Brookfield

2024

Brookfield Asset Management

Q3 2024

INTERIM REPORT

LETTER TO SHAREHOLDERS
Overview
We generated record results in the third quarter. Fee-bearing capital grew to $539 billion, an increase of nearly $100 billion or 23% year-over-year, which benefitted from $135 billion of inflows over the last 12 months, growth in our public affiliates, and the acquisition of partnership stakes in leading partner managers.
Growth is being generated in all our business groups, with tailwinds provided by our global leadership position in energy transition, AI infrastructure and credit. We invested early into sectors which, today, are very much in favor – renewable power, nuclear energy, data centers and semiconductor manufacturing, all of which are experiencing multi-decade investment growth cycles.
On the back of this growth, we generated a record $644 million of fee-related earnings (FRE) and a record $619 million of distributable earnings (DE) in the quarter, increases of 14% and 9%, respectively, over the prior year quarter. The operating leverage inherent in our business has enabled us to expand margins to 58% in the third quarter, a greater than 200-basis point increase from the second quarter. Over the coming quarters, we expect to see further earnings growth over the coming quarters given the success we are having with our fundraising efforts for our flagship and complementary strategies.
Growing Market Tailwinds Enabling Monetization of High-Quality Assets
While global economies and capital markets were more volatile over the past few years, our franchise excelled, with both strong deployment and fundraising. Market conditions are increasingly more constructive. Inflation has eased in most regions, central banks have begun to lower rates, and liquidity is returning to the markets. Since late 2023, the cost of borrowing has declined over 150 to 200 basis points, creating greater confidence among market participants and increasing transaction activity.
We are seeing greater monetization activity, leading to more capital returning to clients and providing for a more constructive fundraising environment across the industry. Given the high quality of our underlying portfolio, we have benefitted disproportionately from this trend and expect it to continue.
Within our portfolio, we have started to see this impact, demonstrated by more than $17 billion of asset sales that we have signed or closed in recent months. With a strong pipeline of further asset sales, we expect this activity to continue. Some notable announcements include:
•In Real Estate, new supply is low across most sectors, financing markets have been steadily improving throughout the year, and underlying fundamentals remain strong, creating an attractive market for high-quality assets. We sold a total of $5.4 billion of real estate assets in the past few months. These include our UK Retail Parks Portfolio, a US Manufactured Home portfolio and the Conrad hotel in Seoul, Korea, which generated blended annualized returns of 28% and a multiple of capital of 2.5x.
•In Renewable Power, there is significant demand for stabilized, cash-generative businesses, particularly those that have a growth angle. We announced a total of $3.2 billion of asset sales in our renewable power and transition portfolio in recent months. The largest of these sales include Saeta Yield, a leading independent developer, owner and operator of renewable power assets in Spain and Portugal; our stake in First Hydro, a critical electricity generation and storage facility in the United Kingdom; and a 50% stake in our Shepherds Flat onshore wind portfolio in Oregon, which generated blended annualized returns of 27% and multiple of capital of 2.5x.
•In Infrastructure, demand is growing for stabilized, income yielding assets. We have announced a total of $2.6 billion of infrastructure asset sales in recent months. This includes separate agreements to sell two Mexican regulated natural gas transmission pipelines, which generated an annualized return of 22% and a multiple of capital of 2.2x.
Broader market stability should enhance our path forward by supporting ongoing growth and value creation across our business, while lower interest rates are supporting a recovery in yield-focused public stocks, including our Infrastructure and Renewable Power publicly listed affiliates. The management agreement with our affiliates is linked to their share prices, aligning our interests with their shareholders. As yield stocks continue to regain public favor, and with strong underlying business performance, our earnings should increasingly benefit from this tailwind.

Business Group Updates
We saw strong growth across all our platforms, especially within Credit, which accounted for more than half of the $21 billion raised in the quarter. We continue to see strong demand from clients increasing their capital allocations to credit strategies, particularly from the insurance sector.
In addition to successfully monetizing numerous mature assets, we have been actively deploying capital, with $20 billion invested or committed during the quarter. We also expect the coming year to be a good period for capital investment.
Highlights of our fundraising and deployment activity during the third quarter include:
Renewable Power & Transition
•Fundraising: We raised $2.2 billion of capital within the quarter, including:
◦An initial close of our Catalytic Transition Fund for $2.4 billion, of which $1.4 billion was raised in the quarter. This new capital is in addition to the $1 billion anchor investment from ALTÉRRA announced previously at COP28.
•Deployment: Subsequent to the end of the quarter, we announced a new partnership agreement with Ørsted to acquire a $2.3 billion stake in a premium portfolio of 3.5 GW of contracted operating offshore wind assets in the United Kingdom with a strong operating history.
Infrastructure
•Fundraising: We raised $1.4 billion of capital within the quarter.
◦With lower interest rates and clients returning to cash yielding investments, we raised over $500 million within our open-ended supercore infrastructure strategy, surpassing the capital raised for this strategy last quarter and making it our strongest quarter for fundraising in this strategy in over two years. We also raised nearly $800 million for our private wealth infrastructure fund.
•Deployment: We completed the acquisition of a portfolio of 76,000 telecom sites in India from American Tower Corp for $800 million of equity capital ($2.2 billion of enterprise value) in the fourth vintage of our flagship infrastructure fund.
Private Equity
•Fundraising: We raised $2.0 billion in the quarter, and last week announced two strategic commitments for our Middle East Partners fund.
•Deployment: We completed the acquisition of Network International for $2.0 billion of equity capital through the sixth vintage of our flagship fund and our middle east fund. Post-acquisition, we intend to combine Network with Magnati, our UAE payment processing business, to create a leading payments platform in the Middle East that will benefit from secular tailwinds and significantly expand our presence in the region.
Real Estate
•Fundraising: We raised $1.6 billion of capital within the quarter.
•Deployment: We deployed $1.5 billion, including:
◦Over $500 million into numerous logistics portfolios across North America and Europe in our opportunistic flagship strategy.
◦Subsequent to the end of the quarter, we made an offer to acquire Tritax EuroBox, a publicly traded European logistics REIT, for approximately $730 million.
Credit
•Fundraising: We raised approximately $14 billion of capital within the quarter, including:
◦$6.4 billion across Oaktree funds and strategies, including $1.5 billion in the twelfth vintage of our flagship opportunistic credit fund.
◦$1 billion raised across our partner managers – Castlelake, Primary Wave, and LCM.

◦Inflows of $4.5 billion of capital from Brookfield Wealth Solutions, driven largely by institutional and retail annuity sales. We also raised $1 billion of third-party SMA capital from a large U.S. life insurance company. We are targeting $50 billion for similar SMAs over the next five years.
Increased Liquidity and Expanded Capabilities with New Partner Managers
Our balance sheet is very strong. We have significant cash on hand, zero debt, and are fully undrawn on our newly established $750 million corporate revolver.
Our balance sheet is used for seeding new strategies that meet the objectives of our clients to drive management fee growth and investing in partner managers that are complementary to our existing business and can strategically expand our product offering.
We partner with managers that are leaders in their space and that can help accelerate our origination capabilities and broaden our investment strategies. Further, we look for partner managers that can benefit from our collaboration and can accelerate their growth as part of our Brookfield Ecosystem.
During the quarter, we closed on a few strategic transactions, including:
•Castlelake: Castlelake is a market-leading, $24 billion AUM alternative asset manager specializing in asset-based private credit including aviation and specialty finance. We acquired a 51% non-controlling stake in the manager and its fee-related earnings as well as a small stake in its carried interest and principal investments. Additionally, Brookfield plans to allocate over $1 billion of capital under management to Castlelake strategies, enabling them to scale their funds and expand their strategies.
•SVB Capital: We completed our acquisition of SVB Capital through Pinegrove Venture Partners, our venture investment platform formed with Sequoia Heritage, which now manages approximately $10 billion in assets. SVB Capital’s 25-year track record in funds, private credit, and co-investments, alongside Pinegrove's existing expertise in venture secondaries and liquidity solutions creates a cohesive and dynamic venture platform that provides access to the innovation economy, designed to deliver tailored solutions for fund managers, founders, and limited partners in the venture capital ecosystem.
At our proportionate share, these two transactions have added approximately $7 billion of fee-bearing capital to our business and will contribute approximately $40 million of fee-related earnings on an annual basis. We are assisting both firms in accelerating their growth trajectories through our client relationships and access to scale capital.
Investor Day Summary
We hosted our Investor Day in September in New York. For those who were unable to attend, the webcast and presentation materials are available on our website.
In summary, our heritage as an owner-operator and 25-year track record of being a best-in-class alternative asset manager has enabled us to reach $1 trillion of AUM. Significant long-term macro tailwinds continue to drive the industry, with global alternative assets under management expected to more than double to $60 trillion in less than 10 years. We are positioned to capture this growth, which should allow us to double the size of our business over the next five years. Some of the topics we covered can be summarized as follows:
Expanding Client Capabilities to Meet Growing Demand Drivers
As the alternatives industry continues to grow, clients are increasingly demanding more from their managers—including global capabilities across a broad set of asset classes at scale, with products across the risk spectrum, and the opportunity for partnerships, SMAs and co-investments. We are using our scale to deepen our relationships with the largest institutional investors, while expanding our footprint into middle-market and family offices. As our strategic relationship with Brookfield Wealth Solutions continues to grow, we are developing more capabilities that we can draw upon to serve third-party insurance companies as well. Additionally, as we broaden our private wealth platform by targeting new investor segments and developing new products specific to our client base, this should drive further growth.
Brookfield Credit Will be our Fastest Growing Business
Earlier this year, we announced the formation of Brookfield Credit, which combined all of our credit capabilities across all our business and partner managers under one group. Today, our credit business represents nearly $245 billion of fee-bearing capital, with plans to grow to nearly $600 billion over the next five years. This growth will come through multiple avenues, which include expanding our flagship and complementary fund offerings and further building out solutions to meet the growing needs of our clients.

Growth Plans to Double the Size of our Business Over the Next Five Years
Our plan is to grow fee-bearing capital to more than $1 trillion over the next five years, doubling the size of our business. This generates 15%+ annual growth in earnings and dividends from continuing to scale our flagship funds, expanding our complementary strategies, and further building out our Credit Group. Growth in our capital base and expansion of our margins should accelerate our earnings, with expected fee-related earnings growing to $5.0 billion. Our earnings should become increasingly stable, with our long-term and permanent or perpetual capital base expected to represent over 90% of our total capital in five years’ time.
Further upside to our stable earnings base is our carried interest potential – this is our second leg of growth. While BAM can expect to realize approximately $2 billion of gross carry by 2029, this base has the potential to grow to $7 billion by 2034, proving to be a significant catalyst for distributable earnings growth in the years to come.
Enhancing Our Corporate Structure and Positioning Ourselves for Broader Index Inclusion
We continue to broaden our shareholder base and our access to the deepest pools of capital for our BAM shares.
Our public listing in December 2022 established us as one of the pre-eminent, pure-play, publicly-listed asset managers. Since then, we have received positive feedback from investors, with a significant increase in our U.S. investor base.
Our business fundamentals—including our stable, predictable earnings, an asset-light balance sheet, and strong growth prospects—make us an attractive investment. While we are pleased with our progress, there is still more we can do. One common theme we have heard has been the importance of broader index inclusion.
To that end, we are taking a few actions with the goal of positioning ourselves for broader index inclusion, and eventually to be eligible for the most followed, large cap U.S. indices.
The steps we are pursuing are as follows:
1.Changed Our Head Office to New York
We have been operating as a U.S. company for twenty years. Our largest share of revenues, assets under management, and employees are based in the U.S., as well as the majority of our institutional shareholders are U.S. investors and the majority of our shares are traded on the New York Stock Exchange. This quarter, we changed our head office to New York—already our largest office—and starting with our 2024 annual report, our financial reports filed with the SEC will be identical in form to those filed by other U.S. domestic issuers.
2.Simplifying Our Corporate Structure
The second step involves simplifying our corporate structure. As a reminder, we originally spun off our asset management business as a privately held company with two shareholders: Brookfield Corporation, which privately holds 73%, and publicly traded Brookfield Asset Management Ltd (NYSE/TSX: BAM), which currently owns the remaining 27% (these are the shares you own).
Brookfield Corporation will now exchange its private interest in our asset management business for public shares of BAM, on a one-for-one basis. This will significantly simplify our structure – publicly-traded BAM will then own 100% of the asset management business, allowing the market cap to accurately reflect the total market value of our asset management business, something closer to approximately $85 billion today.
Though this second step will not have an impact on shareholders or operations, it will require shareholder approval because we will be issuing approximately 1.2 billion shares of BAM to Brookfield Corporation in exchange for an equivalent number of privately owned shares of our asset management business, representing their 73% interest. As such, you will be receiving proxy materials over the next few weeks, and we will be holding a special meeting of shareholders to vote on this matter on December 20, 2024. We expect to close the transaction early in 2025, subject to regulatory and other customary approvals.
We are excited about both these initiatives, which we believe will deliver great value to our shareholders. Simplifying the corporate structure of the asset management business should make it easier for investors to understand and accurately value our security. In addition, broader index inclusion should drive increased ownership among passive institutional investors and attract a broader base of active investors who benchmark against these indices. This increased recognition in the market should ultimately lead to a broader shareholder base.

These efforts are aimed at ensuring our company can reach the broadest set of potential investors while having no impact to our operations, strategic plans or the tax profile of our dividends.
Closing
We remain committed to being a world-class asset manager by investing our capital in high-quality assets that earn solid returns, while emphasizing downside protection. The primary objective of the company continues to be to generate increasing cash flows on a per-share basis, and to distribute that cash to you by dividend or share repurchases.
Thank you for your interest in Brookfield, and please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share.
Sincerely,

Bruce Flatt                            Connor Teskey
Chief Executive Officer                        President
November 4, 2024

Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bam.brookfield.com/reports-filings.1
1Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bam.brookfield.com/reports-filings.

BROOKFIELD ASSET MANAGEMENT LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS

ORGANIZATION OF MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OVERVIEW OF OUR BUSINESS		Private Equity	53
Introduction	14	Credit	55
Basis of Presentation	14	PART 6 – RECONCILIATION OF U.S. GAAP TO
Business History	14	NON-GAAP MEASURES
Business Overview	14	Reconciliation of Net Income to Fee-Related
Value Creation	15	Earnings and Distributable Earnings	57
Competitive Advantages	16	Reconciliation of Revenues to Fee Revenues	58
Products and Principal Strategies	17	PART 7 – LIQUIDITY AND CAPITAL RESOURCES
PART 2 – REVIEW OF FINANCIAL RESULTS		Liquidity	60
Income Statement Analysis	22	Capital Resources	61
Balance Sheet Analysis	29	Exposures to Financial Instruments	61
Cash Flow Statement Analysis	34	Off-Balance Sheet Arrangements	61
Summary of Quarterly Results	36	Related Party Transactions	61
PART 3 – KEY FINANCIAL AND OPERATING		Recent Developments	62
MEASURES		PART 8 – SUMMARY OF SIGNIFICANT
Non-GAAP Measures	39	ACCOUNTING POLICIES
Supplemental Financial Measures Utilized by		Accounting Policies, Estimates, and Judgements	63
Our Asset Management Business	40	Assessments and Changes in Internal Control over
Fee-Bearing Capital Diversification	41	Financial Reporting	63
PART 4 – ANALYSIS OF KEY NON-GAAP FINANCIAL		PART 9 – BUSINESS ENVIRONMENT AND
AND OPERATING MEASURES		RISK DISCLOSURES
Fee-Bearing Capital	42	Quantitative and Qualitative Risk Disclosures	64
Distributable Earnings	44	Market Risk	64
PART 5 – INVESTMENT STRATEGY RESULTS		Foreign Currency Risk	64
Renewable Power and Transition	47	Interest Rate Risk	64
Infrastructure	49	Credit Risk	64
Real Estate	51	GLOSSARY OF TERMS	65

"BAM Ltd." or the "Manager" refers to Brookfield Asset Management Ltd. The "Asset Management Company", our "asset management business", "BAM ULC", or the "Company" refers to Brookfield Asset Management ULC. Please refer to the Glossary of Terms beginning on page 65 which defines certain key terms.
Additional information about the Manager, including our Annual Information Form, is available on our website at www.bam.brookfield.com, on the Canadian Securities Administrators’ website at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
The Manager is incorporated in British Columbia, Canada, and qualifies as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, the Manager complies with U.S. continuous reporting requirements by filing the Canadian disclosure documents with the SEC; the Manager's annual report is filed under Form 40-F and the Manager furnishes its quarterly interim reports under Form 6-K.
Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the Company referred to herein are not incorporated by reference unless explicitly stated otherwise.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of the Manager, the Asset Management Company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of the Manager are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this Report include statements referring to future results, performance, achievements, prospects or opportunities of the Manager, the Asset Management Company or the Canadian, U.S. or international markets, the impact of current market or economic conditions on our businesses, the future state of the economy or the securities market, the anticipated allocation and deployment of our capital, our liquidity and ability to access and raise capital, our fundraising targets, our target growth objectives, our target carried interest, and the impact of acquisitions and dispositions on our business.
Although the Manager believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:
•the Manager’s lack of independent means of generating revenue;
•the Manager’s material assets consisting solely of its interest in the Asset Management Company;
•challenges relating to maintaining our relationship with the Corporation (as defined below) and potential conflicts of interest;
•the Manager being a newly formed company;
•our liability for our asset management business;
•the difficulty for investors to effect service of process and enforce judgments in the United States, Canada and/or other applicable jurisdictions;
•the impact on growth in Fee-Bearing Capital of poor product development or marketing efforts;
•our ability to maintain our global reputation;
•volatility in the trading price of the Class A Shares;
•being subjected to numerous laws, rules and regulatory requirements;
•the potential ineffectiveness of our policies to prevent violations of applicable law;
•meeting our financial obligations due to our cash flow from our asset management business;
•foreign currency risk and exchange rate fluctuations;
•requirement of temporary investments and backstop commitments to support our asset management business;
•rising interest rates;
•revenues impacted by a decline in the size or pace of investments made by our managed assets;
•our earnings growth can vary, which may affect our dividend and the trading price of the Class A Shares;
•exposed risk due to increased amount and type of investment products in our managed assets;

•difficulty in maintaining our culture or managing our human capital;
•political instability or changes in government;
•inflationary pressures;
•unfavorable economic conditions or changes in the industries in which we operate;
•catastrophic events, such as earthquakes, hurricanes, or pandemics/epidemics;
•deficiencies in public company financial reporting and disclosures;
•ineffective management of sustainability considerations, and inadequate or ineffective health and safety programs;
•failure of our information technology systems;
•us and our managed assets becoming involved in legal disputes;
•losses not covered by insurance;
•inability to collect on amounts owing to us;
•information barriers that may give rise to conflicts and risks;
•risks related to our renewable power and transition, infrastructure, private equity, real estate, and other alternatives, including credit strategies;
•risks relating to Canadian and United States taxation laws; and
•other factors described in this Report and in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this Report and such other date specified herein. Except as required by law, the Manager undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.
Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While the Manager believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, the Manager makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.

CAUTIONARY STATEMENT REGARDING THE USE OF NON-GAAP MEASURES
The Manager and the Asset Management Company prepare their financial statements in conformity with the accounting principles generally accepted in the United States of America ("U.S. GAAP"). This Report discloses a number of non-GAAP financial and supplemental financial measures which are utilized in monitoring the Manager and our asset management business, including for performance measurement, capital allocation and valuation purposes. The Manager believes that providing these performance measures is helpful to investors in assessing the overall performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of the Manager’s or our asset management business’ performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP financial measures. Non-GAAP measures include, but are not limited to: (i) distributable earnings (“Distributable Earnings”), (ii) fee revenues (“Fee Revenues”) and (iii) fee-related earnings (“Fee-Related Earnings”). These non-GAAP measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. Supplemental financial measures include assets under management (“AUM”), fee-bearing capital (“Fee-Bearing Capital”) and uncalled fund commitments. The Asset Management Company includes the asset management activities of Oaktree (meaning collectively Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree AIF Investments, L.P., Oaktree Capital Management (Cayman) L.P. and Oaktree Investment Holdings, L.P. and their consolidated subsidiaries), an equity accounted affiliate, in its key financial and operating measures for the asset management business.
For more information on non-GAAP measures and other financial metrics, see “Key Financial and Operating Measures” and “Glossary of Terms” in our MD&A. Reconciliations of these non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP, where applicable, are included in Part 6 "Reconciliation of U.S. GAAP to Non-GAAP Measures" of this Report.

PART 1
OVERVIEW OF OUR BUSINESS
Introduction
This management’s discussion and analysis (“MD&A”) included in this Report presents the financial position of Brookfield Asset Management Ltd. and its consolidated subsidiaries (the "Manager") as at September 30, 2024, and December 31, 2023, and the results of operations for the three and nine months ended September 30, 2024 and 2023. This MD&A also presents the financial position of Brookfield Asset Management ULC and its consolidated subsidiaries (the "Asset Management Company", our "asset management business" or the "Company") as at September 30, 2024, and December 31, 2023, and the results of operations for the three and nine months ended September 30, 2024 and 2023. Unless the context suggests otherwise, references to "we", "us", and "our" refers to our asset management business and the Manager, individually or collectively, where applicable.
The information in this MD&A should be read in conjunction with the following Condensed Consolidated Financial Statements included elsewhere in this Report: (i) the unaudited Condensed Consolidated Financial Statements of the Manager as at September 30, 2024 and December 31, 2023, and the results of operations for the three and nine months ended September 30, 2024 and 2023 and (ii) the unaudited Condensed Consolidated Financial Statements of the Asset Management Company as at September 30, 2024 and December 31, 2023 and the results of operations for the three and nine months ended September 30, 2024 and 2023, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
The financial information contained in this MD&A is presented in U.S. dollars and, unless otherwise indicated, all references to “$” are to U.S. dollars.
Basis of Presentation
The Manager, a Canadian corporation, through its ownership interests in its single investment, our asset management business, is a leading global alternative asset manager. The Manager was incorporated on July 4, 2022 and did not have prior historical operations or activities. As of September 30, 2024, the Manager’s sole material asset was its approximately 27% interest in the Asset Management Company, which is accounted for using the equity method. The Manager’s returns are earned from its interest in our asset management business, and therefore this MD&A focuses on the results and operations thereof, underlying the equity earnings of the Manager.
All financial data is presented in U.S. dollars and, unless otherwise indicated, has been prepared in conformity with U.S. GAAP. Non-GAAP measures used in this MD&A are reconciled to the most directly comparable GAAP measure.
Business History
The Manager and the Asset Management Company were formed by Brookfield Corporation (the “Corporation”) to facilitate a plan of arrangement (the “Arrangement”). The Arrangement, which closed on December 9, 2022, involved the division of Brookfield Corporation into two publicly traded companies – the Manager, which is listed on the NYSE and TSX under the ticker symbol “BAM”, is a pure-play leading global alternative asset management business; and the Corporation, listed under the ticker symbol "BN", a leading global investment firm focused on building long-term wealth for institutions and individuals.
The Manager allows investors to directly access the global alternative asset management business previously carried on by the Corporation and its subsidiaries. This business is now owned and operated through the Asset Management Company, which is owned approximately 73% by the Corporation and approximately 27% by the Manager as of September 30, 2024.
Business Overview
We are one of the world’s leading global alternative asset managers, with over $1 trillion of assets under management ("AUM") as of September 30, 2024, across renewable power and transition, infrastructure, real estate, private equity, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We draw on our heritage as an owner and operator to invest for value and generate strong returns for our clients across economic cycles.
To do this, we leverage our team of over 2,400 investment and asset management professionals, our global reach, deep operating expertise, and access to large-scale capital to identify attractive investment opportunities and invest on a proprietary basis. Our investment approach and strong track record have been the foundation and driver of our growth.

We provide a highly diversified suite of alternative investment strategies to our clients and are constantly seeking to innovate new strategies to meet their needs. We have over 50 unique active strategies that span a wide range of risk-adjusted returns, including opportunistic, value-add, core, super-core, and credit. We evaluate the performance of these product offerings and our investment strategies using a number of non-GAAP measures as outlined in Part 3 "Key Financial and Operating Measures" within this MD&A. The Manager utilizes Fee-Bearing Capital, Fee Revenues, Fee-Related Earnings and Distributable Earnings to assess the performance of our asset management business.
We are in a fortunate position to be trusted with our clients’ capital and our objective is to meet their financial goals and provide for a better financial future while providing a market leading experience. Our team of approximately 200 client service professionals across 18 global offices are dedicated to ensuring that the business is exceeding their service expectations.
We have over 2,300 clients, with some of our clients being among the world’s largest institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies, and individual investors.
Our guiding principle is to operate our business and conduct our relationships with the highest level of integrity. Our emphasis on diversity and inclusion reinforces our culture of collaboration, allowing us to attract and retain top talent. We strive to embed strong sustainability practices throughout our business, underpinning our goal of having a positive impact on the communities and environment in which we operate.
Value Creation
We create shareholder value by increasing the earnings profile of our asset management business. Alternative asset management businesses such as ours are typically valued based on a multiple of their Fee-Related Earnings and performance income. Accordingly, we create value by increasing the amount and quality of Fee-Related Earnings and carried interest, net of associated costs. This growth is achieved primarily by expanding the amount of Fee-Bearing Capital we manage, earning performance income such as carried interest, through strong investment results and maintaining competitive operating margins.
As at September 30, 2024, we had Fee-Bearing Capital of $539 billion, of which 88% is long-dated or perpetual in nature, providing significant stability to our earnings profile. We consider Fee-Bearing Capital that is long-dated or perpetual in nature to be Fee-Bearing Capital relating to our long-term private funds, which are typically committed for 10 years with 2 one-year extension options, and Fee-Bearing Capital relating to our perpetual strategies, which include our permanent capital vehicles as well as capital we manage in our perpetual core and core plus private fund strategies. We seek to increase our Fee-Bearing Capital by growing the size of our existing product offerings and developing new strategies that cater to our clients’ investment needs. We also aim to deepen our existing institutional relationships, develop new institutional relationships, and access new distribution channels such as high net worth individuals and retail.
As of September 30, 2024, we had a diversified client base of over 2,300 clients, which continues to grow. Our private wealth channel also continues to grow and represents over 7% of capital raised. We have a dedicated team of over 100 people that are focused on distributing and developing catered products to the private wealth channel.
We are actively progressing new organic growth strategies, including transition, insurance solutions, secondaries, and technology. We are also pursuing strategic M&A opportunities that would expand our capabilities. These new initiatives, in addition to our existing strategies are expected to have a very meaningful impact on our growth trajectory in the long term.
As we grow our Fee-Bearing Capital, we earn incremental base management fees. In order to support this growth, we have grown our team of investment and asset management professionals. Our costs are predominantly in the form of compensation for the over 2,400 professionals we employ globally.
When deploying our clients’ capital, we seek to leverage our competitive advantages to acquire high-quality real assets and essential service businesses that form the backbone of the global economy. We use our global reach and access to scale capital to source attractive investment opportunities and leverage our deep operating expertise to underwrite investments and create value throughout our ownership. Our goal is to deliver superior investment returns to our clients and successfully doing so should result in the growth of realized carried interest over time.
We generate robust Distributable Earnings, which is our primary financial performance metric. Distributable Earnings of the Manager represent our share of Distributable Earnings from the Asset Management Company less general and administrative expenses, but excluding equity-based compensation costs of the Manager. The Manager intends to pay out approximately 90% of its Distributable Earnings to shareholders quarterly and reinvest the balance back into the business.
We also monitor the broader markets and occasionally identify attractive, strategic investment opportunities that have the potential to supplement our existing business. Generally, we seek acquisitions that will allow us to achieve immediate scale in a new asset class or grant us access to additional distribution channels. An example of such growth is the partnership we formed with Oaktree in 2019, which deepened the capabilities we offer our clients and better positions us across market cycles. Such acquisitions may occur from time to time should they be additive to our franchise, attractive to our clients, and accretive to our shareholders.
Competitive Advantages
We seek to harness the following four distinct competitive advantages that enable us to consistently identify and acquire high-quality assets and create significant value in the assets that we invest in and operate on behalf of our clients.
Large Scale
We had over $1 trillion in assets under management and $539 billion in Fee-Bearing Capital as of September 30, 2024. We offer our investors a large portfolio of private funds that have global mandates and diversified strategies. Our access to large-scale, flexible capital that is further enhanced by our relationship with the Corporation, allows us to pursue transactions on a scale beyond the reach of others, delivering superior risk-adjusted returns.
Operating Expertise
We are supported globally by approximately 240,000 operating employees of our managed businesses, who are instrumental in maximizing the value and cash flows of our managed assets. We believe that strong operating experience is essential in maximizing efficiency and productivity – and ultimately, returns. We do this by maintaining a culture of long-term focus, alignment of interest and collaboration through the people we hire, our compensation philosophy, and our operating philosophy. This operating expertise developed through our heritage as an owner-operator is invaluable in underwriting acquisitions and executing value-creating development and capital projects.
Global Reach
We invest on behalf of our clients in more than 30 countries on five continents around the world. We believe that our global reach allows us to diversify and identify a broad range of opportunities. We can invest where capital is scarce, and we believe that our scale enables us to move quickly and pursue multiple opportunities across different markets. Our global reach also allows us to operate our assets more effectively: we believe that a strong on-the-ground presence is critical to operating successfully in many of our markets, and many of our businesses are truly local. Furthermore, the combination of our strong local presence and global reach enables us to bring global relationships and operating practices to bear across markets to enhance returns.
Brookfield Ecosystem
The unique intelligence we generate from the ongoing interconnectivity between our over $1 trillion portfolio, our global partnerships and our visibility into global capital flows helps us identify themes and trends in investing, spot pockets of value and source attractive investment opportunities. This competitive advantage has allowed us to build leading positions in assets classes that are most in favor and deliver strong investment returns to our clients across multiple business cycles.

Products and Principal Strategies
Our products broadly fall into one of three categories: (i) long-term private funds, (ii) permanent capital vehicles and perpetual strategies, and (iii) liquid strategies. These are invested across five principal strategies: (i) renewable power and transition, (ii) infrastructure, (iii) real estate, (iv) private equity, and (v) credit.
Renewable Power and Transition
Overview
•We are a leading global investment manager in renewable power and transition, with $103 billion of AUM as of September 30, 2024.
•Clean energy occupies a uniquely complementary position to the global goals of net-zero emissions, low-cost energy, and energy security. We believe that the growing global demand for low-carbon energy, especially amongst corporate off-takers, will lead to continued growth opportunities for us in the future. The investment environment for renewable power and transition remains favorable and we expect to continue to advance our substantial pipeline of renewable power and transition opportunities on behalf of our clients and managed assets.
•We have approximately 140 investment and asset management professionals globally that are focused on our renewable power and transition strategy, supported by approximately 19,200 operating employees in the renewable power and transition operating businesses that we manage. Our extensive experience and knowledge in this industry enable us to be a leader in all major technologies with deep operating and development capabilities.
Our Products
Long-term Private Funds
•Brookfield Global Transition Fund (“BGTF”) is our flagship transition fund series which is focused on investments aimed at accelerating the global transition to a net-zero carbon economy. The mandate of this product is to assist utility, energy and industrial businesses reduce carbon dioxide emissions, expand low-carbon and renewable energy production levels and advance sustainable solutions.
•The recently launched Catalytic Transition Fund (“CTF”) focuses on directing capital into clean energy and transition assets in emerging markets in South and Central America, South and Southeast Asia, the Middle East, and Eastern Europe. CTF will help drive clean energy investment in emerging markets.
Permanent Capital Vehicles and Perpetual Strategies
•We also manage Brookfield Renewable Partners L.P. (“BEP”), one of the world’s largest publicly traded renewable power platforms, which is listed on the NYSE and TSX and had a market capitalization of over $19.5 billion as of September 30, 2024.
Across our renewable power and transition products, we have invested on behalf of our clients in:
•Hydroelectric operations, through river systems and facilities that provide electricity and have grid stabilizing capabilities;
•Wind operations that use turbines to create electricity;
•Utility solar operations that harness energy from the sun to generate electricity;
•Distributed energy and storage which provides small-scale generation that can be locally installed, and pump storage facilities; and
•Sustainable solutions including renewable natural gas, carbon capture and storage, recycling, cogeneration biomass, nuclear services, and power transformation.

Infrastructure
Overview
•We are one of the world’s largest investment managers in infrastructure, with $202 billion of AUM as of September 30, 2024.
•We focus on acquiring high-quality businesses on behalf of our clients that deliver essential goods and services, diversified across the utilities, transport, midstream and data infrastructure sectors. We partner closely with management teams to enable long-term success through operational and other improvements.
•We have approximately 240 investment and asset management professionals globally that are focused on our infrastructure strategy, supported by approximately 53,400 operating employees in the infrastructure operating businesses that we manage.
Our Products
Long-term Private Funds
•Brookfield Infrastructure Funds (“BIF”) is our flagship infrastructure fund series. In this product offering, we invest on behalf of our clients in high-quality infrastructure assets on a value basis and seek to add value through the investment life cycle by utilizing our operations-oriented approach.
Permanent Capital Vehicles and Perpetual Strategies
•We manage Brookfield Infrastructure Partners L.P. (“BIP”), one of the largest, pure-play, publicly traded global infrastructure platforms, which is listed on the NYSE and TSX and had a market capitalization of $28.7 billion as of September 30, 2024. In this product offering, we invest on behalf of our clients in high-quality, long-life assets that provide essential products and services for the global economy.
•We manage Brookfield Super-Core Infrastructure Partners (“BSIP”), which is our perpetual infrastructure private fund strategy. In this product offering, we invest on behalf of our clients in core infrastructure assets in developed markets, with a focus on yield, diversification, and inflation-protection.
•We also manage Brookfield Infrastructure Income Fund (“BII”), a semi-liquid infrastructure product strategy, offering private wealth investors access to our best-in-class infrastructure platform.
The infrastructure investments that we manage provide a diversified exposure for our clients to scarce, high-quality businesses that benefit from significant barriers to entry and deliver essential goods and services. Through the various products outlined, we have invested in:
•Regulated or contracted businesses that earn a return on asset base, including electricity and gas connections, natural gas pipelines and electricity transmission lines;
•Systems involved in the movement of freight, commodities and passengers, including rail operations, toll roads, terminal and export facilities;
•Assets that handle the movement and storage of commodities from a source of supply to a demand center, including transmission pipelines, natural gas process plants and natural gas storage; and
•Businesses that provide essential services and critical infrastructure to transmit and store data globally, including telecom towers and active rooftop sites, fiber optic cable and data centers.

Real Estate
Overview
•We are one of the world’s largest investment managers in real estate, with over $272 billion of AUM as of September 30, 2024.
•We have invested, on behalf of clients, in iconic properties in the world’s most dynamic markets with the goal of generating stable and growing distributions for our investors while protecting them against downside risk.
•We have approximately 660 investment and asset management professionals that are focused on generating superior returns across our real estate strategies, supported by approximately 29,400 operating employees in the real estate operating businesses that we manage.
Our Products
Long-term Private Funds
•Our opportunistic real estate flagship fund series is Brookfield Strategic Real Estate Partners (“BSREP”). Through this product, we invest globally across various sectors and geographies on behalf of our clients in high-quality real estate with a focus on large, complex, distressed assets, turnarounds, and recapitalizations.
•We also manage a real estate secondaries strategy, Brookfield Real Estate Secondaries (“BRES”), with a focus on providing liquidity solutions for other real estate general partners.
Permanent Capital Vehicles and Perpetual Strategies
•We manage $17 billion of Fee-Bearing Capital in Brookfield Property Group (“BPG”) as of September 30, 2024, which we invest, on behalf of the Corporation, directly in real estate assets. BPG owns, operates, and develops iconic properties in the world’s most dynamic markets with a global portfolio of office, retail, multifamily, logistics, hospitality, land and housing, triple net lease, manufactured housing, and student housing assets on five continents.
•We also manage capital in our perpetual private fund real estate strategy, Brookfield Premier Real Estate Partners (“BPREP”). This is a core plus strategy that invests in high-quality, stabilized real assets located primarily in the U.S. with a focus on office, retail, multifamily and logistics real estate assets. We also have two regional BPREP strategies that are dedicated specifically to investments in Australia (“BPREP-A”) and Europe (“BPREP-E”).
•We also manage a non-traded REIT, Brookfield Real Estate Income Trust (“Brookfield REIT”), which is a semi-liquid strategy catering specifically to the private wealth channel. This product invests in high quality income-producing opportunities globally through equity or real estate-related debt.
Through the various products outlined, we have invested in multiple asset classes including:
•Office properties in key gateway cities in the U.S., Canada, the U.K., Germany, Australia, Brazil and India;
•High-quality retail destinations that are central gathering places for the communities they serve, combining shopping, dining, entertainment and other activities;
•Full-service hotels and leisure-style hospitality assets in high-barrier markets across North America, the U.K. and Australia; and
•High-quality assets with operational upside across multifamily, alternative living, life sciences and logistics sectors globally.

Private Equity
Overview
•We are a leading private equity investment manager with $141 billion of AUM as of September 30, 2024.
•We focus on high-quality businesses that provide essential products and services, diversified across business services and industrials sectors. We partner closely with management teams to enable long-term success through operational and other improvements.
•We have approximately 280 investment and asset management professionals globally that are focused on our private equity strategy, supported by approximately 133,700 operating employees in the operating businesses that we manage.
Our Products
Long-term Private Funds
•Our global opportunistic flagship fund series, Brookfield Capital Partners (“BCP”), is our leading private equity offering. The series of funds focuses on cash-flowing essential service businesses. We seek investments that benefit from high barriers to entry and enhance their cash flow capabilities by improving strategy and execution.
•Our special investments strategy, Brookfield Special Investments (“BSI”), is focused on structured, large-scale, non-control investments. This product capitalizes on transactions that do not fit our traditional control-oriented flagship private equity fund series. Situations may include recapitalizations or strategic growth capital where we expect to generate equity-like returns while ensuring downside protection through contracted returns.
•Our secondaries strategy, Brookfield Sponsor Solutions (“BSS”), provides bespoke capital solutions to sponsor-backed companies at an inflection point of growth.
•Our thematic private equity strategy, Brookfield Financial Infrastructure Partners (“BFIP”), focuses on investments in asset-light financial infrastructure companies that underpin the global financial system.
•Our regional private equity strategy, Brookfield Middle East Partners (“BMEP”), is focused on opportunistically investing across sectors and countries in the Middle East by drawing on Brookfield’s global footprint and value-add as a strategic partner.
Permanent Capital Vehicles and Perpetual Strategies
•We manage Brookfield Business Partners L.P. (“BBU”), which is a publicly traded global business services and industrials company focused on owning and operating high-quality providers of essential products and services. BBU is listed on the NYSE and TSX and had a market capitalization of $5.2 billion as at September 30, 2024.
Our private equity vehicles acquire high-quality operations globally. The broad investment mandate provides us with the flexibility to invest on behalf of our clients across multiple industries through many forms. Through the various products outlined above, we have invested on behalf of our clients in:
•Leading service providers to large-scale infrastructure assets, including a leading provider of work access services, modular building leasing services, a leading global provider of lottery services and technology solutions, and one of the largest private school operators globally;
•Operationally intense industrial businesses that benefit from a strong competitive position, including a leading global provider of advanced automotive battery technology, a leading private water and wastewater services company in Brazil, a leading global aviation services and leasing business, and a leading manufacturer of engineered components for industrial trailers and other towable equipment providers, among others;
•Essential business services providers, including the largest private sector residential mortgage insurer in Canada, a leading value-add distributor of telecom equipment, and a leading provider of software and technology services to automotive dealers; and
•Our venture capital strategy, SVB Capital (rebranded to Pinegrove Ventures after acquisition) manages investments in the innovation economy and is uniquely positioned to access highly sought-after opportunities in high quality venture-backed companies and funds.

Credit
Overview
•We are one of the world’s largest and most experienced credit managers globally, with $314 billion of AUM as of September 30, 2024.
•We seek to provide flexible, specialized capital solutions to borrowers and deliver attractive risk-adjusted returns to our clients across a range of debt strategies, focusing on private credit and direct lending in areas in which we possess differentiated investment and operational capabilities.
•We have approximately 550 investment professionals globally that are focused on our credit strategies, investing across a broad spectrum of investments, leveraging the capabilities we have organically built in collaboration with the capabilities of leading credit managers with whom we partner.
Our Products
•Our flagship opportunistic credit strategy, Global Opportunities, seeks to generate current income and long-term capital appreciation by investing in private loans to large private-equity-owned companies with a focus on protecting against losses by buying claims on assets at discounted prices. We aim to achieve substantial gains by actively participating in restructurings to restore companies to financial viability and creating value at every stage of the investment process.
•Oaktree Lending Partners (“OLP”) seeks to generate current income and long-term capital appreciation by investing in private loans to large private-equity-owned companies in the U.S. We aim to build a diverse portfolio of first-lien secured loans to mature, buyout, and late-stage companies across industries.
•Brookfield Infrastructure Debt (“BID”) is our infrastructure debt fund series, which invests on behalf of our clients in mezzanine debt investments in high-quality, core infrastructure assets.
•Our commercial real estate debt fund series, Brookfield Real Estate Finance Fund (“BREF”), targets investments in transactions, predominantly in the U.S., that are senior to traditional equity and subordinate to first mortgages or investment-grade corporate debt.
•In addition, we provide tailored separately managed accounts for our clients, with private credit investment programs designed for each of our clients’ specific risk, return, and prudential requirements. Each client’s private credit investment portfolio can be customized across multiple dimensions, including asset class, credit quality, duration, sector, and geography, with proprietary access to our broad-based private credit origination capabilities.
The credit investments that we manage enable our clients to have exposure to a broad range of credit strategies, including:
•Private Credit strategies focusing on underwriting and managing directly sourced credit investments on behalf of our clients, across various sectors, including infrastructure, renewable energy, real estate, corporate credit, royalties, aviation, equipment finance, as well as consumer and SME credit;
•Opportunistic Credit strategies that are designed to capitalize on market dislocations and inefficiencies to generate high returns. These strategies typically involve investing in distressed or special situations where credit is undervalued or overlooked by traditional investors;
•Structured Credit strategies investing across structured and asset-backed finance opportunities in real estate, fund finance, aviation, consumer and corporate credit and more; and
•Liquid Credit strategies investing across a broad spectrum of public debt securities, from high-yield to investment-grade.

PART 2
REVIEW OF FINANCIAL RESULTS
Income Statement Analysis
Condensed Consolidated Statement of Comprehensive Income
The following table summarizes the financial results of the Manager for the three and nine months ended September 30, 2024 and 2023:

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Operating recoveries	$170	$38	$362	$223
Expenses
Compensation and benefits	(146)	(32)	(272)	(154)
Other operating expense	(2)	—	(5)	—
Carried interest allocation compensation
Realized	(1)	—	(30)	(14)
Unrealized	(26)	(5)	(66)	(60)
Total carried interest allocation compensation	(27)	(5)	(96)	(74)
Interest expense	(4)	(2)	(12)	(5)
Total expenses	(179)	(39)	(385)	(233)
Share of income from Brookfield Asset Management ULC	138	123	378	366
Net income	$129	$122	$355	$356
For the three months ended September 30, 2024 and 2023
Net income consists of the Manager’s equity interest in the earnings of the Asset Management Company and compensation and benefit costs, primarily attributable to executive compensation costs of the Manager, and unrealized carried interest compensation expense. A material portion of these costs are reimbursed by the Corporation and the Asset Management Company in accordance with the Relationship Agreement and the Asset Management Services Agreement. During the three months ended September 30, 2024, the Manager recorded net income of $129 million, compared to $122 million in the prior period. The increase in net income compared to the prior period was driven by the higher income of the Asset Management Company and our higher ownership due to the AEL Mandate as described below.
For the nine months ended September 30, 2024 and 2023
During the nine months ended September 30, 2024, the Manager recorded net income of $355 million, compared to $356 million in the prior period. On May 2, 2024, Brookfield Wealth Solutions ("BWS") completed the acquisition of the remaining outstanding common stock of American Equity Investment Life Holding Company ("AEL") that it did not already own. In connection with the transaction, the Manager issued approximately 28.8 million Class A Shares totaling consideration of $1.1 billion to the Corporation in exchange for 28.8 million common shares of the Asset Management Company (the "AEL Mandate" or "AEL Transaction"). The AEL Mandate was non-dilutive to BAM Ltd. shareholders and increased the Manager's ownership in the Asset Management Company from approximately 25% to approximately 27%.
The decrease in net income compared to the prior period was driven by higher interest expense on the credit facility with the Asset Management Company and higher non-recoverable compensation costs. This was partially offset by the higher income of the Asset Management Company and our higher ownership resulting from the aforementioned AEL Mandate.
Refer to the following discussion for details on the earnings of the Asset Management Company.

Condensed Consolidated Statement of Operations
The following table summarizes the Condensed Consolidated Statement of Operations for the Asset Management Company for the three and nine months ended September 30, 2024 and 2023:

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Revenues
Base management and advisory fees	$873	$778	$2,480	$2,339
Investment income
Carried interest allocations
Realized	—	—	11	32
Unrealized	55	89	(24)	230
Total investment income	55	89	(13)	262
Interest and dividend revenue	34	44	117	127
Other revenues (expenses)	155	(18)	333	204
Total revenues	1,117	893	2,917	2,932
Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(326)	(208)	(878)	(765)
Other operating expenses	(84)	(81)	(238)	(229)
General, administrative and other	(20)	(18)	(42)	(37)
Total compensation, operating, and general and administrative expenses	(430)	(307)	(1,158)	(1,031)
Carried interest allocation compensation
Realized	(3)	—	(50)	(14)
Unrealized	(35)	(3)	(32)	(74)
Total carried interest allocation compensation	(38)	(3)	(82)	(88)
Interest expense	(8)	(3)	(17)	(10)
Total expenses	(476)	(313)	(1,257)	(1,129)
Other (expenses) income, net	(69)	(40)	(117)	10
Share of income from equity method investments	61	22	194	94
Income before taxes	633	562	1,737	1,907
Income tax expense	(96)	(52)	(309)	(301)
Net income	537	510	1,428	1,606
Net (income) loss attributable to:
Preferred shares redeemable non-controlling interest	60	(11)	161	(82)
Non-controlling interest	(53)	(5)	(109)	(59)
Net income attributable to the common stockholders	$544	$494	$1,480	$1,465
The asset management business primarily generates revenue from fees earned pursuant to contractual arrangements with funds, publicly traded vehicles, and investors as well as transaction and advisory fees. These fees include base management fees, incentive distribution rights, and certain advisory fees. Base management fees are long-term, recurring in nature, and correspond to fundraising activity, net asset values of certain of our funds, and market capitalizations of our publicly traded vehicles, specifically BIP, BEP and BBU. Incentive distribution rights are performance fees earned from BIP and BEP for exceeding predetermined distribution thresholds, are long-term, and are not subject to clawback.
The asset management business is entitled to carried interest assuming certain investment returns are achieved, as well as incentive management fees in certain of our structures where we are entitled to contractual fees from an investment fund based on achieving prescribed investment returns.

The composition of our revenues will vary based on market conditions and the cyclical nature of our businesses. Carried interest allocations generated by our funds and associated carried interest compensation are driven by the performance of the underlying investments as well as overall market conditions. Fair values are affected by changes in the fundamentals of our investments, the industries in which they operate, the overall economy, and other market conditions. The impact of fair values of our underlying investments throughout market cycles may result in material increases or decreases to carry generated, net of expenses.
Expenses within our asset management business primarily include employee base compensation, bonuses, and share-based compensation. Period over period changes in employee base compensation and bonuses generally result from changes in headcount and annual salary changes. Share-based awards are granted in the first quarter of each year and generally vest over 5 years. Equity settled compensation awards vest on a graded basis over the vesting period and cash settled share-based compensation awards are recorded at fair value quarterly based on the trading price of BAM Ltd. Class A Shares. Therefore, for cash settled share-based compensation, an increase or decrease in the share price of BAM Ltd. will result in share-based compensation expense or recovery.
For the three months ended September 30, 2024 and 2023
Net income for the three months ended September 30, 2024 was $537 million, of which $544 million was attributable to common stockholders. This compares to net income of $510 million for the three months ended September 30, 2023, of which $494 million was attributable to common stockholders.
Revenues
Revenues for the three months ended September 30, 2024 were $1.1 billion, which represents an increase of $224 million or 25% compared to $893 million of revenue for the three months ended September 30, 2023. Excluding recoveries for liability-based awards, revenues for the three months ended September 30, 2024 increased $132 million or 14% compared to the three months ended September 30, 2023.
Base Management and Advisory Fees
Base management and advisory fees, excluding incentive distributions, for the three months ended September 30, 2024 were $768 million, which represents an increase of $84 million or 12% compared to the three months ended September 30, 2023. The increase was predominantly driven by a full quarter of base management fee revenues associated with the AEL Mandate. Management fee revenues also increased from incremental contributions from capital raised for our latest flagship funds, as well as capital deployed across our complementary strategies. In addition, higher trading prices of BIP and BEP also increased fee revenues for the period. These increases were partially offset by lower catch-up fees and the end of the investment period of certain of our older vintage funds.
Incentive distributions for the three months ended September 30, 2024, were $105 million, an increase of $11 million or 12% from the three months ended September 30, 2023, driven by growth in BIP and BEP's dividends of 6% and 5%, respectively.
Carried Interest Allocations
Realized carried interest allocations were $nil for the three months ended September 30, 2024 and the three months ended September 30, 2023. Realized carried interest allocations on mature funds are attributed to the Corporation through our redeemable preferred shares.
The unrealized carried interest allocation of $55 million for the three months ended September 30, 2024 represents a decrease of $34 million compared to the three months ended September 30, 2023. The unrealized carried interest allocations generated for the period were primarily driven by higher valuations in our global transition, infrastructure and private equity flagship funds. The decrease from the prior period reflects lower relative valuations across various mature real estate flagship funds.
Carried interest allocations generated by new funds are 66.7% attributable to the asset management business and 33.3% to the Corporation. Within the Condensed Consolidated Statement Of Operations, carry revenue is presented on a 100% basis and the portion attributable to the Corporation is presented in Net Income Attributable to Non-Controlling Interest. Unrealized carried interest allocations attributable to the asset management business was $104 million for the three months ended September 30, 2024, compared to $25 million for the three months ended September 30, 2023.
Interest and Dividend Revenue
Interest and dividend revenue for the three months ended September 30, 2024 was $34 million, which represents a decrease of $10 million compared to the three months ended September 30, 2023. The decrease was due to the lower deposit balance held with the Corporation driven by the acquisition of our incremental approximately 4.5% ownership interest in Oaktree as well as our strategic acquisitions during the third quarter. In addition, the funding of working capital requirements also decreased our deposit balance with the Corporation.
Other Revenues (Expenses)
Other revenues (expenses) were $155 million for the three months ended September 30, 2024, an increase of $173 million compared to an expense of $18 million for the three months ended September 30, 2023. Other revenues (expenses) are largely comprised of recoverables from the Corporation related to share and performance-based compensation as defined by the Relationship Agreement, fund expense recharges, and incentive management fees earned on certain funds.
The increase compared to the prior period was due to higher recoveries in share-based and performance-based compensation resulting from an increase in liability-based awards and carried interest allocation compensation recoverable from the Corporation. Share-based and performance-based award expenses that are recoverable from the Corporation are recognized in other revenues (expenses) with the offsetting expense recognized in compensation and benefits, and carried interest allocation compensation, respectively. Excluding the impact of these awards, other revenues (expenses) increased $41 million compared to the prior period primarily due to higher fund expense recharges. A decrease in performance and liability-based compensation resulted in reduced recoveries in the prior period.
Expenses
Total expenses for the three months ended September 30, 2024 were $476 million, an increase of $163 million or 52% compared to the three months ended September 30, 2023.
Compensation and Benefits
Compensation and benefits for the three months ended September 30, 2024 were $326 million, which represents an increase of $118 million compared to the three months ended September 30, 2023. This is primarily attributable to higher share-based compensation expense related to liability-based awards of $91 million. Excluding liability-based awards, compensation costs increased by $26 million or 10% resulting from the ongoing growth of our asset management business.
Other Operating Expenses
Other operating expenses are comprised of professional fees, facilities costs, as well as costs directly associated with our fundraising and investment functions. Other operating expenses were $84 million for the three months ended September 30, 2024, compared to $81 million for the three months ended September 30, 2023. The increase was primarily attributable to the growth in our business relative to the prior period.
Carried Interest Allocation Compensation
Compensation expenses related to carried interest allocation compensation were $38 million for the three months ended September 30, 2024, which represents an increase of $35 million compared to the three months ended September 30, 2023. This was primarily driven by higher relative valuation gains across certain infrastructure and private equity funds compared to the three months ended September 30, 2023. The carried interest compensation expense associated with mature funds is fully recoverable from the Corporation. Carried interest compensation expense on new funds during the period was $3 million.
Other Expenses, net
Other expenses, net for the three months ended September 30, 2024 totaled $69 million compared to $40 million in the prior period. This activity primarily consists of mark-to-market movements on our investment in BSREP III and mark-to-market adjustments on call and put options with third parties that would result in the Asset Management Company acquiring additional interests in our partner managers.
Share of Income from Equity Method Investments
Our share of income from equity method investments was $61 million compared to $22 million in the prior period, or an increase of 177%. This was predominantly driven by increased earnings from our investment in Oaktree due to higher management fees earned and unrealized carried interest generated during the period.
Income Tax Expense
Income tax expense was $96 million for the three months ended September 30, 2024, which represents an increase of $44 million compared to the three months ended September 30, 2023. This increase was driven by higher taxable income relative to the prior period.

Net (Income) Loss Attributable to Preferred Share Redeemable Non-Controlling Interest
The asset management business recognizes carried interest income and associated carried interest allocation expense on mature funds within our Condensed Consolidated Statement of Operations on a gross basis. As the net carried interest generated on mature funds is all attributable to the Corporation, the net income or loss attributable to the Corporation via the preferred shares primarily represents the change in carried interest, net of carried interest allocation expense and taxes on mature funds owing to the Corporation.
Net loss attributable to preferred redeemable non-controlling interest was $60 million for the three months ended September 30, 2024 primarily due to movement in valuations, net of carried interest allocation expense, and taxes on certain mature real estate funds during the period.
Net Income Attributable to Non-Controlling Interest
Net income attributable to non-controlling interest was $53 million for the three months ended September 30, 2024. The asset management business recognizes carried interest income on new funds within our Condensed Consolidated Statement of Operations on a gross basis. On new funds, 33.3% of carried interest revenue is attributable to the Corporation, this balance is primarily the carried interest generated on new funds that is attributable to the Corporation and fluctuates depending on the carried interest generated on new funds during the period.
For the nine months ended September 30, 2024 and 2023
Net income for the nine months ended September 30, 2024 was $1.4 billion, of which $1.5 billion was attributable to common stockholders. This compares to net income of $1.6 billion for the nine months ended September 30, 2023, of which $1.5 billion was attributable to common stockholders.
Revenues
Revenues for the nine months ended September 30, 2024 were $2.9 billion, which represents a decrease of $15 million compared to $2.9 billion of revenue for the nine months ended September 30, 2023. Excluding recoveries for liability-based awards, revenues for the nine months ended September 30, 2024 decreased $34 million or 1% compared to the nine months ended September 30, 2023.
Base Management and Advisory Fees
Base management and advisory fees, excluding incentive distributions, for the nine months ended September 30, 2024 were $2.2 billion, which represents an increase of $105 million or 5% compared to the nine months ended September 30, 2023. The increase was predominantly driven by the AEL Mandate. Management fee revenues also increased due to incremental contributions from capital raised for our latest flagship funds, as well as capital deployed across our complementary strategies. These increases were partially offset by lower trading prices of BIP and BBU, lower net asset value of BPG, and the end of the investment period of certain of our older vintage funds.
Incentive distributions for the nine months ended September 30, 2024, were $317 million, an increase of $36 million or 13% from the nine months ended September 30, 2023, driven by growth in BIP and BEP's dividends of 6% and 5%, respectively.
Carried Interest Allocations
Realized carried interest allocations were $11 million for the nine months ended September 30, 2024, which represents a decrease of $21 million compared to the nine months ended September 30, 2023. Realized carried interest allocations in the current and prior period were predominantly due to dispositions within our first real estate flagship fund. All realized carried interest revenues, net of carry compensation for the current and comparative period related to mature funds and are attributable to the Corporation. Realized carried interest allocations on mature funds are attributed to the Corporation through our redeemable preferred shares.
The unrealized carried interest allocation reversal of $24 million for the nine months ended September 30, 2024 represents a decrease of $254 million compared to the nine months ended September 30, 2023. The change in the period reflects lower valuations across our real estate flagship funds, which is partially offset by higher valuations in our global transition, infrastructure, and private equity funds.
Carried interest allocation generated by new funds are 66.7% attributable to the asset management business and 33.3% to the Corporation. Within the Condensed Consolidated Statement Of Operations, carry revenue is presented on a 100% basis and the portion attributable to the Corporation is presented in Net Income Attributable to Non-Controlling Interest. Unrealized carried interest allocations attributable to the asset management business was $179 million for the nine months ended September 30, 2024, compared to $123 million for the nine months ended September 30, 2023.
Interest and Dividend Revenue
Interest and dividend revenue for the nine months ended September 30, 2024 was $117 million, which represents a decrease of $10 million compared to the nine months ended September 30, 2023. The decrease was due to the lower deposit balance held with the Corporation driven by the acquisition of our incremental approximately 4.5% ownership interest in Oaktree as well as the strategic acquisitions made during the period. In addition, the funding of working capital requirements further decreased our deposit balance with the Corporation. The decrease was partially offset by higher interest rates on our floating rate deposit with the Corporation and a higher credit facility balance with the Manager.
Other Revenues
Other revenues were $333 million for the nine months ended September 30, 2024, an increase of $129 million compared to the nine months ended September 30, 2023. Other revenues are largely comprised of recoverables from the Corporation related to share and performance-based compensation as defined by the Relationship Agreement, fund expense recharges, and incentive management fees earned on certain funds. The increase compared to the prior period was due to higher fund expense recharges and increased recoveries in share and performance-based compensation. Share-based and performance-based award expenses that are recoverable from the Corporation are recognized in other revenues with the offsetting expense recognized in compensation and benefits, and carried interest allocation compensation, respectively. Excluding the impact of these awards, other revenues increased $120 million compared to the prior period primarily due to higher fund expense recharges. A decrease in performance and liability-based compensation resulted in reduced recoveries in the prior period.
Expenses
Total expenses for the nine months ended September 30, 2024 were $1.3 billion, an increase of $128 million or 11% compared to the nine months ended September 30, 2023.
Compensation and Benefits
Compensation and benefits for the nine months ended September 30, 2024 were $878 million, which represents an increase of $113 million compared to the nine months ended September 30, 2023. This is partially attributable to higher share-based compensation expense in the period of $18 million due to higher mark-to-market movements on liability-based compensation awards. Excluding liability-based awards, compensation costs increased by $94 million or 13% resulting from the ongoing growth of our asset management business.
Other Operating Expenses
Other operating expenses are comprised of professional fees, facilities costs, as well as costs directly associated with our fundraising and investment functions. Other operating expenses were $238 million for the nine months ended September 30, 2024, compared to $229 million for the nine months ended September 30, 2023. The increase was primarily attributable to the growth in our business relative to the prior period.
Carried Interest Allocation Compensation
Compensation expenses related to carried interest allocation compensation were $82 million for the nine months ended September 30, 2024, which represents a decrease of $6 million compared to the nine months ended September 30, 2023. This is predominantly driven by lower relative valuation gains across certain of our funds compared to the nine months ended September 30, 2023. The carried interest compensation expense associated with mature funds is fully recoverable from the Corporation. Carried interest compensation expense on new funds was $5 million during the period.
Other (Expenses) Income, net
Other (expenses) income, net for the nine months ended September 30, 2024 was an expense of $117 million compared to income of $10 million in the prior period. This activity primarily consists of mark-to-market movements on our investment in BSREP III and mark-to-market adjustments on put and call options to acquire an additional interest in Oaktree and Primary Wave. Current period movement compared to the prior period was lower due to prior period fair value gains in BSREP III and valuation changes within the Oaktree put and Primary Wave put and call options.

Share of Income from Equity Method Investments
Our share of income from equity method investments was $194 million compared to $94 million in the prior period, or an increase of 106%. This is predominantly driven by increased earnings from our investment in Oaktree due to higher management fees earned and unrealized carried interest generated during the period.
Income Tax Expense
Income tax expense was $309 million for the nine months ended September 30, 2024, which represents an increase of $8 million compared to the nine months ended September 30, 2023. This increase was driven by changes in tax rates in certain jurisdictions in which we earn income relative to the prior period.
Net Loss Attributable to Preferred Share Redeemable Non-Controlling Interest
The asset management business recognizes carried interest income and associated carried interest allocation expense on mature funds within our Condensed Consolidated Statement of Operations on a gross basis. As the net carried interest generated on mature funds is all attributable to the Corporation, the net income or loss attributable to the Corporation via the preferred shares primarily represents the change in carried interest, net of carried interest allocation expense and taxes on mature funds owing to the Corporation.
Net loss attributable to preferred redeemable non-controlling interest was $161 million for the nine months ended September 30, 2024 primarily due to lower valuations in certain mature funds.
Net Income Attributable to Non-Controlling Interest
Net income attributable to non-controlling interest was $109 million for the nine months ended September 30, 2024. The asset management business recognizes carried interest income on new funds within our Condensed Consolidated Statement of Operations on a gross basis. On new funds, 33.3% of carried interest revenue is attributable to the Corporation, this balance is primarily the carried interest generated on new funds that is attributable to the Corporation and fluctuates depending on the carried interest generated on new funds during the period.

Balance Sheet Analysis
Condensed Consolidated Balance Sheets
The following table summarizes the Condensed Consolidated Balance Sheets of the Manager as at September 30, 2024 and December 31, 2023:

AS AT SEPTEMBER 30, AND DECEMBER 31, (MILLIONS, EXCEPT SHARE AMOUNTS)	2024	2023
Assets
Cash and cash equivalents	$16	$9
Due from affiliates	923	886
Other assets	76	40
Investment in Brookfield Asset Management ULC	3,309	2,270
Total assets	$4,324	$3,205

Liabilities
Accounts payable and accrued liabilities	$858	$859
Due to affiliates	218	261
Total liabilities	1,076	1,120
Equity
Common Stock:
Class A (unlimited authorized and 442,952,956 issued and 419,626,330 outstanding)	3,474	2,354
Class B (unlimited authorized and 21,280 issued and outstanding)	—	—
Class A held in treasury (23,326,626 shares)	(651)	(649)
Additional paid-in-capital	537	403
Retained deficit	(150)	(35)
Accumulated other comprehensive income	7	3
Total common equity	3,217	2,076
Non-controlling interest	31	9
Total equity	3,248	2,085
Total liabilities, non-controlling interest and equity	$4,324	$3,205
As at September 30, 2024 and December 31, 2023
Assets
As at September 30, 2024, the Manager’s total assets were $4.3 billion, an increase of $1.1 billion, or 35% from December 31, 2023. Total assets consist primarily of the approximately 27% interest in the Asset Management Company and reimbursements due from affiliates related to long-term executive compensation programs of the Manager.
Due from Affiliates
Due from affiliates increased by $37 million from $886 million to $923 million, or 4%, primarily due to higher reimbursable expenses related to long-term executive compensation programs and performance-based awards of the Manager. This was partially offset by payments under the Asset Management Services Agreement related to share-based compensation awards and settlements of certain liability-based awards for which the Manager was reimbursed.
Other Assets
Other assets increased from $40 million to $76 million due to the purchase of an option to acquire Brookfield Asset Management ULC’s shares for $36 million. These options track certain awards issued to employees of our asset management business and are exercised at the same time and at the same exercise price as the underlying awards.

Investment in Brookfield Asset Management ULC
The investment in Brookfield Asset Management ULC increased by $1.0 billion, or 46% to $3.3 billion. The Manager issued approximately 28.8 million Class A Shares in exchange for approximately 28.8 million shares of the Asset Management Company. The share exchange was valued at $1.1 billion, was non-dilutive to BAM Ltd. shareholders, and increased the Manager's ownership from approximately 25% to approximately 27%. The investment balance is net of distributions, partially offset by our share of income during the period.
Liabilities
As at September 30, 2024, the Manager’s total liabilities were $1.1 billion, a decrease of $44 million compared to December 31, 2023. Due to affiliates decreased by $43 million, or 16% due to repayments on the Manager's credit facility with the Asset Management Company.
Equity
As at September 30, 2024, the Manager's total equity was $3.2 billion, which increased by $1.2 billion, or 56% compared to December 31, 2023. This was primarily due to the aforementioned equity issuance. In addition, net income earned and increases in additional paid-in-capital related to stock-based compensation plans were partially offset by distributions in the period.

Condensed Consolidated Balance Sheets
The following table presents the Condensed Consolidated Balance Sheets of the Asset Management Company as at September 30, 2024 and December 31, 2023:

AS AT SEPTEMBER 30, AND DECEMBER 31, (MILLIONS, EXCEPT SHARE AMOUNTS)	2024	2023
Assets
Cash and cash equivalents	$903	$2,667
Accounts receivable and other	614	588
Due from affiliates	2,378	2,504
Investments	9,105	7,522
Investments held for sale	249	—
Other assets	352	366
Deferred income tax assets	653	643
Total assets	$14,254	$14,290

Liabilities
Accounts payable and other	$1,667	$1,799
Due to affiliates	1,386	986
Deferred income tax liabilities	45	40
Total liabilities	3,098	2,825

Preferred shares redeemable non-controlling interest	2,155	2,166

Equity
Common shares (unlimited authorized and 1,635,414,208 issued and 1,630,510,908 outstanding)	9,017	9,014
Common shares held in treasury (4,903,300 shares)	(91)	—
Retained deficit	(553)	(178)
Accumulated other comprehensive income	182	168
Additional paid-in capital	153	122
Total common equity	8,708	9,126
Non-controlling interest	293	173
Total equity	9,001	9,299
Total liabilities, redeemable non-controlling interest and equity	$14,254	$14,290
As at September 30, 2024 and December 31, 2023
Assets
Total assets were $14.3 billion as at September 30, 2024, a decrease of $36 million compared to December 31, 2023, due to decreases in cash and cash equivalents and due from affiliates, partially offset by an increase in investments during the period.
Cash and Cash Equivalents
Cash and cash equivalents were $903 million as at September 30, 2024, a decrease of $1.8 billion or 66% from December 31, 2023. This was largely due to the acquisition of our incremental approximately 4.5% ownership interest in Oaktree as well as other strategic acquisitions made during the nine months ended September 30, 2024. This was partially offset by the repayment of a bridge facility made to an affiliate, and reimbursements of fund expenses. Of this balance, $623 million is on deposit with the Corporation.

Accounts Receivable and Other
Accounts receivable and other of $614 million primarily consists of receivables from third parties and prepaid expenses. The increase of $26 million from December 31, 2023 was largely driven by prepayments of stock-based compensation costs to the Manager in accordance with the Asset Management Services Agreement. In addition, mark-to-market valuation increases of certain of our call options, the recognition of call options associated with recent acquisitions, and management fees receivable from third parties contributed to the movement in the balance. This was partially offset by the timing of collections.
Due from Affiliates
Due from affiliates of $2.4 billion primarily relates to management fees earned but not collected from our managed funds, receivables for expenses paid on behalf of certain of our funds, as well as reimbursements due from the Corporation for long-term compensation awards. The movement of $126 million or 5% from December 31, 2023 was primarily the result of collections on management fees, fund recharge receivables and certain receivables with the Corporation, and repayments of interest bearing related party loans. These decreases were partially offset by management fees receivables on fee revenues earned from our funds during the period.
Investments
Investments are predominantly comprised of:
•Our approximately 15% limited partnership interest in BSREP III of $1.1 billion;
•Our $4.5 billion interest in Oaktree which increased from approximately 68% to approximately 73% ownership interest during the period; and
•Accumulated unrealized carried interest in our mature and new funds of $1.0 billion and $575 million, respectively.
During the period, investments increased by $1.6 billion due to investments made in Castlelake for approximately $489 million excluding contingent consideration, the purchase of a warehoused investment in GEMS Education for approximately $347 million, our investment made in Pretium of $351 million, and the aforementioned increase in our Oaktree ownership.
The investment in BSREP III is fully attributable to the Corporation through their preferred shares redeemable non-controlling interest and does not impact net income attributable to common stockholders.
Investments Held for Sale
Investments held for sale of $249 million relates to a fund acquired in conjunction with our acquisition of SVB Capital through Pinegrove Venture Partners, our venture investment platform formed with Sequoia Heritage. We expect to sell this investment for cash in the next year.
Liabilities
Total liabilities were $3.1 billion as at September 30, 2024, an increase of $273 million or 10% compared to December 31, 2023.
Accounts Payable and Other
Accounts payable and other primarily consists of accrued bonus compensation, performance and cash-settled share-based compensation, an earnout provision associated with our investment in Castlelake, and the mark-to-market of derivatives associated with put options on certain of our investments. The decrease of $132 million compared to December 31, 2023 reflects annual bonus payments, settlement of certain liability-based awards, timing of taxes paid, and movements in the mark-to-market of a put option held by third parties to sell additional interests in Oaktree to the Asset Management Company. This was partially offset by the recognition of contingent consideration associated with investments made during the period, higher performance-based compensation owed to employees, and mark-to-market movements of a put option held by third parties to sell additional interests in Primary Wave to the Asset Management Company.
Due to Affiliates
Due to affiliates of $1.4 billion reflects amounts owed to affiliates. The increase of $400 million or 41% relative to December 31, 2023 was the result of a new related party loan to fund a warehoused investment, and higher share-based compensation owed to related parties. This was partially offset by payments on certain of our loans payable to related parties.

Preferred Shares Redeemable Non-Controlling Interest
Our asset management business recognizes carried interest generated and associated carried interest allocation expense on mature funds within our Condensed Consolidated Statement of Operations. As the net carried interest generated on mature funds is all attributable to the Corporation, this balance primarily represents the accumulated unrealized carried interest, net of carried interest allocation expense and taxes on mature funds owing to the Corporation.
Preferred shares redeemable non-controlling interest was $2.2 billion as at September 30, 2024, a decrease of $11 million compared to $2.2 billion as at December 31, 2023. This movement was due to a decrease in unrealized carried interest on mature funds during the period, partially offset by redeemable preferred share issuances to the Corporation and the Manager.
Non-Controlling Interest
Non-controlling interest was $293 million as at September 30, 2024, an increase of $120 million compared to $173 million as at December 31, 2023. This increase was primarily due to carried interest generated by new funds that is owed to the Corporation, non-controlling interests associated with our equity-settled share-based compensation and other non-controlling interests associated with various entities within our asset management business.

Cash Flow Statement Analysis
Review of Condensed Consolidated Statements of Cash Flows
The following table summarizes the changes in the Manager’s cash for the three and nine months ended September 30, 2024 and 2023:

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Operating activities	$171	$133	$475	$389
Investing activities	—	—	(39)	(41)
Financing activities	(165)	(133)	(429)	(337)
Change in cash and cash equivalents	$6	$—	$7	$11
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
For the three months ended September 30, 2024
Operating Activities
During the three months ended September 30, 2024, the Manager's operating activities generated positive cashflows of $171 million. This was primarily due to the 19% increase in dividends received from the Asset Management Company compared to the prior period and our incremental 2% ownership in the Asset Management Company.
Financing Activities
Net cash outflows from financing activities totaled $165 million, primarily attributed to the distributions paid to the Manager's shareholders and repayments on our revolving credit facility with the Asset Management Company.
For the nine months ended September 30, 2024
Operating Activities
During the nine months ended September 30, 2024, the Manager generated operating cashflows of $475 million primarily attributable to the share of income from its investment in the Asset Management Company. During the nine months ended September 30, 2023, the Manager's operating cashflows were $389 million. The increase was primarily due to the higher ownership interest held by the Manager in the Asset Management Company as well as the impact of the annual dividend increase by the Asset Management Company of 19%.
Investing Activities
Net cash outflows from investing activities totaled $39 million during the nine months ended September 30, 2024, and $41 million in the prior period. The activity in both periods primarily reflects the purchase of an option to acquire additional shares of the Asset Management Company.
Financing Activities
Net cash outflows from financing activities totaled $429 million, primarily attributed to the distributions paid to the Manager's shareholders. These outflows were partially offset by prepayments of certain share-based compensation from the Asset Management Company. During the nine months ended September 30, 2023, net cash outflows from financing activities totaled $337 million, primarily attributed to distributions paid to the Manager's shareholders and share repurchases, partially offset by draws on our revolving credit facility with the Asset Management Company and prepayments received for certain of our share-based compensation programs.

Review of Condensed Consolidated Statements of Cash Flows
Refer to the following table that summarizes the Condensed Consolidated Statements of Cash Flows for our asset management business for the three and nine months ended September 30, 2024 and 2023:

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Operating activities	$567	$599	$1,476	$1,094
Investing activities	(1,323)	36	(1,781)	(209)
Financing activities	(277)	(608)	(1,460)	(1,485)
Change in cash and cash equivalents	$(1,033)	$27	$(1,765)	$(600)
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
For the three months ended September 30, 2024 and 2023
Operating Activities
During the three months ended September 30, 2024, the Company's operating activities generated cash inflows of $567 million, compared to cash inflows of $599 million in the prior period. The decrease in operating cash flows compared to the prior period was primarily due to net changes in working capital movements, partially offset by higher cash generated from our asset management business.
Investing Activities
Net cash outflows from investing activities totaled $1.3 billion, compared to inflows of $36 million in the prior period. Outflows are due to the closing of our strategic investment in Castlelake for $489 million and a net cash outflow associated with the acquisition of a warehoused investment in GEMS Education for $347 million. In addition, the Asset Management Company acquired a minority position in Pretium for $351 million and the acquisition of SVB Capital along with a related wholly-owned fund for $258 million. Outflows were partially offset by dispositions of certain short-term investments.
Financing Activities
Net cash outflows from financing activities totaled $277 million, compared to $608 million in the prior period. The current and comparative periods primarily consist of distributions to shareholders which increased as a result of a 19% increase in dividend distributions compared to the prior period, partially offset by the issuance of a related party loan to fund a warehoused investment.
For the nine months ended September 30, 2024 and 2023
Operating Activities
During the nine months ended September 30, 2024, the Company's operating activities generated cash inflows of $1.5 billion, compared to cash inflows of $1.1 billion in the prior period. The change in operating cash flows compared to the prior period was primarily due to higher cash generated from our asset management business, partially offset by settlement of amounts due to related parties and timing of settlement of short term payables.
Investing Activities
Net cash outflows from investing activities totaled $1.8 billion, compared to outflows of $209 million in the prior period. The increase from the prior period was primarily due to the closing of our strategic investment in Castlelake for $489 million a minority position in Pretium for $351 million. and a net cash outflow associated with the acquisition of a warehoused investment in GEMS Education for $347 million. In addition, the Asset Management Company acquired SVB Capital along with a related wholly-owned fund for $258 million and an incremental investment in Oaktree. This increase in outflows was partially offset by higher dispositions of certain investment assets.
Financing Activities
Net cash outflows from financing activities totaled $1.5 billion, compared to outflows of $1.5 billion in the prior period. The change in outflows from the prior period was primarily due to issuance of a related party loan for the acquisition of a warehoused investment, partially offset by the 19% increase in dividends compared to the prior period.

Summary of Quarterly Results
Summary of Quarterly Results for the Manager
The quarterly variances in operating recoveries are due primarily to related party recharges to the Asset Management Company and the Corporation for executive compensation costs of the Manager and performance-based compensation expense. The operating recoveries associated with our liability-based awards, which are recorded at fair value, being the market value of the Class A shares of the Corporation and the Manager as at the period then ended, may fluctuate materially on a quarterly basis. These recharges are reimbursements by the Corporation and the Asset Management Company of costs incurred associated with these liability-based awards in accordance with the Relationship Agreement and the Asset Management Services Agreement, respectively. Variances in net income relate primarily to our equity interest in the earnings of the Asset Management Company.
Our Condensed Consolidated Statement of Comprehensive Income for the seven most recent quarters are as follows:

FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2024			2023				2022
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Operating recoveries	$170	$48	$144	$160	$38	$47	$138	$37
Net income	129	124	102	95	122	109	125	19
Earnings per share
– basic	0.31	0.30	0.26	0.24	0.31	0.28	0.31	0.05
– diluted	0.30	0.30	0.25	0.24	0.31	0.28	0.31	0.05
Over the last eight quarters, the factors discussed below caused variations in revenues and net income on a quarterly basis:
•In the third quarter of 2024, operating recoveries increased in comparison to the prior quarter primarily due to an increase in amounts recoverable from related parties associated with share and performance-based compensation. The increase in net income in the quarter is primarily due to an increase in earnings of the Asset Management Company.
•In the second quarter of 2024, operating recoveries decreased in comparison to the prior quarter primarily due to a decrease in amounts recoverable from related parties associated with share and performance-based compensation. The increase in net income in the quarter compared to the prior quarter is primarily a result of an increase in earnings of the Asset Management Company due to an increased ownership interest in the business.
•In the first quarter of 2024, operating recoveries decreased in comparison to the prior quarter primarily due to a decrease in amounts recoverable from related parties associated with share-based compensation. This was partially offset by recoveries from related parties resulting from an increase in performance-based compensation. The increase in net income in the quarter compared to the prior quarter is primarily a result of an increase in earnings of the Asset Management Company.
•In the fourth quarter of 2023, operating recoveries increased in comparison to the prior quarter primarily due to an increase in amounts recoverable from related parties associated with share-based compensation, partially offset by a decrease in performance-based compensation. The decrease in net income in the quarter compared to the prior quarter is primarily a result of a decrease in earnings of the Asset Management Company.
•In the third quarter of 2023, operating recoveries decreased in comparison to the prior quarter primarily due to a decrease in amounts recoverable from related parties associated with share and performance-based compensation. The increase in net income in the quarter compared to the prior quarter is primarily a result of an increase in earnings of the Asset Management Company.
•In the second quarter of 2023, operating recoveries decreased in comparison to the prior quarter primarily due to a decrease in amounts recoverable from related parties associated with share and performance-based compensation. The decrease in net income in the quarter compared to the prior quarter is primarily a result of a decrease in earnings of the Asset Management Company.
•In the first quarter of 2023, operating recoveries and net income increased as a result of a full quarter of recoveries from the Corporation and the Asset Management Company, as well as the equity pick-up of our interest in the Asset Management Company.
•In the fourth quarter of 2022, operating recoveries and net income reflect activity for the period from December 9, 2022 to December 31, 2022 as a result of timing of the Arrangement.

Summary of Quarterly Results for the Asset Management Company
The quarterly variances in revenues over the past periods are due primarily to management fees earned from our funds, accrued carried interest, interest income earned on our deposit with the Corporation and related party recoveries for executive and performance-based compensation expense. Management fees and accrued carried interest are dependent on fundraising and fund performance, and will fluctuate over time. Variances in net income are primarily attributable to the movements in revenue as well as movements in employee compensation and professional fees, and our share of income from equity method investments. Net income attributable to common stockholders reflects net income adjusted for the attribution of unrealized and realized carried interest net of cost associated with mature funds, as well as unrealized and realized carried interest owed to the Corporation on new funds.
Our Condensed Consolidated Statements of Operations for the eight most recent quarters are as follows:

FOR THE PERIODS ENDED (MILLIONS)	2024			2023				2022
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$1,117	$916	$884	$1,130	$893	$985	$1,054	$1,117
Net income	537	518	373	531	510	580	516	613
Net income attributable to common stockholders	544	495	441	374	494	455	516	504
Over the last eight quarters, the factors discussed below caused variations in revenues and net income to stockholders on a quarterly basis:
•In the third quarter of 2024, revenues increased relative to the prior quarter due to higher management fees and higher recoveries from related parties associated with share-based compensation. Net income increased due to the aforementioned increase in revenues, partially offset by mark-to-market decreases on our investment in BSREP III, and higher share-based and performance-based compensation compared to the prior quarter. This activity, net of accrued carried interest attributable to our redeemable preferred shares and non-controlling interests, as well as BSREP III movements attributable to the Corporation, resulted in an increase to net income to stockholders relative to the prior quarter.
•In the second quarter of 2024, revenues increased relative to the prior quarter due to higher management fees and unrealized carried interest allocations on certain of our funds. This was partially offset by lower recoveries from related parties associated with share and performance-based compensation. Net income increased due to the aforementioned increases in revenues, higher mark-to-market gains on our investment in BSREP III, and lower performance-based compensation compared to the prior quarter. This activity, net of accrued carried interest attributable to our redeemable preferred shares and non-controlling interests, as well as BSREP III movements attributable to the Corporation, resulted in an increase to net income to stockholders relative to the prior quarter.
•In the first quarter of 2024, revenues decreased relative to the prior quarter due to lower unrealized carried interest allocations on certain of our funds. This was partially offset by higher recoveries from related parties associated with share and performance-based compensation. Net income decreased due to the aforementioned decreases in revenues and higher performance-based compensation, partially offset by lower mark-to-market losses on our investment in BSREP III relative to the prior quarter and lower employee compensation related expenses. This activity, net of accrued carried interest attributable to our redeemable preferred shares and non-controlling interests, as well as BSREP III movements attributable to the Corporation, resulted in an increase to net income to stockholders relative to the prior quarter.
•In the fourth quarter of 2023, revenues increased relative to the prior quarter due to growth in base management and advisory fees, higher recoveries from related parties associated with share based compensation and an increase in unrealized carried interest generated as a result of higher returns on our long-term private funds. Net income decreased due to the aforementioned increases in revenues and an increase in our share of income from Oaktree, which were more than offset by mark-to-market losses on our investment in BSREP III and higher employee compensation related expenses. This activity, net of accrued carried interest attributable to our redeemable preferred shares and non-controlling interests, as well as BSREP III movements attributable to the Corporation, resulted in a decrease to net income to stockholders relative to the prior quarter.
•In the third quarter of 2023, revenues decreased relative to the prior quarter due to lower recoverables from related parties associated with share and performance-based compensation, decreased unrealized carried interest generated as a result of lower returns on our long-term private funds, partially offset by higher market values of our perpetual funds.

Net income decreased due to the aforementioned decreases in revenues as well as mark-to-market losses on our investment in BSREP III, partially offset by a decrease in employee compensation related expenses. This activity, net of accrued carried interest attributable to our redeemable preferred shares and non-controlling interests, as well as BSREP III movements attributable to the Corporation, resulted in an increase to net income to stockholders relative to the prior quarter.
•In the second quarter of 2023, revenues decreased relative to the prior quarter due to lower recoverables from related parties associated with share and performance-based compensation and lower base management fees earned on our long-term private funds. Net income increased due to lower performance-based compensation costs, mark-to-market gains on our investment in BSREP III and a decrease in employee compensation related expenses, partially offset by the aforementioned decreases in revenues. This activity, net of accrued carried interest attributable to our redeemable preferred shares and non-controlling interests, as well as BSREP III movements attributable to the Corporation, resulted in a decrease to net income to stockholders relative to the prior quarter.
•In the first quarter of 2023, revenues decreased relative to the prior quarter due to lower unrealized carry allocations as a result of lower returns on certain of our funds compared to the prior quarter, partially offset by higher recoverables from related parties associated with share and performance-based compensation. Net income decreased due to the aforementioned decreases in revenues as well as by higher compensation costs as a result of annual salary increases. This increase was partially offset by higher earnings from our investment in Oaktree. This activity, net of accrued carried interest attributable to our redeemable preferred shares and non-controlling interests, as well as BSREP III movements attributable to the Corporation, resulted in an increase to net income to stockholders relative to the prior quarter.
•In the fourth quarter of 2022, revenues increased relative to the prior quarter due to strong growth in base management and advisory fees as a result of contributions from flagship fundraising and fees on co-investment capital. These increases were partially offset by lower market capitalizations of the perpetual affiliates and lower interest income as a result of the transfer of certain investments and loans of the asset management business to the Corporation as part of the Arrangement. In addition, increased unrealized carried interest allocations resulted from higher valuation gains recognized for our real estate long-term private funds. Net income decreased due to the aforementioned increases in revenues, which were more than offset by the deconsolidation of BSREP III as part of the Arrangement, higher performance-based compensation expense on carried interest generated, and negative earnings pickup from our investment in Oaktree. This activity, net of accrued carried interest attributable to our redeemable preferred shares and non-controlling interests resulted in an increase to net income to stockholders relative to the prior quarter.

PART 3
KEY FINANCIAL AND OPERATING MEASURES
The Manager and the Asset Management Company prepare their financial statements in conformity with U.S. GAAP. This MD&A discloses a number of non-GAAP financial and supplemental financial measures which are utilized in monitoring our asset management business, including for performance measurement, capital allocation and valuation purposes. The Manager believes that providing these performance measures is helpful to investors in assessing overall performance, as well as the performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of the Manager’s or our asset management business’ performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP financial measures. These non-GAAP financial measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. The asset management business includes the asset management activities of Oaktree, an equity accounted affiliate, in its key financial and operating measures for our asset management business. See Part 6 “Reconciliation of U.S. GAAP to Non-GAAP Measures”, in this MD&A.
Non-GAAP Measures
Fee Revenues
Fee Revenues is a key metric analyzed by management to determine the growth in recurring cash flows from our asset management business. Fee Revenues include base management fees, incentive distributions, performance fees and transaction fees. Fee Revenues exclude carried interest but include Fee Revenues earned by Oaktree. The most directly comparable measure of Fee Revenues disclosed in the financial statements is base management and advisory fees.
Fee-Related Earnings
Fee-Related Earnings is used to provide additional insight into the operating profitability of our asset management activities. Fee-Related Earnings are recurring in nature and not based on future realization events. Fee-Related Earnings is comprised of Fee Revenues less direct costs associated with earning those fees, which include employee compensation and professional fees as well as business related technology costs, and other shared services costs. The most directly comparable measure of Fee-Related Earnings disclosed in the primary financial statements is net income.
Distributable Earnings
Distributable Earnings used by the Manager provides insight into earnings that are available for distribution or to be reinvested by the Manager. Distributable Earnings of the Manager represent its share of Distributable Earnings from our asset management business less general and administrative expenses, but excluding equity-based compensation expenses, of the Manager. The most directly comparable measure disclosed in our primary financial statements for Distributable Earnings of the Manager is net income.
The Manager intends to pay out approximately 90% of its Distributable Earnings to shareholders quarterly and reinvest the balance back into the business. The asset management business intends to pay dividends to the Manager on a quarterly basis sufficient to ensure that the Manager can pay its intended dividend.
Distributable Earnings used by our asset management business provides insight into earnings that are available for distribution or to be reinvested by our asset management business. It is calculated as the sum of its Fee-Related Earnings, realized carried interest, returns from our corporate cash and financial assets, interest expense, cash taxes, and general and administrative expenses excluding equity-based compensation expenses. The most directly comparable measure disclosed in the primary financial statements of our asset management business for Distributable Earnings is net income.

Supplemental Financial Measures Utilized by Our Asset Management Business
Assets Under Management
AUM refers to the total fair value of assets managed, calculated as follows:
•Investments that Brookfield, which includes the Corporation, the asset management business, or their affiliates, either:
◦Consolidates for accounting purposes (generally, investments in respect of which Brookfield has a significant economic interest and unilaterally directs day-to-day operating, investing and financing activities), or
◦Does not consolidate for accounting purposes but over which Brookfield has significant influence by virtue of one or more attributes (e.g., being the largest investor in the investment, having the largest representation on the investment’s governance body, being the primary manager and/or operator of the investment, and/or having other significant influence attributes),
◦Are calculated at 100% of the total fair value of the investment taking into account its full capital structure — equity and debt — on a gross asset value basis, even if Brookfield does not own 100% of the investment, with the exception of investments held through our perpetual funds, which are calculated at its proportionate economic share of the investment’s net asset value.
•All other investments are calculated at Brookfield’s proportionate economic share of the total fair value of the investment taking into account its full capital structure — equity and debt — on a gross asset value basis.
Our methodology for determining AUM differs from the methodology that is employed by other alternative asset managers as well as the methodology for calculating regulatory AUM that is prescribed for certain regulatory filings (e.g., Form ADV and Form PF).
Fee-Bearing Capital
Fee-Bearing Capital represents the capital committed, pledged, or invested in our permanent capital vehicles, private funds and liquid strategies that we manage which entitles us to earn Fee Revenues. Fee-Bearing Capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts.
When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and liquid strategies funds, and equity issuances from the permanent capital vehicles.
•Outflows represent distributions and redemptions of capital from within the liquid strategies capital.
•Distributions represent quarterly distributions from the permanent capital vehicles as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within our private funds.
•Market valuation includes gains (losses) on portfolio investments, the permanent capital vehicles and liquid strategies based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of the permanent capital vehicle capitalizations and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Uncalled Fund Commitments
Total Uncalled Fund Commitments includes capital callable from fund investors, including funds outside of their investment period, for which capital is callable for follow-on investments.

Fee-Bearing Capital Diversification
AS AT SEP 30. 2024 (BILLIONS)

By Fund Type	By Business Line

■	Long-term private funds
■	Permanent capital and perpetual strategies
■	Liquid strategies

■	Renewable power and transition
■	Infrastructure
■	Real estate
■	Private equity
■	Credit
Long-term Private Funds
As of September 30, 2024, we managed approximately $259 billion of Fee-Bearing Capital across a diverse range of long-term private funds that target opportunistic (20%+, gross), value-add (15%-16%, gross), core and core plus (9%-13%, gross) returns. These funds are generally closed-end and have a long duration, typically committed for 10 years with 2 one-year extension options.
On these products, we earn:
•Diversified and long-term base management fees, typically on committed capital or invested capital, depending on the nature of the fund and where the fund is in its life,
•Transaction and advisory fees on co-investment capital that we raise and deploy alongside our long-term private funds, which vary based on transaction agreements, and
•Carried interest or performance fees, which entitle us to a portion of overall fund profits, provided that investors receive a minimum prescribed preferred return. Carried interest is typically paid towards the end of the life of a fund after capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured. The Corporation is entitled to receive 33.3% of the carried interest on new sponsored funds of our asset management business and will retain all of the carried interest earned on our existing mature funds.
Permanent Capital and Perpetual Strategies
As of September 30, 2024, we managed approximately $211 billion of Fee-Bearing Capital across our permanent capital vehicles, perpetual core, and core plus private funds.
On these products, we earn:
•Long-term perpetual base management fees, which are based on the market capitalization or net asset value of our permanent capital vehicles and on the net asset value of our perpetual private funds.
•Stable incentive distribution fees from BEP and BIP, which are linked to the growth in cash distributions paid to investors above a predetermined hurdle. Both BEP and BIP have a long-standing track record of growing distributions annually within their target range of 5-9%.
•Performance fees from BBU are based on unit price performance above a prescribed high-water mark price, which are not subject to clawback, as well as carried interest on our perpetual private funds.
Liquid Strategies
As of September 30, 2024, we managed approximately $69 billion of Fee-Bearing Capital across our liquid strategies, which included capital that we manage on behalf of our publicly listed funds and separately managed accounts, with a focus on fixed income and equity securities across real estate, infrastructure, and natural resources.
On these products, we earn:
•Base management fees, which are based on committed capital or fund net asset value, and
•Performance income based on investment returns above a minimum prescribed return.

PART 4
ANALYSIS OF KEY NON-GAAP FINANCIAL AND OPERATING MEASURES OF OUR ASSET MANAGEMENT BUSINESS
The following section contains a discussion and analysis of key financial and operating measures utilized in managing our asset management business, including for performance measurement, capital allocation, and valuation purposes. For further detail on our non-GAAP and performance measures, please refer to Part 3 “Key Financial and Operating Measures”, in this MD&A.
Fee-Bearing Capital
The following table summarizes Fee-Bearing Capital as at September 30, 2024 and December 31, 2023:

AS AT (MILLIONS)	Long-term private funds	Permanent capital and perpetual strategies	Liquid strategies	Total
Renewable power and transition	$31,708	$26,348	$—	$58,056
Infrastructure	45,590	53,634	—	99,224
Real estate	69,326	24,466	—	93,792
Private equity	36,502	7,216	—	43,718
Credit	75,788	99,417	69,446	244,651
September 30, 2024	$258,914	$211,081	$69,446	$539,441
December 31, 2023	$245,341	$148,719	$62,938	$456,998
The changes in Fee-Bearing Capital are set out in the following tables for the three and nine months ended September 30, 2024:

FOR THE THREE MONTHS ENDED SEPTEMBER 30, (MILLIONS)	Renewable power and transition	Infrastructure	Real estate	Private equity	Credit	Total
June 30, 2024	$51,703	$91,187	$92,997	$40,305	$237,643	$513,835
Inflows	767	1,904	2,756	870	13,029	19,326
Outflows	—	—	(160)	—	(8,036)	(8,196)
Distributions	(291)	(528)	(629)	(439)	(1,625)	(3,512)
Market valuation	2,123	6,659	(1,030)	244	7,466	15,462
Other	3,754	2	(142)	2,738	(3,826)	2,526
Change	6,353	8,037	795	3,413	7,008	25,606
September 30, 2024	$58,056	$99,224	$93,792	$43,718	$244,651	$539,441
Fee-Bearing Capital was $539 billion as at September 30, 2024 compared to $514 billion as at June 30, 2024. The increase of $25.6 billion was primarily attributable to fundraising and capital deployments across our strategies, including our fifth real estate flagship fund, and follow-on investments in earlier vintages of certain of our flagship funds. In addition, higher overall market capitalizations of our listed affiliates driven by higher trading prices, as well as the acquisitions of Castlelake and SVB Capital added to our Fee-Bearing Capital.
The overall increase of Fee-Bearing Capital was partially offset by distributions to our clients and outflows due to redemptions within our liquid and perpetual strategies.

FOR THE NINE MONTHS ENDED SEPTEMBER 30, (MILLIONS)	Renewable power and transition	Infrastructure	Real estate	Private equity	Credit	Total
December 31, 2023	$52,363	$94,635	$93,444	$38,849	$177,707	$456,998
Inflows	4,928	4,367	6,164	2,210	84,962	102,631
Outflows	—	(11)	(351)	—	(17,381)	(17,743)
Distributions	(1,194)	(1,839)	(2,395)	(651)	(5,198)	(11,277)
Market valuation	2,340	5,531	(1,972)	873	8,256	15,028
Other	(381)	(3,459)	(1,098)	2,437	(3,695)	(6,196)
Change	5,693	4,589	348	4,869	66,944	82,443
September 30, 2024	$58,056	$99,224	$93,792	$43,718	$244,651	$539,441
Fee-Bearing Capital was $539 billion as at September 30, 2024 compared to $457 billion as at December 31, 2023. The increase of $82.4 billion was primarily attributable to the AEL Mandate, resulting in $49 billion of inflows of Fee-Bearing Capital. Fundraising and capital deployments across our strategies, including our fifth real estate flagship fund, the second vintage of our global transition fund, and follow-on investments in earlier vintages of certain of our flagship funds also added to our Fee-Bearing Capital. In addition, Fee-Bearing Capital increased due to the higher market valuations attributable to higher trading prices across our listed affiliates and our strategic investments in Castlelake and SVB Capital completed during the period. These increases were partially offset by distributions to our clients and outflows due to redemptions within our liquid and perpetual strategies.

Distributable Earnings

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Base management fees[1]	$1,094	$998	$3,121	$2,962
Incentive distributions	106	94	318	282
Transaction and advisory fees	10	17	32	31
Fee Revenues	1,210	1,109	3,471	3,275
Less: direct costs[1,2]	(538)	(511)	(1,606)	(1,522)
	672	598	1,865	1,753
Less: Fee-Related Earnings not attributable to the asset management business	(28)	(33)	(86)	(93)
Fee-Related Earnings[3]	$644	$565	$1,779	$1,660
Add back: equity-based compensation costs and other income[4]	59	49	148	149
Cash taxes	(84)	(46)	(213)	(151)
Distributable Earnings	$619	$568	$1,714	$1,658
1.Base management fees and direct costs are presented on a 100% basis. Base management fees and direct costs for Oaktree totaled $323 million and $220 million, respectively, for the three months ended September 30, 2024 (2023 - $309 million and $210 million, respectively) and $961 million and $664 million for the nine months ended September 30, 2024 (2023 - $897 million and $618 million, respectively). Refer to Note 3 “Investments” of the Condensed Consolidated Financial Statements for additional disclosures related to Oaktree revenues, expenses, and net income.
2.Direct costs include compensation expense, other operating expenses and general, administrative, and other expenses, and related Oaktree direct costs at 100%.
3.Fee-Related Earnings include Oaktree’s Fee-Related Earnings at our approximate 73% ownership interest (September 30, 2023 - 68%).
4.This adjustment adds back equity-based compensation and other income associated with the Company's portion of partly owned subsidiaries’ investment income, realized carried interest, interest income received and charges paid on related party loans, and other income.
For the three months ended September 30, 2024
Fee Revenues for the three months ended September 30, 2024 were $1.2 billion, an increase of $101 million or 9% compared to the prior period. This increase was predominantly due to an increase in base management fees of $96 million or 10%, driven by a full quarter of incremental fees earned in our credit group as a result of the AEL Mandate, earnings from strategic partnerships, and fundraising within our fifth real estate flagship fund. Capital raised by our credit franchise and capital deployed across our credit strategies also contributed to base management fees earned. In addition, base management fees increased due to higher fees from our listed permanent capital vehicles resulting from higher average market capitalizations compared to the prior period. These increases were partially offset by lower fees earned from the end of investment periods in certain of our older vintage funds. Transaction fees also decreased by $7 million or 41% driven by a decrease in fees within our infrastructure strategy due to co-investment capital raised in the prior period.
Incentive distributions increased by $12 million or 13% as a result of an increase in BEP and BIP's quarterly dividend over the prior period of 5% and 6%, respectively.
Direct costs increased by $27 million or 5% from the prior period as we continue to scale our asset management business.
Distributable Earnings were $619 million for the three months ended September 30, 2024, an increase of $51 million or 9% compared to the prior period. The increase was primarily driven by higher Fee-Related Earnings and investment income in certain of our strategic investments, partially offset by a decrease in other income due to lower interest earned on our deposit with the Corporation and higher cash taxes on Fee-Related Earnings.

For the nine months ended September 30, 2024
Fee Revenues for the nine months ended September 30, 2024 were $3.5 billion, an increase of $196 million or 6% compared to the prior period. This increase was predominantly due to an increase in base management fees of $159 million or 5%, driven by incremental fees in our credit group as a result of the AEL Mandate and earnings from our strategic partnerships. Fee Revenues also increased from other capital raised in our insurance channel, capital deployed across our credit strategies, and higher net asset values in certain of our credit funds. In addition, fees earned from fundraising across the latest vintages of our flagship funds over the last twelve months also generated incremental Fee Revenues. These increases in base management fees were partially offset by lower fees from our listed permanent capital vehicles due to decreases in market capitalizations and the end of investment periods in certain of our older vintage funds.
Incentive distributions increased by $36 million or 13% as a result of an increase in BEP and BIP's quarterly dividend over the prior period of 5% and 6%, respectively.
Direct costs increased by $84 million or 6% from the prior period as we continue to scale our asset management business.
Distributable Earnings were $1.7 billion for the nine months ended September 30, 2024, an increase of $56 million compared to the prior period. The increase was primarily driven by higher Fee-Related Earnings and higher investment income in certain of our strategic investments, partially offset by a decrease in other income due to lower interest earned on our deposit with the Corporation.

PART 5
INVESTMENT STRATEGY RESULTS
In each of our product categories, we invest globally in various investment strategies, each benefiting from strong secular tailwinds that provide an expanding multi-trillion dollar investable universe. Our investment strategies are (a) renewable power and transition, (b) infrastructure, (c) real estate, (d) private equity, and (e) credit.
The following tables summarize Fee-Bearing Capital and Fee Revenues by investment strategy:
Fee-Bearing Capital

AS AT SEPTEMBER 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Renewable power and transition	$58,056	$52,363
Infrastructure	99,224	94,635
Real estate	93,792	93,444
Private equity	43,718	38,849
Credit	244,651	177,707
Total Fee-Bearing Capital	$539,441	$456,998

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Balance, beginning of period	$513,835	$439,748	$456,998	$417,863
Inflows	19,326	18,784	102,631	49,846
Outflows	(8,196)	(4,453)	(17,743)	(13,103)
Distributions	(3,512)	(3,942)	(11,277)	(12,368)
Market valuation	15,462	(9,686)	15,028	(331)
Other	2,526	(946)	(6,196)	(2,402)
Change	25,606	(243)	82,443	21,642
Balance, end of period	$539,441	$439,505	$539,441	$439,505
Fee Revenues

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Renewable power and transition	$159	$141	$461	$443
Infrastructure	311	314	898	904
Real estate	248	225	719	691
Private equity	120	128	357	362
Credit	372	301	1,036	875
Total Fee Revenues	$1,210	$1,109	$3,471	$3,275

Renewable Power and Transition
Summary of Key Financial and Operating Measures
The following charts provide the Fee-Bearing Capital of our renewable power and transition investment strategy as at September 30, 2024 and December 31, 2023, and Fee Revenues for the three months ended September 30, 2024 and 2023.
Fee-Bearing Capital                          Fee Revenues
AS AT SEP 30, 2024 AND DEC 31, 2023 (BILLIONS)                   FOR THE THREE MONTHS ENDED SEP 30 (MILLIONS)

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies
The following provides explanations of significant movements in Fee-Bearing Capital for the current periods.
Fee-Bearing Capital

AS AT SEPTEMBER 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Long-term private funds	$31,708	$29,663
Permanent capital and perpetual strategies	26,348	22,700
Total Fee-Bearing Capital	$58,056	$52,363

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Balance, beginning of period	$51,703	$50,392	$52,363	$46,412
Inflows	767	519	4,928	2,430
Outflows	—	—	—	—
Distributions	(291)	(283)	(1,194)	(1,156)
Market valuation	2,123	(3,621)	2,340	(551)
Other	3,754	(70)	(381)	(198)
Change	6,353	(3,455)	5,693	525
Balance, end of period	$58,056	$46,937	$58,056	$46,937

For the three months ended September 30, 2024
During the three months ended September 30, 2024, Fee-Bearing Capital increased by $6.4 billion or 12% to $58 billion. The increase was driven by higher market capitalization of BEP due to the increase in its share price during the quarter. Additionally, Fee-Bearing Capital increased from inflows attributable to fundraising and capital deployments across our fund strategies. These increases were partially offset by distributions to BEP's unitholders and limited partners of our perpetual funds.
For the nine months ended September 30, 2024
During the nine months ended September 30, 2024, Fee-Bearing Capital increased by $5.7 billion or 11% to $58 billion. This increase was driven by fundraising for the second vintage of our global transition fund, capital deployments across our fund strategies, as well as inflows from BEP's issuance of medium term and perpetual green subordinated notes. Additionally, Fee-Bearing capital increased due to higher market capitalization of BEP due to the increase in its share price during the year. These increases were partially offset by the end of the investment period in one of our earlier vintage funds and distributions to BEP's unitholders and limited partners of our permanent and long-term private funds.
Fee Revenues

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Management and advisory fees
Long-term private funds
Flagship funds	$61	$61	$182	$177
Co-investment and other funds	1	2	2	10
	62	63	184	187
Perpetual strategies
BEP[1]	59	43	157	155
Co-investment and other funds	6	3	13	6
	65	46	170	161
Catch-up fees	—	4	2	7
Transaction and advisory fees	—	—	8	4
Total management and advisory fees	127	113	364	359
Incentive distributions	32	28	97	84
Total Fee Revenues	$159	$141	$461	$443
1.BEP Fee-Bearing Capital as at September 30, 2024 is $25.0 billion (December 31, 2023 - $22.1 billion)
For the three months ended September 30, 2024
Fee Revenues increased by $18 million, or 13% for the three months ended September 30, 2024 relative to the three months ended September 30, 2023. Fees from our perpetual strategies increased $19 million due to higher fees earned from BEP due to an increase in its average market capitalization relative to the prior period. In addition, incentive distributions from BEP increased by $4 million due to a 5% increase in distributions compared to the prior period.
For the nine months ended September 30, 2024
Fee Revenues increased by $18 million for the nine months ended September 30, 2024 relative to the nine months ended September 30, 2023. Incentive distributions from BEP increased by $13 million due to a 5% increase in distributions compared to the prior period. Fees from our perpetual strategies increased $9 million predominantly due to fundraising from co-investors in certain of our perpetual funds. In addition, higher management fees and transaction fees were earned on the second vintage of our global transition fund, and other follow-on investments during the period. These increases were partially offset by lower fees earned from co-investment capital in our long-term private funds.

Infrastructure
Summary of Key Financial and Operating Measures
The following charts provide the Fee-Bearing Capital of our Infrastructure investment strategy as at September 30, 2024 and December 31, 2023, and Fee Revenues for the three months ended September 30, 2024 and 2023.
Fee-Bearing Capital                         Fee Revenues
AS AT SEP 30, 2024 AND DEC 31, 2023 (BILLIONS)                  FOR THE THREE MONTHS ENDED SEP 30 (MILLIONS)

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies
The following provides explanations of significant movements in Fee-Bearing Capital for the current periods.
Fee-Bearing Capital

AS AT SEPTEMBER 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Long-term private funds	$45,590	$47,345
Permanent capital and perpetual strategies	53,634	47,290
Total Fee-Bearing Capital	$99,224	$94,635

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Balance, beginning of period	$91,187	$92,509	$94,635	$82,752
Inflows	1,904	4,421	4,367	10,211
Outflows	—	—	(11)	(6)
Distributions	(528)	(549)	(1,839)	(2,376)
Market valuation	6,659	(4,015)	5,531	806
Other	2	107	(3,459)	1,086
Change	8,037	(36)	4,589	9,721
Balance, end of period	$99,224	$92,473	$99,224	$92,473
For the three months ended September 30, 2024
During the three months ended September 30, 2024, Fee-Bearing Capital increased by $8.0 billion or 9% to $99 billion. This increase was predominantly the result of higher market capitalization of BIP due to the increase in its share price during the quarter, follow-on investments in our fourth flagship fund, as well as fundraising and valuation increases across our perpetual strategies, specifically BII and BSIP. These increases were partially offset by distributions paid to BIP unitholders.
For the nine months ended September 30, 2024
During the nine months ended September 30, 2024, Fee-Bearing Capital increased by $4.6 billion or 5% to $99 billion. This increase was predominantly due to the higher market capitalization of BIP due to the increase in its share price, fundraising for co-investments alongside our fifth flagship fund as well as capital deployed and valuation increases across our perpetual strategies. These increases were partially offset by the end of the investment period of our fourth flagship fund, distributions paid to BIP unitholders, and distributions paid to limited partners in our long-term private funds and perpetual strategies.

Fee Revenues

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Management and advisory fees
Long-term private funds
Flagship funds	$93	$95	$277	$275
Co-investment and other funds	—	4	6	14
	93	99	283	289
Perpetual strategies
BIP[1]	110	97	293	303
Co-investment and other funds	32	25	95	73
	142	122	388	376
Catch-up fees	1	15	1	25
Transaction and advisory fees	1	12	5	16
Total management and advisory fees	237	248	677	706
Incentive distributions	74	66	221	198
Total Fee Revenues	$311	$314	$898	$904
1.BIP Fee-Bearing Capital as at September 30, 2024 is $35.0 billion (December 31, 2023 - $31.2 billion).
For the three months ended September 30, 2024
Fee Revenues decreased by $3 million or 1% for the three months ended September 30, 2024 relative to the three months ended September 30, 2023. Excluding one-time catch-up fees and transaction and advisory fees, Fee Revenues increased by $22 million due to higher fees earned from BIP resulting from a higher average market capitalization during the period. In addition, incentive distributions increased by $8 million during the period due to a 6% increase in BIP's quarterly dividend.
For the nine months ended September 30, 2024
Fee Revenues decreased by $6 million or 1% for the nine months ended September 30, 2024 relative to the nine months ended September 30, 2023. Excluding one-time catch-up fees and transaction and advisory fees, Fee Revenues increased by $29 million attributable to an increase in incentive distributions of $23 million due to a 6% increase in BIP's quarterly dividend, as well as capital raised and deployed by certain of our funds. This was partially offset by lower fees earned from BIP due to a lower average market capitalization.

Real Estate
Summary of Key Financial and Operating Measures
The following charts provide the Fee-Bearing Capital for our Real Estate investment strategy as at September 30, 2024 and December 31, 2023, and Fee Revenues for the three months ended September 30, 2024 and 2023.
Fee-Bearing Capital                         Fee Revenues
AS AT SEP 30, 2024 AND DEC 31, 2023 (BILLIONS)                   FOR THE THREE MONTHS ENDED SEP 30 (MILLIONS)

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies
The following provides explanations of significant movements in Fee-Bearing Capital for the current periods.
Fee-Bearing Capital

AS AT SEPTEMBER 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Long-term private funds	$69,326	$66,038
Permanent capital and perpetual strategies	24,466	27,406
Total Fee-Bearing Capital	$93,792	$93,444

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Balance, beginning of period	$92,997	$90,214	$93,444	$95,633
Inflows	2,756	5,060	6,164	7,290
Outflows	(160)	(36)	(351)	(114)
Distributions	(629)	(745)	(2,395)	(3,935)
Market valuation	(1,030)	(663)	(1,972)	(2,233)
Other	(142)	(1,225)	(1,098)	(4,036)
Change	795	2,391	348	(3,028)
Balance, end of period	$93,792	$92,605	$93,792	$92,605
For the three and nine months ended September 30, 2024
During the three and nine months ended September 30, 2024, Fee-Bearing Capital increased by $795 million and $348 million, respectively, or 1% to $94 billion. These increases were predominantly due to inflows attributable to fundraising within our fifth flagship fund, follow-on investments in our third flagship fund, and equity issuances in BPG. Additional closes and capital deployed across various other fund strategies also contributed to our Fee-Bearing Capital. These increases were partially offset by distributions from our permanent and perpetual strategies, flagship and other private funds. Additionally, Fee-Bearing Capital for BPG and certain long-term and perpetual strategies decreased due to a net decline in valuations.

Fee Revenues

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Management and advisory fees
Long-term private funds
Flagship funds	$114	$101	$341	$293
Co-investment and other funds	54	55	162	174
	168	156	503	467
Perpetual strategies
BPG[1]	54	49	143	149
Co-investment and other funds	18	20	56	71
	72	69	199	220
Catch-up fees	8	—	17	1
Transaction and advisory fees	—	—	—	3
Total Fee Revenues	$248	$225	$719	$691
1.BPG Fee-Bearing Capital as at September 30, 2024 is $17.1 billion (December 31, 2023 - $17.9 billion).
For the three months ended September 30, 2024
During the three months ended September 30, 2024, Fee Revenues increased by $23 million or 10% relative to the three months ended September 30, 2023. This was primarily due to higher fees earned from our long-term private funds, driven by fundraising and catch-up fees for our fifth flagship fund.
For the nine months ended September 30, 2024
During the nine months ended September 30, 2024, Fee Revenues increased by $28 million or 4% relative to the nine months ended September 30, 2023. This was primarily from fees earned from our long-term private funds, driven by fundraising and catch-up fees for our fifth flagship fund. These increases were partially offset by the decrease in fees earned by our perpetual vehicle due to the decrease in Fee-Bearing Capital of BPG, as well as lower net asset values in our other perpetual strategies and certain long-term private funds.

Private Equity
Summary of Key Financial and Operating Measures
The following charts provide the Fee-Bearing Capital of our Private Equity investment strategy as at September 30, 2024 and December 31, 2023, and Fee Revenues for the three months ended September 30, 2024 and 2023.
Fee-Bearing Capital                         Fee Revenues
AS AT SEP 30, 2024 AND DEC 31, 2023 (BILLIONS)                   FOR THE THREE MONTHS ENDED SEP 30 (MILLIONS)

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies
The following provides explanations of significant movements in Fee-Bearing Capital for the current periods.
Fee-Bearing Capital

AS AT SEPTEMBER 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Long-term private funds	$36,502	$33,249
Permanent capital and perpetual strategies	7,216	5,600
Total Fee-Bearing Capital	$43,718	$38,849

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Balance, beginning of period	$40,305	$40,536	$38,849	$39,316
Inflows	870	1,669	2,210	4,234
Outflows	—	—	—	—
Distributions	(439)	(88)	(651)	(205)
Market valuation	244	(255)	873	(547)
Other	2,738	(21)	2,437	(957)
Change	3,413	1,305	4,869	2,525
Balance, end of period	$43,718	$41,841	$43,718	$41,841
For the three months ended September 30, 2024
During the three months ended September 30, 2024, Fee-Bearing Capital increased by $3.4 billion or 8% to $44 billion primarily driven by our acquisition of SVB Capital, capital deployments and fundraising for co-investments in one of our complementary strategies, and higher market capitalization of BBU as a result of an increase in the share price during the quarter. These increases were partially offset by distributions from our fourth flagship fund.
For the nine months ended September 30, 2024
During the nine months ended September 30, 2024, Fee-Bearing Capital increased by $4.9 billion or 13% to $44 billion. The increase was primarily driven by our acquisition of SVB Capital, and capital deployments and fundraising for co-investments in certain of our long-term private funds. In addition, growth of Fee-Bearing Capital was attributable to the higher market capitalization of BBU as a result of an increase in its share price. These increases were partially offset by distributions from our fourth flagship fund.

Fee Revenues

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Management and advisory fees
Long-term private funds
Flagship funds	$41	$47	$122	$133
Other long-term funds	45	42	136	130
Co-investment and other funds	3	2	8	7
	89	91	266	270
Perpetual strategies
BBU[1]	23	23	67	69
	23	23	67	69
Catch-up fees	—	9	6	15
Transaction and advisory fees	8	5	18	8
Total Fee Revenues	$120	$128	$357	$362
1.BBU Fee-Bearing Capital as at September 30, 2024 was $7.2 billion (December 31, 2023 - $5.6 billion).
For the three months ended September 30, 2024
Fee Revenues decreased by $8 million or 6% for the three months ended September 30, 2024 relative to the three months ended September 30, 2023. This decrease was primarily due to the end of the investment period for our fifth flagship fund and catch-up fees recognized in the prior period related to our sixth flagship fund. These decreases were partially offset by higher fees earned from capital deployed in BSI and fees earned associated with the close of certain of our strategic partnerships.
For the nine months ended September 30, 2024
Fee Revenues decreased by $5 million or 1% for the nine months ended September 30, 2024 relative to the nine months ended September 30, 2023. This decrease was primarily due to the end of the investment period for our fifth flagship fund and catch-up fees recognized in the prior period related to our sixth flagship fund. These decreases were partially offset by capital raised for our sixth flagship fund, capital deployed across several of our funds, higher transaction fees related to BSI, as well as fees earned associated with the close of certain of our strategic partnerships.

Credit
Summary of Key Financial and Operating Measures
The following charts provide the Fee-Bearing Capital of our credit investment strategy as at September 30, 2024 and December 31, 2023, and Fee Revenues for the three months ended September 30, 2024 and 2023.

Fee-Bearing Capital                         Fee Revenues
AS AT SEP 30, 2024 AND DEC 31, 2023 (BILLIONS)                   FOR THE THREE MONTHS ENDED SEP 30 (MILLIONS)

■ Long-term Private Funds
■ Perpetual Strategies
■ Liquid Strategies

■ Long-term Private Funds
■ Perpetual Strategies
■ Liquid Strategies

The following provides explanations of significant movements in Fee-Bearing Capital for the current periods.
Fee-Bearing Capital

AS AT SEPTEMBER 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Long-term private funds	$75,788	$69,046
Permanent capital and perpetual strategies	99,417	45,723
Liquid strategies	69,446	62,938
Total Fee-Bearing Capital	$244,651	$177,707

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Balance, beginning of period	$237,643	$166,097	$177,707	$153,750
Inflows	13,029	7,115	84,962	25,681
Outflows	(8,036)	(4,417)	(17,381)	(12,983)
Distributions	(1,625)	(2,277)	(5,198)	(4,696)
Market valuation	7,466	(1,132)	8,256	2,194
Other	(3,826)	263	(3,695)	1,703
Change	7,008	(448)	66,944	11,899
Balance, end of period	$244,651	$165,649	$244,651	$165,649
For the three months ended September 30, 2024
During the three months ended September 30, 2024, Fee-Bearing Capital increased by $7.0 billion or 3% to $245 billion, primarily due to higher net asset values, capital deployed within our liquid credit funds, and capital deployed in our Oaktree funds. In addition, Fee-Bearing capital increased due to our investment in Castlelake. These increases were partially offset by redemptions in our liquid and perpetual strategies and returns of capital within our Oaktree, infrastructure, and real estate debt strategies.

For the nine months ended September 30, 2024
During the nine months ended September 30, 2024, Fee-Bearing Capital increased by $66.9 billion or 38% to $245 billion, primarily due to the AEL Mandate, resulting in $49 billion of inflows of Fee-Bearing Capital. Our investment in Castlelake, as well as capital deployed in our Oaktree credit, liquid credit, and other platform credit funds also contributed to Fee-Bearing Capital. These increases were partially offset by redemptions in our liquid and perpetual strategies and returns of capital within our Oaktree, infrastructure, and real estate debt strategies.
Fee Revenues

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Management and advisory fees
Long-term private funds	$192	$175	$568	$505
Permanent and perpetual strategies	117	68	289	194
Liquid strategies[1]	62	58	178	176
Transaction and advisory fees	1	—	1	—
Total Fee Revenues	$372	$301	$1,036	$875
1.Represents open-end funds within our credit strategies, and Oaktree's investment in a fixed income manager, as well as in publicly listed securities.
For the three months ended September 30, 2024
Fee Revenues increased by $71 million or 24% for the three months ended September 30, 2024 relative to the three months ended September 30, 2023. The increase was attributable to incremental fees earned on our perpetual strategies and long-term private funds. Fees from perpetual strategies increased by $49 million as a result of higher Fee-Bearing Capital driven by the AEL Mandate, and capital deployed across these strategies. In addition, fees from our long-term private funds increased due to deployments across our credit flagship and other credit strategies.
For the nine months ended September 30, 2024
Fee Revenues increased by $162 million or 19% for the nine months ended September 30, 2024 relative to the nine months ended September 30, 2023. The increase was attributable to incremental fees earned on our perpetual strategies and long-term private funds. Fees from perpetual strategies increased by $95 million as a result of higher Fee-Bearing Capital driven by the AEL Mandate, and capital deployed across these strategies. In addition, fees from our long-term private funds increased due to deployments across our credit flagship and other debt funds and higher fees earned from our strategic partnerships.

PART 6
RECONCILIATION OF U.S. GAAP TO NON-GAAP MEASURES
Reconciliations of Distributable Earnings, Fee-Related Earnings and Fee Revenues to the most directly comparable financial measures calculated and presented in conformity with U.S. GAAP are presented below. In addition to net income and revenue, management assesses the performance of its business based on these non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to, and not as a substitute for or superior to, net income or other financial measures presented in conformity with U.S. GAAP.
Reconciliation of Net Income to Fee-Related Earnings and Distributable Earnings
The following presents a reconciliation of net income to Fee-Related Earnings and Distributable Earnings for the three and nine months presented for the asset management business.

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Net Income	$537	$510	$1,428	$1,606
Add or subtract the following:
Provision for taxes(a)	96	52	309	301
Depreciation and amortization(b)	4	3	11	10
Carried interest allocations(c)	(55)	(89)	13	(262)
Carried interest allocation compensation(c)	38	3	82	88
Other income and expenses(d)	69	40	117	(10)
Interest expense paid to related parties(e)	8	3	17	10
Interest and dividend revenue(e)	(34)	(44)	(117)	(127)
Other revenues(f)	(141)	(10)	(313)	(204)
Share of income from equity method investments(g)	(61)	(22)	(194)	(94)
Fee-related earnings of partly owned subsidiaries at our share(g)	87	71	235	198
Compensation costs recovered from affiliates(h)	95	15	184	111
Fee Revenues from BSREP III & other(i)	1	33	7	33
Fee-Related Earnings	$644	$565	$1,779	$1,660
Cash taxes(j)	(84)	(46)	(213)	(151)
Equity-based compensation expense and other(k)	59	49	148	149
Distributable Earnings	$619	$568	$1,714	$1,658

(a)This adjustment removes the impact of income tax provisions on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over the long-term due to the substantial deferred tax assets of our asset management business.
(b)This adjustment removes the depreciation and amortization on property, plant and equipment and intangible assets, which are non-cash in nature and therefore excluded from Fee-Related Earnings.
(c)These adjustments remove the impact of both unrealized and realized carried interest allocations and the associated compensation expense. Unrealized carried interest allocations and associated compensation expense are non-cash in nature. Carried interest allocations and associated compensation costs are included in Distributable Earnings once realized.
(d)This adjustment removes other income and expenses associated with non-cash fair value changes.
(e)This adjustment removes interest and charges paid or received from related party loans.
(f)This adjustment adds back other revenues earned that are non-cash in nature.
(g)These adjustments remove our share of partly owned subsidiaries' earnings, including items (a) to (f) above and include its share of partly owned subsidiaries' Fee-Related Earnings.
(h)This item adds back compensation costs that will be borne by affiliates and are non-cash in nature.
(i)This adjustment adds base management fees earned from funds that are eliminated upon consolidation and other items.
(j)Represents the impact of cash taxes paid by the business.
(k)This adjustment adds back equity-based compensation and other income associated with the Company's portion of partly owned subsidiaries’ investment income, realized carried interest, interest income received and charges paid on related party loans, and other income.

Reconciliation of Revenues to Fee Revenues
The following presents our reconciliation of management fee revenues to Fee Revenues for the three and nine months presented.

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Total management fee revenues	$873	$778	$2,480	$2,339
Fee Revenues from equity method investments (a)	336	319	997	924
BSREP III Fees & other(b)	1	12	(6)	12
Fee Revenues	$1,210	$1,109	$3,471	$3,275
(a)This adjustment adds management fees at 100% ownership.
(b)This adjustment involves base management fees earned from BSREP III and other funds that are eliminated upon consolidation.

Fee Revenues by Geography
The majority of our revenues are earned in the U.S. The following tables set out Fee Revenues disaggregated by investment strategy and geography.

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024 (MILLIONS)	Renewable power and transition	Infrastructure	Real estate	Private equity	Credit	Total
Management and advisory fees, net
United States of America	$30	$51	$155	$60	$305	$601
Canada	42	102	6	18	8	176
United Kingdom	32	51	70	23	44	220
Other	23	33	17	19	15	107
Incentive distributions	32	74	—	—	—	106
	$159	$311	$248	$120	$372	$1,210

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 (MILLIONS)	Renewable power and transition	Infrastructure	Real estate	Private equity	Credit	Total
Management and advisory fees, net
United States of America	$74	$150	$449	$183	$845	$1,701
Canada	121	284	18	58	19	500
United Kingdom	98	140	203	66	129	636
Other	71	103	49	50	43	316
Incentive distributions	97	221	—	—	—	318
	$461	$898	$719	$357	$1,036	$3,471

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2023 (MILLIONS)	Renewable power and transition	Infrastructure	Real estate	Private equity	Credit	Total
Management and advisory fees, net
United States of America	$24	$68	$163	$60	$245	$560
Canada	38	85	14	34	3	174
United Kingdom	40	60	45	25	40	210
Other	11	35	3	9	13	71
Incentive distributions	28	66	—	—	—	94
	$141	$314	$225	$128	$301	$1,109

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 (MILLIONS)	Renewable power and transition	Infrastructure	Real estate	Private equity	Credit	Total
Management and advisory fees, net
United States of America	$88	$188	$477	$174	$712	$1,639
Canada	125	291	36	85	10	547
United Kingdom	105	160	130	70	114	579
Other	41	67	48	33	39	228
Incentive distributions	84	198	—	—	—	282
	$443	$904	$691	$362	$875	$3,275

PART 7
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
The Manager undertakes limited activities, primarily receiving dividends from our asset management business as its main source of income and, in turn, making distributions to shareholders in accordance with its dividend policy. It employs a limited number of resources which provide services to our asset management business and for whom associated costs are largely reimbursed. Additional liquidity is available through a credit facility that is provided by our asset management business.
Manager Credit Facility with the Asset Management Company
On November 8, 2022, the Asset Management Company, as lender, established a five-year revolving credit facility with the Manager for the amount of $500 million. This is available in U.S. and Canadian dollars, where U.S. dollar borrowings are subject to the U.S. Base Rate or SOFR plus a margin of 165 basis points, and Canadian Dollar borrowings are subject to the Canadian Prime Rate or Canadian Overnight Repo Rate Average ("CORRA") plus a margin of 165 basis points. As at September 30, 2024, the Manager has drawn $210 million from this credit facility.
Our Asset Management Business Liquidity
Our asset management business maintains sufficient liquidity at all times, enabling it to participate in opportunities as they arise, withstand sudden adverse changes in economic conditions, and sustain distributions to the Manager and the Corporation. Its primary sources of liquidity, which we refer to as corporate liquidity, consist of cash, short-term financial assets, as well as the undrawn portions of the $300 million revolving credit facility established on November 8, 2022, with the Corporation as lender, and a $750 million five-year revolving credit facility established on August 29, 2024 through bilateral agreements with a group of lenders. Both facilities are available in U.S. and Canadian dollars. U.S. dollar draws from the $300 million facility are subject to the U.S. Base Rate or SOFR plus a margin of 165 basis points, while Canadian dollar draws are subject to the Canadian Prime Rate or CORRA plus a margin of 165 basis points. U.S. dollar draws from the $750 million facility are subject to the U.S. Base Rate or SOFR plus a margin of 110 basis points, while Canadian dollar draws are subject to the Canadian Prime Rate or CORRA plus a margin of 110 basis points. As at September 30, 2024, the Asset Management Company has drawn $202 million from the $300 million facility, while no draws have been made on the $750 million facility.
As at September 30, 2024, corporate liquidity for our asset management business is $2.1 billion. This consists of $1.3 billion in cash and short term financial assets, including cash on deposit with the Corporation and short-term financial assets, as well as $848 million in undrawn credit facilities. This liquidity can be deployed for use without any material tax consequences to support our asset management business in funding strategic transactions as well as seeding new investment products.
The following table presents deployable capital of our asset management business:

	Corporate		Group(a)
AS AT (MILLIONS)	September 30	December 31	September 30	December 31
	2024	2023	2024	2023
Cash and financial assets, net	$1,266	$2,847	$51,930	$29,222
Undrawn committed credit facilities	848	103	6,637	5,764
Corporate liquidity	2,114	2,950	58,567	34,986
Uncalled private fund commitments	—	—	84,423	85,658
Total deployable capital	$2,114	$2,950	$142,990	$120,644
(a) Group deployable capital consists of: (1) corporate liquidity of the Company and the perpetual affiliates, and (2) uncalled private fund commitments, which are third-party commitments available for drawdown in the private funds of our asset management business.

Uncalled Fund Commitments
The following presents our Uncalled Fund Commitments as of September 30, 2024 by period and December 31, 2023:

AS AT SEPTEMBER 30, (MILLIONS)	2024	2025	2026	2027	2028 +	Total 2024	Dec. 2023
Renewable power and transition	$64	$117	$—	$—	$17,110	$17,291	$17,129
Infrastructure	44	190	—	—	11,860	12,094	14,264
Real estate	295	535	1,908	—	14,190	16,928	22,507
Private equity	66	512	—	94	8,127	8,799	8,788
Credit	1,090	433	1,578	1,070	25,140	29,311	22,970
	$1,559	$1,787	$3,486	$1,164	$76,427	$84,423	$85,658
Approximately $50 billion of the Uncalled Fund Commitments are currently not earning fees, but will become fee-bearing once the capital is invested. Once invested, we expect these commitments will earn approximately $500 million of additional Fee Revenues.
Capital Resources
Clawback Obligations
Performance allocations are subject to clawback to the extent that the performance allocations received to date with respect to a fund exceed the amount due to our asset management business based on cumulative results of that fund. The amounts and nature of our clawback obligations are described in Note 2 “Summary of Significant Accounting Policies” of the Condensed Consolidated Financial Statements of the Asset Management Company as at September 30, 2024, and December 31, 2023, and for the three and nine months ended September 30, 2024 and September 30, 2023.
Capital Requirements
Certain U.S. and non-U.S. entities of the Manager are subject to various investment advisor and other financial regulatory rules and requirements that may include minimum net capital requirements. These requirements have been met for the three and nine months ended September 30, 2024.
Exposures to Financial Instruments
As discussed elsewhere in this Report, we utilize various financial instruments in our business to manage risk and make better use of our capital. The fair values of these instruments that are reflected on our balance sheets are disclosed in Note 5 "Fair Value Measurements of Financial Instruments" to our Condensed Consolidated Financial Statements of the Asset Management Company as at September 30, 2024, and December 31, 2023 and for the three and nine months ended September 30, 2024 and 2023.
Off-Balance Sheet Arrangements
The Manager may from time to time enter into guarantees given in respect of co-investments in which there is carried interest. The amount guaranteed is up to the carry amount paid to the General Partner, net of taxes. No known amounts are currently due or owed under these guarantees.
Related Party Transactions
The Manager and our asset management business entered into a number of related party transactions with the Corporation and other affiliates. See Note 10 "Related Party Transactions" of the Condensed Consolidated Financial Statements of the Asset Management Company and Note 7 "Related Party Transactions" of the Condensed Consolidated Financial Statements of the Manager as at September 30, 2024, and December 31, 2023 and for the three and nine months ended September 30, 2024 and 2023.

Recent Developments
On September 16, 2024, the Company, as part of a Brookfield consortium, closed a strategic partnership with Castlelake L.P. ("Castlelake"), an alternative investment manager specializing in asset-based private credit including aviation and specialty finance. As part of the transaction, the Company acquired a 51% stake in Castlelake’s fee-related earnings, a 7.5% stake in Castlelake's carried interest, 20% of returns from GP commitments, and 51% of GP commitments for in-market and future Castlelake funds for total cash consideration of approximately $489 million. Castlelake is accounted for as an equity method investment in accordance with U.S. GAAP.
On September 26, 2024, the Company acquired the investment platform business of SVB Financial Group, SVB Capital, through Pinegrove Venture Partners ("Pinegrove"), our venture investment platform formed with Sequoia Heritage, and a related fund for total cash consideration of approximately $260 million. Pinegrove is accounted for as an equity method investment in accordance with U.S. GAAP. The fund acquired is classified as held for sale within the Condensed Consolidated Balance Sheet of the Company.
On October 31, 2024, the Manager announced steps to enhance its corporate structure and position itself for broader equity index inclusion, particularly in the U.S. The steps include the Manager changing its head office to New York, as well as the Manager, the Asset Management Company, and the Corporation having entered into an agreement whereby the Manager would own and reflect 100% of the asset management business, and the Corporation's approximately 73% interest in the asset management business would be held directly through ownership of approximately 73% of the Manager. These steps will not result in any changes to the operations or strategic plans of the Asset Management Company or the Corporation and will have no effect on the tax treatment of their respective dividends. In addition, these steps will be non-dilutive to BAM Ltd. shareholders. A special meeting of the Manager's shareholders to consider and vote on the steps outlined above is expected on December 20, 2024.

PART 8
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Accounting Policies, Estimates and Judgements of the Manager
The Manager prepares condensed consolidated financial statements in conformity with U.S. GAAP. The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported. Management believes that estimates utilized in the preparation of the condensed consolidated financial statements are presented fairly, in all material respects. Such estimates include those used in the valuation of investments and the measurement of deferred tax balances (including valuation allowances) and the determination of control or significant influence. Actual results could differ from those estimates and such differences could be material. The Manager believes the following critical accounting policies could potentially produce materially different results of the Manager, if underlying assumptions, estimates and/or judgments were to be changed. For a full description of accounting policies, see Note 2 “Summary of Significant Accounting Policies” of the Condensed Consolidated Financial Statements of the Manager as at September 30, 2024 and December 31, 2023 and for the three and nine months ended September 30, 2024 and 2023.
Estimates and Judgements of the Manager
Management is required to make critical judgements and estimates when applying its accounting policies.
There have been no changes in accounting policies since the publication of our annual report. For further information on accounting policies, including new and revised standards see our accounting policies contained in Note 2 of the 2023 audited consolidated financial statements.
Assessments and Changes in Internal Control over Financial Reporting
No change in our internal control over financial reporting occurred during the nine months ended September 30, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART 9
BUSINESS ENVIRONMENT AND RISK DISCLOSURES
Quantitative and Qualitative Risk Disclosures
The Manager has limited activities and operations. The Manager’s exposure to market, foreign currency, interest rate and credit risk is driven by its equity interest in our asset management business. There have been no material changes to the Company’s financial risk exposure or risk management activities since December 31, 2023. Please refer to Part 9 of the December 31, 2023 MD&A for a detailed description of the Manager’s financial risk exposure and risk management activities.
Market Risk
The primary market risk exposure of our asset management business relates to its role as an asset manager of the publicly listed permanent capital vehicles and the sensitivity of base management fees earned from these affiliates due to movements in their underlying trading price. Specifically, with respect to the market risk related to base management fees earned based on the market capitalization of BEP, BIP and BBU.
Foreign Currency Risk
We have very limited exposure to foreign currency risk as a majority of our private funds are denominated in USD. This means that a majority of the Fee Revenues that we earn are paid in USD, irrespective of the local currency of our underlying investment base. Additionally, the majority of our revenues are earned in the U.S.
Interest Rate Risk
The Manager has interest rate exposure through balances held with affiliates and does not hold debt or term deposits with third parties. The Manager incurs interest expense on its revolving credit facility borrowings with the Asset Management Company. Interest expense on this balance is at a variable rate of interest.
The Asset Management Company has interest rate exposure through balances held with affiliates, as well as its internal revolving credit facility with the Corporation and its newly established external revolving credit facility which is currently undrawn. The Asset Management Company earns interest income on its deposit balance with the Corporation and as the lender on the revolving credit facility it extends to the Manager.

Credit Risk
Investors in our private funds make capital commitments to these vehicles via subscription agreements. When a private fund makes an investment, these capital commitments are then satisfied by our investors via capital contributions as prescribed under these subscription agreements. Investors in our private funds may default on their capital commitment obligations, which could have an adverse impact on our earnings or result in other negative implications to our businesses such as the requirement to deploy our own capital to cover such obligations. This impact would be magnified if the investor that does so is in multiple funds. Given the diversity and creditworthiness of our over 2,300 clients, including some of the world’s largest institutional investors, sovereign wealth funds and pension plans, we are of the view that there is not a material credit risk present in our asset management business.

GLOSSARY OF TERMS
Unless otherwise specified, information provided in this Management's Discussion and Analysis (this “MD&A”) is as of September 30, 2024. Unless the context requires otherwise, when used in this MD&A, the terms “we”, “us”, “our” means our asset management business and the Manager, individually or collectively, where applicable, and the term “Corporation” means Brookfield Corporation and its subsidiaries (including the perpetual affiliates (as defined below)) other than the Asset Management Company (as defined below) and its subsidiaries and does not, for greater certainty, include the Manager, BWS (as defined below) or Oaktree and their affiliates. The term "Brookfield" means the Corporation, the Manager and the Asset Management Company, collectively. A full listing of the glossary of terms can be found in the Manager's 2023 annual report.
Unless the context suggests otherwise, references to:
•“AEL” means American Equity Investment Life Holding Company;
•“AEL Mandate” or “AEL Transaction” means the May 2, 2024 acquisition of AEL by BWS through its subsidiary American National Group LLC. We manage AEL insurance capital under an investment management agreement with AEL operating companies;
•“Arrangement” means the court approved plan of arrangement of the Corporation as a result of which (i) the shareholders of the Corporation, while retaining their shares of the Corporation, became shareholders of the Manager, which acquired a 25% interest in our asset management business through common shares of the Asset Management Company, and (ii) the Corporation changed its name from “Brookfield Asset Management Inc.” to “Brookfield Corporation”;
•“Asset Management Company” means Brookfield Asset Management ULC;
•“Asset Management Services Agreement” means the agreement dated November 8, 2022 between the Manager and the Asset Management Company to govern the provision of services by the Manager’s employees to the Asset Management Company on a cost recovery basis under a perpetual agreement, as further described in Note 1 “Organization” of the Condensed Consolidated Financial Statements of the Manager;
•“Assets Under Management” or “AUM” has the meaning ascribed thereto under Part 3 “Key Financial and Operating Measures”;
•“BBU” means Brookfield Business Partners L.P., together with its subsidiaries including its paired corporation, Brookfield Business Corporation;
•“BEP” means Brookfield Renewable Partners L.P., together with its subsidiaries including its paired corporation, Brookfield Renewable Corporation;
•“BIP” means Brookfield Infrastructure Partners L.P., together with its subsidiaries including its paired corporation, Brookfield Infrastructure Corporation;
•“BPG” means Brookfield Property Group, including Brookfield Property Partners L.P. and the Corporation’s wholly owned real estate directly held entities;
•“BWS” means Brookfield Wealth Solutions;
•“Castlelake” means our 51% economic interest in Fee-Related Earnings (“FRE”), 7.5% interest in carried interest, 20% of returns from GP commitments, and 51% of GP commitments for in-market and future Castlelake funds acquired on September 16, 2024;
•“Class A Shares” means the class A limited voting shares in the capital of the Manager;
•“Class B Shares” means the class B limited voting shares in the capital of the Manager;
•“corporate liquidity” consists of cash, short-term financial assets, as well as the undrawn portions of the $300 million revolving credit facility established on November 8, 2022, with the Corporation as lender, and a $750 million five-year revolving credit facility established on August 29, 2024 through bilateral agreements with a group of lenders;
•“Corporation” means Brookfield Corporation and its subsidiaries (including the perpetual affiliates) other than the Asset Management Company and its subsidiaries and does not, for greater certainty, include the Manager, BWS or Oaktree and their subsidiaries;

•“Distributable Earnings” is intended to represent the earnings available for distribution to shareholders or to be reinvested by the Manager or the Asset Management Company, as applicable. Distributable Earnings of the Manager represent its share of Distributable Earnings from the Asset Management Company less general and administrative expenses, but excluding equity-based compensation costs, of the Manager. Distributable Earnings of the Asset Management Company is calculated as the sum of its Fee-Related Earnings, realized carried interest, realized principal investments, interest expense, and general and administrative expenses; excluding equity-based compensation costs;
•“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system at www.sec.gov;
•“Fee-Bearing Capital” has the meaning ascribed thereto under Part 3 “Key Financial and Operating Measures”;
•“Fee Revenues” has the meaning ascribed thereto under Part 3 “Key Financial and Operating Measures”;
•“GEMS Education” means our warehoused investment in a Dubai-based international education provider, GEMS Education, acquired on July 12, 2024 as part of a Brookfield-led consortium of investors including the Asset Management Company, BSI, BWS, and certain co-investors;
•“Group deployable capital” consists of: (1) corporate liquidity of the Company and the perpetual affiliates, and (2) uncalled private fund commitments, which are third-party commitments available for drawdown in the private funds of our asset management business;
•“managed assets” means the businesses, operations and other assets managed by the Corporation prior to completion of the Arrangement and to be managed by the Manager and our asset management business following completion of the Arrangement;
•“Manager” means Brookfield Asset Management Ltd. and its consolidated subsidiaries;
•“Manager Credit Facility” means the credit agreement dated November 8, 2022 between the Manager and the Asset Management Company, pursuant to which the Asset Management Company has provided a five-year revolving $500 million credit facility to the Manager, as further described under Part 7 “Liquidity and Capital Resources”;
•“mature fund” means manager funds which were already significantly deployed upon completion of the Arrangement;
•“new sponsored fund” or “new fund” means all manager funds launched on or after the date of the Arrangement;
•“NYSE” means the New York Stock Exchange;
•“Oaktree” means Oaktree Capital Management, L.P., together with its affiliates, Oaktree Capital II, L.P. General ("OCM II General"), Oaktree Capital II, L.P. Manager ("OCM II Manager"), Oaktree Capital II, L.P New Fund ("OCM II New Fund"), Oaktree AIF Investments, L.P., Oaktree Capital Management (Cayman) L.P. and Oaktree Investment Holdings, L.P. and their consolidated subsidiaries;
•“our asset management business” means the global alternative asset management business previously carried on by the Corporation and its subsidiaries, which is currently owned approximately 73% by the Corporation and approximately 27% by the Manager through their ownership of common shares of the Asset Management Company;
•“parent” means Brookfield Corporation, unless otherwise indicated;
•“perpetual affiliates” means BEP, BIP, BBU and BPG;
•“Pretium” means our 11% economic interest in Pretium acquired on June 29 from AEL, a subsidiary of BWS;
•“Primary Wave” means our 35% economic interest in Primary Wave acquired on October 3, 2022;
•“Relationship Agreement” means the agreement dated November 8, 2022 among the Corporation, the Manager and the Asset Management Company to govern aspects of their relationship following the Arrangement, as further described under Note 1 “Organization” of the Condensed Consolidated Financial Statements of the Manager;
•“SEC” means the United States Securities and Exchange Commission;
•“SEDAR+” means the System for Electronic Data Analysis and Retrieval + at www.sedarplus.ca;
•“SOFR” means the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York (or a successor administrator);

•“SVB Capital” means our acquisition of the investment platform business of SVB Financial Group, SVB Capital (rebranded to Pinegrove Ventures after acquisition), acquired on September 26, 2024 through Pinegrove Venture Partners (“Pinegrove”), our venture investment platform formed with Sequoia Heritage;
•“Transitional Services Agreement” means the agreement dated November 8, 2022 among the Corporation, the Manager and the Asset Management Company described under Note 1 “Organization” of the Condensed Consolidated Financial Statements of the Manager;
•“TSX” means the Toronto Stock Exchange;
•“U.K.” or “United Kingdom” means the United Kingdom of Great Britain and Northern Ireland.
•“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder;
•“U.S. GAAP” means the accounting principles generally accepted in the United States; and
•“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

BROOKFIELD ASSET MANAGEMENT LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AS AT SEPTEMBER 30, 2024 AND DECEMBER 31, 2023 AND FOR THE PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

BROOKFIELD ASSET MANAGEMENT LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS AT SEPTEMBER 30, AND DECEMBER 31, (MILLIONS, EXCEPT SHARE AMOUNTS)	2024	2023
Assets
Cash and cash equivalents	$16	$9
Due from affiliates	923	886
Other assets	76	40
Investment in Brookfield Asset Management ULC	3,309	2,270
Total assets	$4,324	$3,205

Liabilities
Accounts payable and accrued liabilities	$858	$859
Due to affiliates	218	261
Total liabilities	1,076	1,120

Equity
Common Stock:
Class A (unlimited authorized and 442,952,956 issued and 419,626,330 outstanding)	3,474	2,354
Class B (unlimited authorized and 21,280 issued and outstanding)	—	—
Class A held in treasury (23,326,626 shares)	(651)	(649)
Additional paid-in-capital	537	403
Retained deficit	(150)	(35)
Accumulated other comprehensive income	7	3
Total common equity	3,217	2,076
Non-controlling interest	31	9
Total equity	3,248	2,085
Total liabilities, non-controlling interest and equity	$4,324	$3,205

BROOKFIELD ASSET MANAGEMENT LTD.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Operating recoveries	$170	$38	$362	$223

Expenses
Compensation and benefits	(146)	(32)	(272)	(154)
Other operating expense	(2)	—	(5)	—
Carried interest allocation compensation
Realized	(1)	—	(30)	(14)
Unrealized	(26)	(5)	(66)	(60)
Total carried interest allocation compensation	(27)	(5)	(96)	(74)
Interest expense	(4)	(2)	(12)	(5)
Total expenses	(179)	(39)	(385)	(233)
Share of income from Brookfield Asset Management ULC	138	123	378	366
Net income	$129	$122	$355	$356

Comprehensive income:
Net income	$129	$122	$355	$356
Other comprehensive income:
Share of other comprehensive income (loss) from Brookfield Asset Management ULC	4	(4)	4	—
Other comprehensive income (loss)	4	(4)	4	—
Comprehensive income	$133	$118	$359	$356

Earnings per share
Basic	$0.31	$0.31	$0.87	$0.90
Diluted	$0.30	$0.31	$0.85	$0.89

Weighted-average shares
Basic	419.0	390.7	405.9	392.6
Diluted	427.8	395.8	414.2	398.9

BROOKFIELD ASSET MANAGEMENT LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

AS AT (MILLIONS, EXCEPT SHARE AMOUNTS)	Shares of Brookfield Asset Management Ltd.		Brookfield Asset Management Ltd.
	Class A common stock	Class B common stock	Common stock	Treasury stock	Additional paid-in-capital	Retained deficit	Accumulated other comprehensive income	Non-controlling interest	Total equity
Balance at June 30, 2024	418,853,345	21,280	$3,467	$(651)	$529	$(119)	$3	$31	$3,260
Net income	—	—	—	—	—	129	—	—	129
Other comprehensive income	—	—	—	—	—	—	4	—	4
Share subscriptions	429,690	—	7	—	(3)	—	—	—	4
Acquisition of treasury shares, net	343,295	—	—	—	—	—	—	—	—
Contributions	—	—	—	—	11	—	—	—	11
Distributions	—	—	—	—	—	(160)	—	—	(160)
Balance at September 30, 2024	419,626,330	21,280	$3,474	$(651)	$537	$(150)	$7	$31	$3,248

AS AT (MILLIONS, EXCEPT SHARE AMOUNTS)	Shares of Brookfield Asset Management Ltd.		Brookfield Asset Management Ltd.
	Class A common stock	Class B common stock	Common stock	Treasury stock	Additional paid-in-capital	Retained deficit	Accumulated other comprehensive income	Non-controlling interest	Total equity
Balance at June 30, 2023	391,657,066	21,280	$2,356	$(517)	$383	$(1)	$4	$9	$2,234
Net income	—	—	—	—	—	122	—	—	122
Other comprehensive loss	—	—	—	—	—	—	(4)	—	(4)
Share subscriptions	209,799	—	1	—	(1)	—	—	—	—
Acquisition of treasury shares, net	(1,823,378)	—	—	(73)	—	—	—	—	(73)
Contributions	—	—	—	—	13	—	—	—	13
Distributions	—	—	—	—	—	(125)	—	—	(125)
Balance at September 30, 2023	390,043,487	21,280	$2,357	$(590)	$395	$(4)	$—	$9	$2,167

BROOKFIELD ASSET MANAGEMENT LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

AS AT (MILLIONS, EXCEPT SHARE AMOUNTS)	Shares of Brookfield Asset Management Ltd.		Brookfield Asset Management Ltd.
	Class A common stock	Class B common stock	Common stock	Treasury stock	Additional paid-in-capital	Retained deficit	Accumulated other comprehensive income	Non-controlling interest	Total equity
Balance at December 31, 2023	388,733,466	21,280	$2,354	$(649)	$403	$(35)	$3	$9	$2,085
Net income	—	—	—	—	—	355	—	—	355
Other comprehensive income	—	—	—	—	—	—	4	—	4
Share subscriptions	29,926,703	—	1,120	—	(7)	—	—	—	1,113
Acquisition of treasury shares, net	966,161	—	—	(2)	—	—	—	—	(2)
Contributions	—	—	—	—	141	—	—	22	163
Distributions	—	—	—	—	—	(470)	—	—	(470)
Balance at September 30, 2024	419,626,330	21,280	$3,474	$(651)	$537	$(150)	$7	$31	$3,248

AS AT (MILLIONS, EXCEPT SHARE AMOUNTS)	Shares of Brookfield Asset Management Ltd.		Brookfield Asset Management Ltd.
	Class A common stock	Class B common stock	Common stock	Treasury stock	Additional paid-in-capital	Retained earnings (deficit)	Accumulated other comprehensive income	Non-controlling interest	Total equity
Balance at December 31, 2022	396,154,728	21,280	$2,410	$(330)	$278	$19	$—	$—	$2,377
Net income	—	—	—	—	—	356	—	—	356
Other comprehensive income	—	—	—	—	—	—	—	—	—
Share subscriptions	583,143	—	3	—	(3)	—	—	—	—
Acquisition of treasury shares, net	(6,694,384)	—	—	(260)	—	—	—	—	(260)
Contributions	—	—	—	—	120	—	—	9	129
Distributions	—	—	(56)	—	—	(379)	—	—	(435)
Balance at September 30, 2023	390,043,487	21,280	$2,357	$(590)	$395	$(4)	$—	$9	$2,167

BROOKFIELD ASSET MANAGEMENT LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Operating activities
Net income	$129	$122	$355	$356
Non-cash adjustments:
Share of income from Brookfield Asset Management ULC, net of dividends received	27	8	110	28
Stock-based equity awards	—	2	2	5
Other working capital and non-cash operating items	15	1	8	—
	171	133	475	389
Investing activities
Purchase of other assets	—	—	(39)	(41)
	—	—	(39)	(41)
Financing activities
Distributions paid to common stockholders	(160)	(125)	(470)	(379)
Prepayment from affiliates	—	—	94	104
Share repurchases	(9)	(73)	(7)	(260)
Change in due to affiliates	4	65	(46)	189
Capital provided by non-controlling interests	—	—	—	9
	(165)	(133)	(429)	(337)
Cash and cash equivalents
Change in cash and cash equivalents	6	—	7	11
Balance, beginning of period	10	12	9	1
Balance, end of period	$16	$12	$16	$12

Supplemental cash flow disclosures
Other working capital and non-cash operating items
Accounts payable and other	$72	$(5)	$(107)	$(35)
Due from affiliates	(55)	(5)	113	(14)
Due to affiliates	(2)	9	—	50
Other non-cash operating items	—	2	2	(1)
	$15	$1	$8	$—

Interest paid	$4	$2	$12	$5

BROOKFIELD ASSET MANAGEMENT LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1.    ORGANIZATION
Brookfield Asset Management Ltd. (the “Manager”), through its investment in Brookfield Asset Management ULC (“asset management business”, the "Asset Management Company" or the “Company”) is an alternative asset manager. The Manager is listed on the New York and Toronto stock exchanges under the symbol BAM. The Manager was incorporated on July 4, 2022 and its head office is located at Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY, 10281-0221 and its registered office is located at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia V6E 4N7.
On December 9, 2022, Brookfield Corporation (the "Corporation") completed the spin-off of 25% of its interest in Brookfield Asset Management ULC (the "Arrangement"). The Manager was incorporated for the purpose of holding a 25% interest in Brookfield Asset Management ULC and to facilitate the Arrangement. As part of the Arrangement, the Corporation contributed certain indirect wholly owned asset management subsidiaries to Brookfield Asset Management ULC. The contribution of these entities was considered a common control transaction and was measured at historical cost. Further, the Corporation contributed a 25% interest of Brookfield Asset Management ULC to the Manager, and in exchange, the Manager issued securities of the Manager to the Corporation’s shareholders at that time on a pro-rata basis.
The Manager entered into several agreements and arrangements resulting from the Arrangement, among which include:
•The Asset Management Services Agreement (the "AMSA") under which the Manager provides the services of its employees and its Chief Executive Officer to Brookfield Asset Management ULC which pays the Manager for the services of these individuals on a cost recovery basis. Most of the Manager's employees/executives spend their time discharging their duties as officers and employees of the Manager and towards responsibilities related to Brookfield Asset Management ULC which include investment, corporate and other services. In addition, at the request of Brookfield Asset Management ULC, the Manager may provide options and long term incentive awards to its employees, which will be reimbursed under this agreement. See discussion of the accounting for this agreement in the Operating Recoveries accounting policy in Note 2;
•The Transitional Services Agreement (the "TSA") pursuant to which (i) Brookfield Asset Management ULC will provide the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services relating to finance, treasury, accounting, legal and regulatory, marketing, communications, human resources, internal audit, information technology), and (ii) the Corporation will provide, on a transitional basis, certain services to Brookfield Asset Management ULC to facilitate the orderly transfer of the asset management business. See discussion of the accounting for this agreement in the Related Parties accounting policy in Note 2; and
•The Relationship Agreement under which certain employee share-based and performance-based compensation costs are recovered from the Corporation. See discussion of the accounting for this agreement in the Operating Recoveries accounting policy in Note 2.
On May 2, 2024, Brookfield Wealth Solutions ("BWS") completed the acquisition of the remaining outstanding common stock of American Equity Investment Life Holding Company ("AEL") that it did not already own. In connection with the transaction, the Manager issued approximately 28.8 million Class A limited voting shares totaling consideration of $1.1 billion to the Corporation in exchange for 28.8 million common shares of the Asset Management Company (the "AEL Mandate"). The AEL Mandate was non-dilutive to BAM Ltd. shareholders and increased the Manager's ownership in the Asset Management Company from approximately 25% to approximately 27%. This incremental ownership in the Asset Management Company was reflected in our earnings in the period.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited Condensed Consolidated Financial Statements of the Manager have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and are presented in U.S. Dollars. The Condensed Consolidated Financial Statements, including these notes, are unaudited and exclude some of the disclosures required in annual financial statements. Management believes it has made all necessary adjustments (consisting of only normal recurring items) so that the Condensed Consolidated Financial Statements are presented fairly and that estimates made in preparing its Condensed Consolidated Financial Statements are reasonable. The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year. These Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements included in the Manager's annual report for the year ended December 31, 2023.
The preparation of the Condensed Consolidated Financial Statements in accordance with U.S. GAAP requires management to make estimates that affect the amounts reported in the Condensed Consolidated Financial Statements and accompanying notes. Management believes that estimates utilized in the preparation of the Condensed Consolidated Financial Statements are reasonable. Such estimates include those used in the valuation of investments and the accounting for share-based and performance-based compensation. Actual results may differ from those estimates and such differences may be material.
Certain of the comparative figures have been reclassified to conform to the Condensed Consolidated Financial Statement presentation adopted in the current year.
Consolidation
The Manager consolidates all entities that it controls through a majority voting interest and all variable interest entities (“VIE”) for which it is the primary beneficiary. An enterprise is determined to be the primary beneficiary of a VIE if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The Manager determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE and upon events warranting reconsideration. In determining whether the Manager is the primary beneficiary, the company evaluates its control rights as well as economic interests in the entity held either directly or indirectly by the company. Investments and redemptions (either by the Manager, affiliates of the company or third parties) and amendments to governing documents could affect an entity’s status as a VIE or the determination of the primary beneficiary, and management will re-evaluate its assessment as or when such events occur. As at September 30, 2024, the Manager is not the primary beneficiary of any VIE.
All intercompany balances and transactions have been eliminated on consolidation.
Cash and Cash Equivalents
Cash and cash equivalents represent cash on hand and cash held in banks. Interest income from cash and cash equivalents is recorded in the Condensed Consolidated Statement of Comprehensive Income.
Equity Method Investments
Investments in which the Manager is deemed to exert significant influence, but does not have a controlling financial interest, are accounted for using the equity method of accounting. The Manager has significant influence over Brookfield Asset Management ULC and therefore accounts for its investment under the equity method.
The carrying value of equity method investments is determined based on amounts invested by the Company, adjusted for the share of earnings or losses of the investee allocated based on the relevant agreements, less distributions received. Under the equity method of accounting, the Manager's share of earnings from equity investments is included in the share of income from equity method investments in the Condensed Consolidated Statement of Comprehensive Income. The Manager evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.
When the Manager acquires an additional interest in an existing equity method investment, resulting in a step-up in basis, the difference between the purchase price and the Manager's proportionate share of the book value of the investee’s net assets is identified and allocated to the fair value of the identifiable assets and liabilities of the investee at the acquisition date. The excess of the purchase price over the book value of the net assets acquired is allocated to intangible assets and goodwill. The basis difference is generally amortized over the remaining useful lives of the intangible assets, while any amount allocated to goodwill is not amortized but is tested for impairment annually. The amortization of the basis difference affects the Manager’s share of the investee’s net income or loss and is included in the "Share of income from Brookfield Asset Management ULC" line item in the Condensed Consolidated Statement of Comprehensive Income. The amortization periods for the intangible assets to which the basis difference is allocated are consistent with the estimated useful lives of those assets. For interim reporting purposes, the effects of the basis difference amortization are recognized proportionately over the interim periods within the fiscal year.
Refer to Note 3 for further details of the Manager's equity method investments.

Operating Recoveries
Operating Recoveries arise from the AMSA between the Manager and Brookfield Asset Management ULC and the Relationship Agreement between the Manager, Brookfield Asset Management ULC and the Corporation.
Under the AMSA, recoveries are recognized on a cost recovery basis such that neither party receives financial gain nor suffers financial loss. Income generated under the AMSA relating to these services is recognized as Operating Recoveries in the Condensed Consolidated Statement of Comprehensive Income on a gross basis as and when the services are performed by the Manager.
Under the Relationship Agreement, certain employee share-based and performance-based compensation costs are recovered from the Corporation. Income generated under the Relationship Agreement relating to these awards is recognized as Operating Recoveries in the Condensed Consolidated Statement of Comprehensive Income on a gross basis.
Certain liabilities classified as share-based awards covered by the AMSA and the Relationship Agreement are required to be revalued at each balance sheet date. As a result, where the revaluation results in an increase in the share-based award liability, the Corporation and Brookfield Asset Management ULC will reimburse the Manager while conversely, where the revaluation results in a decrease in the share-based award liability, the Manager will be responsible for refunding the difference to the Corporation and Brookfield Asset Management ULC.
Under the TSA, the Manager is responsible for the costs of transitional services provided by Brookfield Asset Management ULC and the Corporation. Such costs are recognized as Operating Recoveries in the Condensed Consolidated Statement of Comprehensive Income when services are performed.
To the extent that Brookfield Asset Management ULC makes payments to the Manager under the AMSA for share-based awards before they vest, such prepayments are recognized by the Manager as deferred income included in Accounts payable and accrued liabilities on the Condensed Consolidated Balance Sheets.
Compensation and Benefits
Compensation consists of (a) salary and bonus, and benefits paid and payable to employees and (b) share-based compensation associated with the grants of share-based awards to employees of the Manager. Compensation costs relating to the issuance of share-based awards to senior management and employees of the Manager is accounted for in accordance with ASC 718, Compensation - Stock Compensation, which measures the equity-classified awards at fair value on the grant date and expenses the awards over the vesting period. Cash settled share-based awards and awards settled in a variable number of shares for a fixed monetary amount are classified as liabilities and are remeasured at the end of each reporting period, with forfeitures recognized as they occur.
In the normal course of business, the Manager issues share-based compensation awards to employees of Brookfield Asset Management ULC. Such awards are accounted for as awards issued to employees of equity method investees under ASC 323 Investments – Equity Method and Joint Ventures. As the awards vest, the Manager recognizes the entire cost of the awards as an expense included in share of income from equity method investments, as no proportionate funding by the other investors occurs and the Manager does not receive any increase in its relative ownership percentage of Brookfield Asset Management ULC. However, the cost associated with the Manager’s ownership interest is recognized when the Manager recognizes its share of Brookfield Asset Management ULC’s earnings. Brookfield Asset Management ULC reimburses the Manager for such awards, which the Manager recognizes as income included in share of income from equity method investments in the same period as the associated cost of the awards. As such, this arrangement with Brookfield Asset Management ULC has no net impact on the Manager’s Condensed Consolidated Statement of Comprehensive Income. To the extent that Brookfield Asset Management ULC reimburses the Manager for such awards before they vest, the Manager recognizes the reimbursement in additional paid-in capital.
Refer to Note 5 for further details of the Manager's share-based compensation.
Carried Interest Compensation Expense
Carried interest is performance-based compensation associated with realized or unrealized carried interest earned on the performance of investments on a fund-by-fund basis. Employees of the Manager earn carried interest compensation which is subject to both positive and negative adjustments and recoverable from Brookfield Asset Management ULC and the Corporation under the terms of the ASMA and the Relationship Agreement.

Related Parties
In the normal course of operations, the Manager enters into various transactions on market terms with related parties, including amounts in Due from/to affiliates. The Manager and its subsidiaries may also transact with entities that share a common parent. Amounts owed to and by equity method investments are not eliminated on consolidation. See Note 7 for further detail.
Dividends
Dividends are reflected in the Condensed Consolidated Financial Statements when declared.
Earnings per Share
The Manager uses the two class method to calculate basic and diluted net income per share. Earnings for each period are allocated to participating securities based on the contractual participation rights of the security to share in the current earnings as if all current period earnings had been distributed. Undistributed losses are not allocated to participating securities that do not have a contractual obligation to share in losses.
Diluted net income per share reflects the impact of dilutive instruments, which are generally determined using the treasury stock method. For potentially dilutive instruments that are also participating securities, the treasury stock method or the two-class method, whichever, produces the more diluted result, is used to determine diluted net income per share.
Other Assets
Other assets include options to acquire shares of the Company. The Manager has elected the measurement alternative for equity investments without readily determinable fair values to be measured at cost minus accumulated impairment, if any. The carrying amount of these investments as of September 30, 2024 was $76 million. For the nine months ended September 30, 2024, there has been no downward or upward adjustments made to the carrying amount of these investments due to impairment or observable price changes in orderly transactions for identical or similar investment of the same issuer.
3.    INVESTMENTS
The Manager has a variable interest in the Company, an unconsolidated VIE. It has been determined that the Manager is not the primary beneficiary mainly due to its lack of power to unilaterally make decisions about the activities that most significantly impact the VIE’s returns. The Manager accounts for its interest in Brookfield Asset Management ULC using the equity method of accounting as it has significant influence from its approximate 27% (2023 - 25%) equity interest and its ability to appoint two of four directors on the VIE’s board.
During the nine months ended September 30, 2024, the Manager issued 28,803,599 Class A limited voting shares for consideration of $1.1 billion to the Corporation in exchange for 28,803,599 shares of the Asset Management Company. This transaction increased the Manager's ownership interest in the Company to approximately 27%. The Manager accounted for the step-up in basis by allocating the excess of the purchase price over the proportionate share of the book value of the net assets acquired. The excess basis was allocated to the identifiable assets and liabilities of the Company.
Additionally, during the nine months ended September 30, 2024, the Manager acquired preferred shares of a subsidiary of the asset management business valued at $47 million in exchange for common shares of the Asset Management Company.
The summarized financial information and results of the Manager’s equity method investment in Brookfield Asset Management ULC are outlined in the tables below:

AS AT SEPTEMBER 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Cash	$903	$2,667
Investments	9,105	7,522
Assets	14,254	14,290
Liabilities	3,098	2,825
Preferred shares redeemable non-controlling interest	2,155	2,166
Equity	9,001	9,299
As of September 30, 2024, the carrying value of the equity method investment was equal to the Manager’s interest in the Company’s underlying net assets.

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	2024	2023	2024	2023
Revenues	$1,117	$893	$2,917	$2,932
Expenses	(476)	(313)	(1,257)	(1,129)
Net income	537	510	1,428	1,606
Net (loss) income attributable to preferred shares redeemable non-controlling interest	(60)	11	(161)	82
Net income attributable to non-controlling interest	53	5	109	59
Net income attributable to the common stockholders	544	494	1,480	1,465
For the three and nine months ended September 30, 2024, the Manager’s share of net income from the Company was $138 million (2023 - $123 million) and $378 million (2023 - $366 million), respectively. For the three and nine months ended September 30, 2024, the Manager received cash distributions from the Company of $166 million (2023 - $131 million) and $487 million (2023 - $394 million), respectively.
The assets and liabilities recognized in the Manager’s Condensed Consolidated Balance Sheet as of September 30, 2024 and December 31, 2023, related to its maximum exposure to the loss of the Company as an unconsolidated VIE, are as follows:

AS AT SEPTEMBER 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Investments	$3,309	$2,270
Due from affiliates	160	394
VIE related assets	3,469	2,664
Accounts payable	858	859
Due to affiliates	210	256
Maximum exposure to loss	$4,537	$3,779
The Manager has not provided financial or other support to the Company during the periods presented above.
4.    INCOME TAXES
The Manager’s Canadian statutory income tax rate has remained consistent at 27% during the three months ended September 30, 2024 and 2023.
As of September 30, 2024 and December 31, 2023, the Manager did not have any material unrecognized tax benefits related to uncertain tax positions.
The Manager files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the company is subject to examination by Canadian and foreign tax authorities. As of September 30, 2024, no tax returns were currently under examination.
5.    SHARE-BASED COMPENSATION
The Manager, the Asset Management Company, and the Corporation have granted share-based compensation awards to certain employees and directors of the Manager, under a number of compensation plans (the “Equity Plans”). The Equity Plans provide for the granting of share options, restricted shares, escrowed shares and deferred share and restricted share units which contain certain service or performance requirements of the Manager or the Corporation.
During the three months ended September 30, 2024, no stock options were issued. During the nine months ended September 30, 2024, the Manager granted 6.1 million (2023 - 7.9 million) stock options at a weighted average exercise price of $40.07 (2023 - $35.13). The compensation expense for the nine months ended September 30, 2024 was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term (2023 - 7.5 year term), 29.2% volatility (2023 - 28.5%), a weighted average expected dividend yield of 4.8% annually (2023 - 4.6%), a risk-free rate of 4.2% (2023 - 3.9%) and a liquidity discount of 25% (2023 - 25%), with a fair value of $6.12 per unit (2023 - $5.26). The total fair value of the options granted during the nine months ended September 30, 2024 was $37.5 million (2023 - $41.3 million).

During the three and nine months ended September 30, 2024, the Manager did not grant any escrowed shares. In the prior period, the manager granted 4.8 million escrowed shares at a weighted average exercise price of $35.13 for the nine months ended September 30, 2023. The compensation expense for the nine months ended September 30, 2023, was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 28.5% volatility, a weighted average expected dividend yield of 4.6% annually, a risk-free rate of 3.9% and a liquidity discount of 25%, with a fair value of $5.26 per unit. The total fair value of the escrowed shares granted during the nine months ended September 30, 2023 was $25.2 million.
The expenses of the share-based compensation are recognized on the financial statements of the Manager and are summarized in the following table:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	2024	2023	2024	2023
Expense arising from equity classified share-based payment transactions:
Management Share Option Plan	$3	$3	$8	$8
Escrowed Stock Plan	11	5	33	15
Restricted Stock Plan	2	2	6	5
	$16	$10	$47	$28

Expense (recovery) arising from cash-settled share-based payment transactions
Deferred Share Unit Plan	$94	$(9)	$111	$14
Restricted Share Unit Plan	—	(9)	5	(1)
	$94	$(18)	$116	$13
Management Share Option Plan
The Manager recognizes any awards associated with the existing Equity Plans for its employees irrespective of whether the awards were granted by the Corporation or the Manager. Options issued under the Management Share Option Plan (“MSOP”) of both the Corporation and the Manager vest over a period of up to five years, expire ten years after the grant date and are settled through issuance of Class A shares of the Corporation or the Manager. The exercise price is equal to the market price at the grant date.
For the three and nine months ended September 30, 2024, the total expense incurred by the Manager with respect to MSOP totaled $3 million and $8 million, respectively (2023 - $3 million and $8 million).
Escrowed Stock Plan
The Escrowed Stock ("ES") shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than ten years from the grant date, all outstanding ES shares will be exchanged for Class A shares issued by the Corporation or the Manager based on the market value of the respective Class A shares at the time of the exchange. The number of Class A shares issued on exchange will be less than the Class A shares purchased under the ES Plan resulting in a net reduction in the number of Class A shares issued by the Manager.
For the three and nine months ended September 30, 2024, the total expense incurred with respect to the ES Plan totaled $11 million and $33 million, respectively (2023 - $5 million and $15 million).
Restricted Stock Plan
The Restricted Stock Plan awards executives with Class A shares of the Corporation and the Manager purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus, which may vest immediately. Vested and unvested Restricted Shares are subject to a hold period of up to five years. Holders of Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.
Compensation expense recognized for the three and nine months ended September 30, 2024 was $2 million and $6 million, respectively (2023 - $2 million and $5 million).

Deferred Share Unit Plan
The Deferred Share Unit ("DSU") Plan provides for the issuance of DSUs. Under the plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs. The DSUs vest over periods of up to five years, and accumulate additional DSUs at the same rate as dividends on Class A shares of the Corporation and the Manager based on the market value of the Class A shares of the Manager at the time of the dividend. Participants may convert vested DSUs into cash upon retirement or cessation of employment.
The value of these DSUs, when converted to cash, will be equivalent to the market value of the Class A shares of the Corporation and the Manager at the time the conversion takes place. The fair value of the vested DSUs as at September 30, 2024 was $445 million (December 31, 2023 – $336 million).
Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. As these awards are classified as liabilities, the amount payable in respect of vested DSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change. For awards issued as part of the Arrangement, the mark-to-market movement in the awards is recoverable from the Asset Management Company. For the three and nine months ended September 30, 2024, employee compensation expense totaled $94 million and $111 million, respectively (2023 - recovery of $9 million and expense of $14 million), due to a change in the underlying share price.
Restricted Share Unit Plan
The Restricted Share Unit ("RSU") Plan provides for the issuance of RSUs. Under the plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of RSUs. The RSUs vest over periods of up to five years. Participants may convert vested RSUs into cash upon retirement or cessation of employment.
The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of Class A shares of the Corporation or the Manager at the time the conversion takes place and the market price on the date the RSUs are granted. Employee compensation expense for these plans is charged against income over the vesting period of the RSUs. As these awards are liability classified, the amount payable in respect of vested RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change. For awards issued as part of the Arrangement, the mark-to-market movement in the awards is recoverable from the Asset Management Company.
During the three months ended March 31, 2024, the RSU Plan was settled and all participating Manager employees and directors received a cash settlement equal to the liability at the date of settlement. As the RSU Plan was a plan of the Corporation, all costs associated with settlement were reimbursed by the Corporation. As the RSUs have been settled, the fair value is $nil as at September 30, 2024 (December 31, 2023 – $195 million).
For the three and nine months ended September 30, 2024, employee compensation expense/(recovery) totaled $nil and $5 million, respectively (2023 - recovery of $9 million and recovery $1 million), due to the change in the underlying share price.

6.    EARNINGS PER SHARE
Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. The Manager applies the two-class method in calculating earnings per share for each of its two classes of shares and participating securities, based on their pro-rata share of earnings. Class A shares held under the ES Plans in one or more private wholly owned subsidiaries of the Manager are classified as treasury shares and have been excluded from the calculation of earnings per share. The Manager has certain dilutive securities relating to outstanding restricted stock and options held by employees and non-employees and have been reflected accordingly in diluted earnings per share figures. Basic and diluted net income per share of common stock for the three and nine months ended September 30, 2024 was calculated as follows:

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024		2024
	Class A Shares	Class B Shares	Class A Shares	Class B Shares
Numerator
Net income	$128	$—	$353	$—
Denominator
Weighted average of common stock outstanding - basic	419.0	—	405.9	—
Dilutive effect of conversion of options and escrowed shares using treasury stock method	8.8	—	8.3	—
Weighted average of common stock outstanding - diluted	427.8	—	414.2	—
Net Income per Share
Earnings per share - basic	$0.31	$0.31	$0.87	$0.86
Earnings per share - diluted	$0.30	$0.31	$0.85	$0.86

The following weighted average potentially dilutive securities were evaluated under the treasury stock method for potentially dilutive effects and have been excluded in the above computation of diluted net income per share attributable to common shareholders for the period presented due to their anti-dilutive effect:

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Management stock options of the Manager	6.9	8.7	5.5	8.1
Escrow shares of the Manager	5.1	5.0	5.0	5.0
Total	12.0	13.7	10.5	13.1

7.    RELATED PARTY TRANSACTIONS
In the normal course of business, the Manager enters into transactions with related parties by recovering or bearing the cost of certain employee compensation with the Corporation and Brookfield Asset Management ULC and by borrowing on its $500 million credit facility with Brookfield Asset Management ULC to fund short-term working capital requirements.
Under the AMSA, the Manager provides the services of its employees and its Chief Executive Officer to Brookfield Asset Management ULC on a cost recovery basis. For the three and nine months ended September 30, 2024, under this arrangement the Manager has recognized $64 million (2023 - $46 million) and $144 million (2023 - $133 million), respectively, in Operating Recoveries. In addition, for the three and nine months ended September 30, 2024, the Manager recovered $1 million (2023 - $1 million) and $8 million (2023- $3 million), respectively, in unrealized carried interest compensation expense from the asset management business.
As outlined in the Relationship Agreement, the Corporation is responsible for the share-based awards issued by the Corporation, some of which are subject to revaluation at each balance sheet date and will also bear the cost of the employee entitlement to carried interest on mature funds either directly or indirectly through reimbursement to the Company. For the three and nine months ended September 30, 2024, the Manager has recognized Operating Recoveries (Expenses) of $123 million (2023 - $(8) million) and $219 million (2023 - $92 million), respectively.
Under the TSA, Brookfield Asset Management ULC will provide the Corporation and the Manager certain services to support day-to-day corporate activities on a transitional basis. For services provided to the Manager, costs are recorded on a gross basis in the Consolidated Statement of Comprehensive Income. For the three and nine months ended September 30, 2024, the Manager has recognized $nil (2023 - $nil) and less than $1 million (2023 - $nil), respectively, in the Consolidated Statement of Comprehensive Income under this arrangement.
For the three and nine months ended September 30, 2024, the Manager received from Brookfield Asset Management ULC prepayments under the AMSA for share-based compensation of $nil (2023 - $nil) and $15 million (2023 - $16 million), respectively, which represent deferred income and has been included in Accounts payable and accrued liabilities. For the three and nine months ended September 30, 2024 the Manager received from Brookfield Asset Management ULC advanced reimbursements for Manager share-based awards issued to employees of Brookfield Asset Management ULC of $nil (2023 - $nil) and $79 million (2023 - $88 million), respectively, which has been recorded in additional paid-in capital.
Due from affiliates and Due to affiliates consisted of the following:

AS AT SEPTEMBER 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Due from Affiliates
Receivables related to share and cash-based compensation	$858	$824
Other transactions with related parties	65	62
	$923	$886

Due to Affiliates
Borrowings on short-term credit facility	$210	$256
Other transactions with related parties	8	5
	$218	$261
In addition, the Manager owns options to acquire Brookfield Asset Management ULC’s shares. These options track certain options issued under our Management Share Option Plan and are automatically exercised at the same time and the same exercise prices as the tracked Manager options. As of September 30, 2024, the carrying amount of these options is $76 million (2023 - $40 million) and is included in other assets on the Condensed Consolidated Balance Sheets.

8.    COMMITMENTS AND CONTINGENCIES
Guarantees
The Manager may from time to time enter into guarantees in respect of certain co-investments in which there is carried interest. The amount guaranteed is up to the carry amount paid to the general partners of the respective funds, net of taxes. In the event that the general partners default on their carry clawback obligations, the Manager will make payments under the guarantees. As at September 30, 2024, the Manager has not recognized any liabilities with respect to such guarantees as no carry has been paid in the relevant funds.
Litigation
The Manager may from time to time be involved in litigation and claims incidental to the conduct of its business. The Manager’s business is also subject to extensive regulation, which may result in regulatory proceedings against the company. As of September 30, 2024, there is no outstanding litigation.
The Manager accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such legal actions, based on information known by management, the Manager does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial position or cash flows.
9.    SUBSEQUENT EVENTS
On October 31, 2024, the Manager announced steps to enhance its corporate structure and position itself for broader equity index inclusion, particularly in the U.S. The steps include the Manager changing its head office to New York, as well as the Manager, the Asset Management Company, and the Corporation having entered into an agreement whereby the Manager would own and reflect 100% of the asset management business, and the Corporation's approximately 73% interest in the asset management business would be held directly through ownership of approximately 73% of the Manager. These steps will not result in any changes to the operations or strategic plans of the Asset Management Company or the Corporation and will have no effect on the tax treatment of their respective dividends. In addition, these steps will be non-dilutive to BAM Ltd. shareholders. A special meeting of the Manager's shareholders to consider and vote on the steps outlined above is expected on December 20, 2024.
On November 1, 2024, the Board of the Manager declared a quarterly dividend of $0.38 per share, payable on December 31, 2024 to shareholders of record as at the close of business on November 29, 2024.

BROOKFIELD ASSET MANAGEMENT ULC
CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (UNAUDITED)
AS AT SEPTEMBER 30, 2024 AND DECEMBER 31, 2023 AND FOR THE PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

BROOKFIELD ASSET MANAGEMENT ULC
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS AT SEPTEMBER 30, AND DECEMBER 31, (MILLIONS, EXCEPT SHARE AMOUNTS)	2024	2023
Assets
Cash and cash equivalents	$903	$2,667
Accounts receivable and other	614	588
Due from affiliates	2,378	2,504
Investments	9,105	7,522
Investments held for sale	249	—
Deferred income tax assets	653	643
Other assets	352	366
Total assets	$14,254	$14,290

Liabilities
Accounts payable and other	$1,667	$1,799
Due to affiliates	1,386	986
Deferred income tax liabilities	45	40
Total liabilities	3,098	2,825

Preferred shares redeemable non-controlling interest	2,155	2,166

Equity
Common shares:
Common shares (unlimited authorized and 1,635,414,208 issued and 1,630,510,908 outstanding)	9,017	9,014
Common shares held in treasury (4,903,300 shares)	(91)	—
Retained deficit	(553)	(178)
Accumulated other comprehensive income	182	168
Additional paid-in capital	153	122
Total common equity	8,708	9,126
Non-controlling interest	293	173
Total equity	9,001	9,299
Total liabilities, redeemable non-controlling interest and equity	$14,254	$14,290

BROOKFIELD ASSET MANAGEMENT ULC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Revenues
Base management and advisory fees	$873	$778	$2,480	$2,339
Investment income
Carried interest allocations
Realized	—	—	11	32
Unrealized	55	89	(24)	230
Total investment income	55	89	(13)	262
Interest and dividend revenue	34	44	117	127
Other revenues (expenses)	155	(18)	333	204
Total revenues	1,117	893	2,917	2,932
Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(326)	(208)	(878)	(765)
Other operating expenses	(84)	(81)	(238)	(229)
General, administrative and other	(20)	(18)	(42)	(37)
Total compensation, operating, and general and administrative expenses	(430)	(307)	(1,158)	(1,031)
Carried interest allocation compensation
Realized	(3)	—	(50)	(14)
Unrealized	(35)	(3)	(32)	(74)
Total carried interest allocation compensation	(38)	(3)	(82)	(88)
Interest expense	(8)	(3)	(17)	(10)
Total expenses	(476)	(313)	(1,257)	(1,129)
Other (expenses) income, net	(69)	(40)	(117)	10
Share of income from equity method investments	61	22	194	94
Income before taxes	633	562	1,737	1,907
Income tax expense	(96)	(52)	(309)	(301)
Net income	537	510	1,428	1,606
Net (income) loss attributable to:
Preferred shares redeemable non-controlling interest	60	(11)	161	(82)
Non-controlling interest	(53)	(5)	(109)	(59)
Net income attributable to the common stockholders	$544	$494	$1,480	$1,465

BROOKFIELD ASSET MANAGEMENT ULC
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Net income	$537	$510	$1,428	$1,606
Currency translation	17	(14)	14	(1)
Comprehensive income	554	496	1,442	1,605
Comprehensive loss (income) loss attributable to:
Preferred share redeemable non-controlling interest	60	(11)	161	(82)
Non-controlling interest	(53)	(5)	(109)	(59)
Comprehensive income attributable to common stockholders	$561	$480	$1,494	$1,464

BROOKFIELD ASSET MANAGEMENT ULC
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

AS AT (MILLIONS, EXCEPT SHARE AMOUNTS)
	Common Shares of Brookfield Asset Management ULC	Common shares	Common shares held in treasury	Additional paid-in capital	Retained deficit	Accumulated other comprehensive income	Total common equity	Non-controlling interest	Total equity
Balance at June 30, 2024	1,630,618,984	$9,016	$(90)	$123	$(481)	$165	$8,733	$244	$8,977
Net income	—	—	—	—	544	—	544	53	597
Other comprehensive income	—	—	—	—	—	17	17	—	17
Share subscriptions	16,924	1	—	—	—	—	1	—	1
Acquisition of treasury shares	(125,000)	—	(1)	—	—	—	(1)	—	(1)
Contributions	—	—	—	30	4	—	34	(4)	30
Distributions	—	—	—	—	(620)	—	(620)	—	(620)
Balance at September 30, 2024	1,630,510,908	$9,017	$(91)	$153	$(553)	$182	$8,708	$293	$9,001

AS AT (MILLIONS, EXCEPT SHARE AMOUNTS)
	Common Shares of Brookfield Asset Management ULC	Common shares	Common shares held in treasury	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income	Total common equity	Non-controlling interest	Total equity
Balance at June 30, 2023	1,635,327,858	$9,013	$—	$65	$3	$166	$9,247	$191	$9,438
Net income	—	—	—	—	494	—	494	5	499
Other comprehensive income	—	—	—	—	—	(14)	(14)	—	(14)
Contributions	—	—	—	10	—	—	10	—	10
Distributions	—	—	—	—	(524)	—	(524)	—	(524)
Balance at September 30, 2023	1,635,327,858	$9,013	$—	$75	$(27)	$152	$9,213	$196	$9,409

BROOKFIELD ASSET MANAGEMENT ULC
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

AS AT (MILLIONS, EXCEPT SHARE AMOUNTS)
	Common Shares of Brookfield Asset Management ULC	Common shares	Common shares held in treasury	Additional paid-in capital	Retained deficit	Accumulated other comprehensive income	Total common equity	Non-controlling interest	Total equity
Balance at December 31, 2023	1,635,349,629	$9,014	$—	$122	$(178)	$168	$9,126	$173	$9,299
Net income	—	—	—	—	1,480	—	1,480	109	1,589
Other comprehensive income	—	—	—	—	—	14	14	—	14
Share subscriptions	64,579	3	—	—	—	—	3	—	3
Acquisition of treasury shares	(4,903,300)	—	(91)	—	—	—	(91)	—	(91)
Contributions	—	—	—	31	4	—	35	15	50
Distributions	—	—	—	—	(1,859)	—	(1,859)	(4)	(1,863)
Balance at September 30, 2024	1,630,510,908	$9,017	$(91)	$153	$(553)	$182	$8,708	$293	$9,001

AS AT (MILLIONS, EXCEPT SHARE AMOUNTS)
	Common Shares of Brookfield Asset Management ULC	Common shares	Common shares held in treasury	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income	Total common equity	Non-controlling interest	Total equity
Balance at December 31, 2022	1,635,327,858	$9,271	$—	$—	$84	$153	$9,508	$98	$9,606
Net income	—	—	—	—	1,465	—	1,465	59	1,524
Other comprehensive income	—	—	—	—	—	(1)	(1)	—	(1)
Contributions	—	—	—	75	—	—	75	10	85
Distributions	—	(229)	—	—	(1,576)	—	(1,805)	—	(1,805)
Transfer of interest	—	(29)	—	—	—	—	(29)	29	—
Balance at September 30, 2023	1,635,327,858	$9,013	$—	$75	$(27)	$152	$9,213	$196	$9,409

BROOKFIELD ASSET MANAGEMENT ULC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Operating activities
Net income	$537	$510	$1,428	$1,606
Other expenses (income), net	93	58	117	(130)
Share of income from equity method investments, net of cash dividends	(15)	26	(31)	40
Depreciation and amortization	4	3	11	10
Deferred income taxes	5	(40)	96	39
Stock-based equity awards	42	9	81	23
Unrealized carried interest allocation, net	(20)	(86)	56	(156)
Other working capital and non-cash operating items	(79)	119	(282)	(338)
	567	599	1,476	1,094
Investing activities
Acquisitions
Investments	(1,335)	(2)	(1,850)	(246)
Investments held for sale	(249)	—	(249)	—
Other assets	(2)	(3)	(5)	(13)
Dispositions and distributions received
Investments	267	41	277	50
(Advances to) repayments from related parties	(4)	—	46	—
	(1,323)	36	(1,781)	(209)
Financing activities
Distributions to common stockholders	(620)	(524)	(1,859)	(1,576)
Issuance (repayment) of related party loans	351	(65)	356	5
Distributions to non-controlling and redeemable non-controlling interests	(8)	(20)	(50)	(20)
Contributions from parent	—	1	56	2
Issuance of tracking option	—	—	37	41
Preferred equity issuances	—	—	—	63
	(277)	(608)	(1,460)	(1,485)
Cash and cash equivalents
Change in cash and cash equivalents	(1,033)	27	(1,765)	(600)
Effect of exchange rate changes on cash and cash equivalents	5	—	1	—
Balance, beginning of period	1,931	2,918	2,667	3,545
Balance, end of period	$903	$2,945	$903	$2,945

BROOKFIELD ASSET MANAGEMENT ULC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Supplemental cash flow disclosures
Other working capital and non-cash operating items
Accounts receivable and other	$(76)	$(41)	$(65)	$(132)
Accounts payable and other	161	83	(89)	(74)
Due from affiliates	(208)	105	(64)	221
Due to affiliates	42	(31)	(90)	(146)
Other non-cash operating items	2	3	26	22
	$(79)	$119	$(282)	$(109)

Income taxes paid	$69	$27	$260	$167
Interest paid	4	2	13	7
Financing activities
Non-cash distribution	—	—	—	229

BROOKFIELD ASSET MANAGEMENT ULC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1.    ORGANIZATION
The Company was formed on July 4, 2022 as an unlimited liability company under, and governed by, the laws of British Columbia. The registered office of the company is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia V6E 4N7.
On May 12, 2022, Brookfield Corporation (the “Corporation”) announced that it would separately list and distribute to its shareholders a 25% interest in its asset management business. The transaction was completed on December 9, 2022 by way of an arrangement agreement (the “Arrangement”), which resulted in the transfer of the Corporation's historical asset management business into the newly incorporated Brookfield Asset Management ULC ("our asset management business"). On completion of the Arrangement, the Corporation transferred a 25% interest in Brookfield Asset Management ULC to Brookfield Asset Management Ltd. (the “Manager”).
References in these financial statements to “us,” “we,” “our” or “the Company” refer to our asset management business and its direct and indirect subsidiaries and consolidated entities. Brookfield Asset Management ULC's asset management business focuses on renewable power and transition, infrastructure, real estate, private equity, and credit, operating in various markets globally.
The Company entered into several agreements and arrangements resulting from the Arrangement, among which include:
•The Asset Management Services Agreement (the "AMSA") under which the Manager provides the services of its employees and its Chief Executive Officer to the Company who in turn pays the Manager for the services of these individuals on a cost recovery basis. Most of the Manager's employees/executives spend their time discharging their duties as officers and employees of the Manager and towards responsibilities related to the Company which include investment, corporate and other services. In addition, at the request of the Company, the Manager may provide options and long term incentive awards to its employees, which will be reimbursed under this agreement. See discussion of the accounting for this agreement in the Other Revenues accounting policy in Note 2;
•The Transitional Services Agreement (the "TSA") pursuant to which the Company provides the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities. The transitional services are provided, at cost, for a period of three years from December 9, 2022, unless extended by mutual agreement. The Company also provides to the Corporation, as required from time to time and on a cost recovery basis, services of its investment personnel to assist in acquisitions or other transactions undertaken by the Corporation. See discussion of the accounting for this agreement in the Related Parties accounting policy in Note 2; and
•The Relationship Agreement under which (i) carried interest generated by our asset management business is allocated to the Corporation at 100% with respect to mature funds and at 33.3% with respect to current funds, new funds and open-ended funds, through the Company’s non-controlling interest and redeemable preferred shares non-controlling interest held by the Corporation, and (ii) certain employee share-based and performance-based compensation costs are recovered from the Corporation. See discussion of the accounting for this agreement in the Other Revenues accounting policy in Note 2.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited Condensed Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. The Condensed Consolidated Financial Statements, including these notes, are unaudited and exclude some of the disclosures required in annual financial statements. Management believes it has made all necessary adjustments (consisting of only normal recurring items) so that the Condensed Consolidated Financial Statements are presented fairly and that estimates made in preparing its Condensed Consolidated Financial Statements are reasonable. The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year.
These Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements included in the Manager's annual report for the year ended December 31, 2023.

Certain of the comparative figures have been reclassified to conform to the Condensed Consolidated Financial Statement presentation adopted in the current year.
Use of Estimates
The preparation of the Condensed Consolidated Financial Statements in accordance with U.S. GAAP requires management to make estimates that affect the amounts reported in the Condensed Consolidated Financial Statements and accompanying notes. Management believes that estimates utilized in the preparation of the Condensed Consolidated Financial Statements are reasonable. Such estimates include those used in the valuation of investments and financial instruments, the measurement of deferred tax balances (including valuation allowances), accrued carried interest, incentive distributions and the accounting for share-based and performance-based compensation. Actual results may differ from those estimates and such differences may be material.
Consolidation
The Company consolidates all entities that it controls through a majority voting interest and all variable interest entities (“VIE”) for which it is the primary beneficiary. An enterprise is determined to be the primary beneficiary if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a variable interest entity and reconsiders that conclusion upon certain events. In determining whether the Company is the primary beneficiary, the Company evaluates its control rights as well as economic interests in the entity held either directly or indirectly by the Company. Assets of a consolidated VIE can only be used to settle obligations of the consolidated VIE and creditors and other beneficial interest holders do not have recourse to the Company with respect to liabilities of its consolidated VIEs. The Company’s other disclosures regarding VIEs are discussed in Note 4.
All intercompany balances and transactions have been eliminated on consolidation.
Redeemable Preferred Shares Non-Controlling Interest
Upon completion of the Arrangement, the Company issued various special tracking preferred shares of subsidiaries of the Company (“Tracking Shares”) which provides the Corporation with a redemption right, upon a liquidation or redemption event, to receive a preferred amount equal to the fair value of carried interest entitlement from certain tracked assets, net of any compensation related costs. These returns are realized through the payment of cumulative dividends, as and when declared by the board of directors of the relevant Brookfield Asset Management ULC subsidiaries. These tracking shares are entitled to vote, together with the common shares owned indirectly by the Company, in respect of those subsidiaries. The tracking shares are presented as preferred share redeemable non-controlling interest within the Condensed Consolidated Balance Sheets, outside of permanent equity.
The first series of Tracking Shares issued by Brookfield U.S. Holdings Inc. ("BUSHI"), a subsidiary of the Company, provides the Corporation with economic interest equal to effectively 100% of the carried interest earned in mature funds. This series of Tracking Shares has a redemption clause whereby the issuer, whose board is controlled by the Corporation, may elect to redeem the tracking shares upon the tenth anniversary of issuance. While this series of tracking shares are not currently redeemable, the Company considers that it is probable that the instrument will become redeemable as the redemption requirement is only through passage of time. As such, the relevant redeemable non-controlling interest recognized outside of permanent equity requires remeasurement at each reporting period.
The second series of Tracking Shares issued by Brookfield Manager Holdings Ltd. ("BMHL") provides the Corporation with the economic interest equal to effectively a 33.3% share of similar distributions on open-ended funds. This series of Tracking Shares can only be redeemed upon exceptional circumstances that cause a materially adverse impact to the subsidiary. As the instrument is not currently redeemable and the Company considers such a triggering event to be remote and outside of the control of the entity, the relevant redeemable non-controlling interest recognized outside of permanent equity does not require remeasurement at each reporting period.
In addition to the Tracking Shares, BUSHI also has class B senior preferred shares and class B preferred shares outstanding as at September 30, 2024, all of which are held by the Corporation. The class B senior preferred shares entitle the holder to cumulative preferential cash dividends at $1.36375 per share per annum and are ranked senior to the BUSHI Tracking Shares, class B preferred shares and common shares. The class B senior preferred shares are redeemable by the issuer, whose board is controlled by the Corporation, upon the tenth anniversary of issuance at a redemption amount of $25 per share plus accrued and unpaid dividends. The class B preferred shares of BUSHI are redeemable at the option of both the holder and the issuer at a redemption amount of $25 per share plus declared and unpaid dividends, and title the holder to non-cumulative preferential cash dividends at 6.7% per annum on the redemption amount. These preferred shares are non-voting and rank junior to the class B senior preferred shares and the BUSHI Tracking Shares and senior to common shares of the entity. Due to the currently exercisable holder redemption option, these shares are presented as a part of preferred share redeemable non-controlling interest within the Company’s Condensed Consolidated Balance Sheet, outside of permanent equity and measured at their redemption amount plus any dividends declared and unpaid at each reporting date.
Additionally, the Company, as part of various equity based compensation arrangements, has issued class A preferred shares to the Corporation and the Manager. The shares rank junior to the Class B Senior Preferred, Class B senior preferred and Tracking Shares and are redeemable at the option of the holder and the issuer at a redemption amount of $25 per share plus accrued and unpaid dividends and these preferred shares are non-voting. Due to the currently exercisable holder redemption option, these shares are presented as a part of preferred share redeemable non-controlling interest within the Company’s Condensed Consolidated Balance Sheet, outside of permanent equity and measured at their redemption amount plus any dividends declared and unpaid at each reporting date.
The Company recognizes any change of the carrying amount of its preferred shares redeemable non-controlling interest in net (income) loss attributable to preferred share redeemable non-controlling interest in its Condensed Consolidated Statement of Operations.
Non-Controlling Interest
Upon completion of the Arrangement, the Company issued various classes of equity interests of the Company’s subsidiaries to the Corporation which have rights to priority distributions. Net income (loss) and other comprehensive income, if applicable, generated by the respective subsidiaries is allocated to non-controlling interest in consolidated entities based on the substantive contractual terms of the subsidiaries’ governing agreements that specify the allocation of income or loss.
Revenue Recognition
Revenue is measured based on the amount the Company expects to be entitled to under the contract with the customer and excludes amounts collected on behalf of third parties. A performance obligation is a promise in a contract to transfer a distinct good or service (or a bundle of goods and services) to the customer and is the unit of account in ASC 606. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue, as, or when, the performance obligation is satisfied. The Company recognizes revenue when it transfers control of a product or service to a customer.
Revenues primarily consist of management and advisory fees, incentive fees (including incentive distributions and performance fees), investment income, interest and dividend revenue and other revenue.
Management and advisory fees — Management and advisory fees are comprised of base management fees and transaction, advisory and other fees and are accounted for as contracts with customers.
The Company earns base management fees from its customers at a fixed percentage of a calculation base which is typically committed capital or invested capital or net asset value. The Company identifies its customers on a fund-by-fund basis in accordance with the terms and circumstances of the individual fund. Generally, the customer is identified as the investor in its managed funds and investment vehicles, but for certain widely held funds or vehicles, the fund or vehicle itself may be identified as the customer. These customer contracts require the Company to provide investment management services over a period of time, which represents a performance obligation that the Company satisfies over time. Management fees are a form of variable consideration because the fees that the Company is entitled to vary based on fluctuations in the basis for the management fee. The amount recorded as revenue is generally determined at the end of the period because these management fees are payable on a regular basis (typically quarterly) and are not subject to claw back once paid.
Transaction, advisory and other fees are principally fees charged to the investors of funds indirectly through the managed funds and portfolio companies. These fees are based on a fixed percentage of enterprise value or equity value of pooled capital raised and are earned which generally coincides with when the capital is called. These fees are not tied to performance or ongoing investment management services, are not subject to claw back and are recorded in the period in which the related transaction closes.

Accrued but unpaid management and advisory fees, net of management fee reductions and management fee offsets, as of the reporting date are included in Accounts receivable and other or Due from affiliates in the Condensed Consolidated Balance Sheets.
Incentive distributions — Incentive distributions are incentive payments to reward the Company for meeting or exceeding certain performance thresholds of managed entities. They are comprised of incentive distributions and performance fees.
Incentive distributions paid to us by our permanent capital vehicles are determined by contractual arrangements and represent a portion of distributions paid by the permanent capital vehicles above a predetermined hurdle. They are accrued as revenue on the respective affiliates’ distribution record dates only if the predetermined hurdle has been achieved. They are not subject to claw back.
Incentive distributions will not be recognized until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, or (b) the uncertainty associated with the variable consideration is subsequently resolved.
Performance fees — Performance fees are generated when the unit price performance of Brookfield Business Partners L.P. ("BBU") exceeds a prescribed high-water mark. In addition performance fees are earned on certain liquid strategy portfolios. BBU performance fees are based on the quarterly volume-weighted average increase in BBU unit price over the previous threshold and are accrued on a quarterly basis, whereas performance fees within liquid strategy funds are typically determined on an annual basis. These fees are not subject to claw back.
Accrued but unpaid incentive distributions and performance fees are recorded within Due from affiliates in the Condensed Consolidated Balance Sheets as of the reporting date.
Investment income (loss) — Investment income (loss) represents the unrealized and realized gains and losses on carried interest and movements in the fair value of the principal investments.
Carried interest is a performance fee arrangement in which the Company receives a percentage of investment returns, generated within a private fund on carry eligible capital, based on a contractual formula. We are eligible to earn carried interest from a fund once returns exceed the fund’s contractually defined performance hurdles at which point, we earn an accelerated percentage of the additional fund profit until we have earned the percentage of total fund profit, net of fees and expenses, to which we are entitled. At the end of each reporting period, the Company calculates the balance of accrued carried interest that would be due to the company for each fund, pursuant to the fund agreements, as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of underlying investments varies between reporting periods, it is necessary to make adjustments to amounts recorded as accrued carried interest to reflect either (a) positive performance resulting in an increase in the accrued carried interest to the general partner or (b) negative performance that would cause the amount due to the Company to be less than the amount previously recognized as revenue, resulting in a negative adjustment to the accrued carried interest to the general partner. These adjustments are recorded in the Condensed Consolidated Statements of Operations as unrealized carried interest allocations in Investment income. In each scenario, it is necessary to calculate the accrued carried interest on cumulative results compared to the accrued carried interest recorded to date and make the required positive or negative adjustments. The Company ceases to record negative carried interest once previously accrued carried interest for such funds have been fully reversed. The Company is not obligated to pay guaranteed returns or hurdles, and therefore, cannot have negative carried interest over the life of a fund. Accrued carried interest as of the reporting date is reflected in Investments on the Condensed Consolidated Balance Sheets.
Carried interest is realized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of the preferred return or, in limited instances, after certain thresholds for return of capital are met. Carried interest is subject to claw back to the extent that the carried interest received to date exceeds the amount due to the Company based on cumulative results. The accrual for potential repayment of previously received carried interest would represent amounts previously paid to the Company that would need to be repaid if these funds accruing carry were to be liquidated based on the fair value of their underlying investments. This amount is estimated to be $nil for all periods presented and as a result no clawback provision has been recognized in these Condensed Consolidated Financial Statements.
Fair value gains (losses) on principal investments include the unrealized and realized gains and losses on the Company’s principal investments, including its investments in the funds that are not consolidated and receive pro-rata allocations and other principal investments. Income (loss) on principal investments is realized when the Company redeems all or a portion of its investment or when the Company receives cash income, such as dividends or distributions. Unrealized income (loss) on principal investments results from changes in the fair value of the underlying investment as well as the reversal of unrealized gain (loss) at the time an investment is realized.

Interest and dividend revenue — Interest and dividend revenue comprise primarily of interest and dividend income earned on principal investments not accounted for under the equity method held by the Company.
Other Revenues
Other Revenues arises from the AMSA between the Manager and the Company and the Relationship Agreement between the Manager, the Company, and the Corporation.
Under the AMSA, the Manager provides the services of its employees on a cost recovery basis. Expenses incurred under the AMSA relating to these services is recognized as Other Revenues in the Condensed Consolidated Statement of Operations on a gross basis as and when the services are performed by the Manager.
Under the Relationship Agreement, certain employee share-based and performance-based compensation costs are recovered from the Corporation. Income generated under the Relationship Agreement relating to these instruments is recognized as Other Revenues in the Condensed Consolidated Statement of Operations on a gross basis as the instruments vest.
Certain liability classified share-based awards covered by the AMSA and Relationship Agreement are required to be revalued at each balance sheet date. As a result, where the revaluation results in an increase in the share-based award liability, the Corporation and the Company will reimburse the Manager while conversely, where the revaluation results in a decrease in the share-based award liability, the Manager will be responsible for reimbursing the difference to the Corporation or the Company.
Fair Value of Financial Instruments
U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.
Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:
•Level I — Quoted prices are available in active markets for identical financial instruments as of the reporting date. The types of financial instruments in Level I include listed equities and mutual funds with quoted prices. The Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.
•Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.
•Level III — Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.
Level II Valuation Techniques
Financial instruments classified within Level II of the fair value hierarchy are comprised of certain equity securities.
The valuation techniques used to value financial instruments classified within Level II of the fair value hierarchy are as follows:
•Equity Securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. In determining the value of a particular investment, the Company may use certain information with respect to quotations from dealers, pricing matrices and market transactions in comparable investments and various relationships between investments. The valuation of certain equity securities is based on an observable price for an identical security adjusted for the effect of a restriction that is embodied in the security.

Level III Valuation Techniques
In the absence of observable market prices, the Company values its investments using valuation methodologies applied on a consistent basis. For some investments where little market activity may exist; management’s determination of fair value is then based on the best information available in the circumstances and may incorporate management’s own assumptions and involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks.
Real estate investments — The Company uses both the discounted cash flow method or the direct capitalization method to value the real estate investments held in consolidated funds. Valuations may be derived by referencing observable valuation measures for comparable assets and recent market transactions, adjusted for asset specific factors. Where a discounted cash flow method is used, a terminal value is derived by referencing to a stabilized exit EBITDA and a capitalization rate.
Credit investments — The Company uses the discounted cash flow method to value credit investments that are not publicly traded or whose market prices are not readily available. The discounted cash flow method projects the expected cash flows of the debt instrument based on contractual terms and discounts such cash flows back to the valuation date using a market-based yield. The market-based yield is estimated using yields of similar publicly traded debt instruments, subject to a liquidity discount.
Derivatives
Derivative financial instruments under ASC 815, Derivative and Hedging are recognized on the Condensed Consolidated Balance Sheet at fair value with changes in fair value recognized in earnings.
Purchased or written options on equity interests of several of our equity method investments that do not meet the definition of a derivative are recognized on the Condensed Consolidated Balance Sheet on a gross basis as other assets or other liabilities within Accounts Receivable and Other or Accounts Payable and Other, respectively. These financial instruments are measured at fair value with changes in fair value recognized in Other (expenses) income, net.
Investments
Investments include the Company’s ownership interests (typically general partner interests) in nonconsolidated funds which are accounted for as equity method investments.
Investments in which the Company is deemed to exert significant influence, but not control, are accounted for using the equity method of accounting. The Company has significant influence over certain Brookfield funds in which it invests but does not consolidate which are accounted for under the equity method.
When the Company acquires an additional interest in an existing equity method investment, resulting in a step-up in basis, the difference between the purchase price and the Company's proportionate share of the book value of the investee’s net assets is identified and allocated to the fair value of the identifiable assets and liabilities of the investee at the acquisition date. The excess of the purchase price over the book value of the net assets acquired is allocated to intangible assets and goodwill. The basis difference is generally amortized over the remaining useful lives of the intangible assets, while any amount allocated to goodwill is not amortized but is tested for impairment annually. The amortization of the basis difference affects the Company’s share of the investee’s net income or loss and is included in the "Share of Income from Equity Method Investments" line item in the Condensed Consolidated Statement of Operations. The amortization periods for the intangible assets to which the basis difference is allocated are consistent with the estimated useful lives of those assets. For interim reporting purposes, the effects of the basis difference amortization are recognized proportionately over the interim periods within the fiscal year. The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.
In cases where the Company’s equity method investments provide for a disproportionate allocation of the profits and losses, the Company’s share of earnings (losses) from equity method investments is determined using a balance sheet approach referred to as the hypothetical liquidation at book value (“HLBV”) method. Under the HLBV method, at the end of each reporting period the Company calculates the accrued carried interest that would be due to the Company pursuant to fund agreements as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of the underlying investments varies between reporting periods, it is necessary to make adjustments to the amounts recorded as carried interest to reflect either a positive performance resulting in an increase in the carried interest allocated to the general partner or a negative performance that would cause the amount due to the Company to be less than the amount previously recognized, resulting in a negative adjustment to carried interest allocated to the general partner. In each case, such accrued carried interest will be recognized in the Condensed Consolidated Statements of Operations.

Refer to Note 3 for details in relation to equity method investments.
Cash and Cash Equivalents
Cash and cash equivalents represents cash on hand, cash held in banks, money market funds and liquid investments with original maturities of three months or less. Interest income from cash and cash equivalents is recorded in Interest and dividend revenue in the Condensed Consolidated Statements of Operations.
Other Assets
We aggregate balances for presentation in the Condensed Consolidated Financial Statements based on the nature and function of the accounts. Specifically, we combine similar assets, to provide a clearer representation of financial position and performance during the reporting period. For the purposes of the interim financial statements, Intangibles and Goodwill as well as Property Plant and Equipment have been presented as Other Assets.
Compensation, benefits and fund operating expenses — Compensation and carried interest compensation
Compensation — Compensation consists of (a) salary and bonus, and benefits paid and payable to employees, and (b) share-based compensation associated with the grants of share-based awards to employees. Compensation costs relating to the issuance of share-based awards to senior management and employees is accounted for in accordance with ASC 718, Compensation — Stock Compensation. These awards are measured at fair value at the grant date and expensed over the vesting period, except in the case of share-based awards that do not require future service, which are expensed immediately. Cash settled share-based awards and awards settled in a variable number of shares for a fixed monetary amount are classified as liabilities and are remeasured at the end of each reporting period. The Company accounts for forfeitures as they occur.
Prior to the completion of the Arrangement, share-based compensation expense was allocated to the Company based on the awards and terms previously granted to its employees under the Corporation's share-based compensation plans. The value of these long term incentive plans changed as a result of the spin-off of the asset management business. In order to make award participants whole following the Arrangement, the Corporation and the Manager modified the strike price of the historical awards and issued additional Manager awards such that participants would receive the same economic outcome immediately before and after the spin-off. As part of the execution of the Arrangement, certain employees are now employed by the Company and any unvested amounts cease to be recognized by the non-employing entity. The Company assessed the fair value of the modified instruments immediately before and after the spin-off date to determine if there was any change in value and will account for the impact of the modification and recognizes any relevant incremental fair value generated at the time of the spin-off prospectively.
In addition, the Manager may issue options and other long-term incentive awards to employees of the Company, and the Company may reimburse the Manager for the costs associated with these awards. Compensation costs associated with these instruments are recorded on a gross basis in the Statements of Operations as the instruments vest.
Refer to Note 8 for further details of the Company's share-based compensation.
Carried Interest Compensation — Unrealized and realized carried interest is performance-based compensation associated with realized or unrealized carried interest based on performance of investments on a fund-by-fund basis. Such compensation expense is subject to both positive and negative adjustments.
Other (expenses) income, net
Other (expenses) income, net in the Condensed Consolidated Statement of Operations includes net unrealized gains (losses) resulting from changes in the fair value of the company’s investments in common shares, financial instruments associated with derivative instruments to acquire additional interests in various investments, and investments in its sponsored funds.
Income taxes
The Company is an unlimited liability company organized under the provincial laws of British Columbia and is subject to Canadian federal and provincial income taxes.
Prior to the Arrangement, the Company's domestic and foreign operating results were included in the income tax returns of the Corporation. The Company accounted for income taxes under the separate return method. Under the approach, the Company determined its deferred tax assets and liabilities and related tax expenses as if it were filing separate tax returns.
The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Income taxes as presented attribute deferred income taxes of the Company's standalone

Condensed Consolidated Financial Statements in a manner that is systematic, rational, and consistent with the asset and liability method.
The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when such changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.
The Company analyzes its tax filing positions in all jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. Tax benefits associated with actual or expected income tax positions are recognized when the “more likely than not” recognition threshold is met. The tax benefits are measured at the largest amount of benefit that is greater than 50% likely to be realized upon settlement with the related tax authority.
The Company recognizes accrued interest and penalties related to uncertain tax positions within the provision for income taxes in the Condensed Consolidated Statements of Operations.
Related parties
In the normal course of operations, the Company enters into various transactions on market terms with related parties, including amounts in Due from/to affiliates. The Company and its subsidiaries may also transact with entities that share a common parent. Amounts owed to and by associates and joint ventures are not eliminated on consolidation.
The Company has certain loans and receivables within Due from Affiliates which are long-term in nature. These receivables are initially recognized at fair value and subsequently measured at their amortized cost bases with interest recognized using the interest method.
In the normal course of business, the Manager issues its share-based compensation awards to the Company’s employees. The Company accounts for such transactions in accordance with ASC 323 Equity Method Investments and Joint Ventures, and recognizes the entire cost of the awards, as they vest, as compensation expense and a corresponding increase in additional paid-in capital. As the Company reimburses the Manager for the cost of these awards, the reimbursement is recognized as a decrease in additional paid-in capital. As such, this arrangement with the Manager has a net impact on the Company’s Condensed Consolidated Financial Statements as if the Company had paid for the employee compensation in cash. To the extent that the Company reimburses the Manager before the associated awards vest, the Company recognizes the prepayment in Due from Affiliates.
See Note 10 for further detail on related party transactions.
Dividends
Dividends are reflected in the Condensed Consolidated Financial Statements when declared.
3.    INVESTMENTS

AS AT SEPTEMBER 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Common and preferred shares (a)	$446	$77
Investments in affiliates (b)	1,169	1,197
Accrued carried interest - mature funds (c)	1,035	1,394
Accrued carried interest - new funds (c)	574	305
Equity method investments (d)
Equity interest in Oaktree	4,545	4,191
Equity interest in Castlelake	528	—
Equity interest in other affiliates	808	358
	$9,105	$7,522
Where appropriate, the accounting for the Company’s investments incorporates the changes in fair value of those investments.
a.As at September 30, 2024, common and preferred shares were $446 million (2023 - $77 million). Common shares primarily represents investments of $64 million in Brookfield Renewable Energy L.P. (2023 - $64 million) and $25 million in Brookfield Infrastructure Income Fund Inc. Common share investments are carried at fair value with changes in fair value recorded in the Condensed Consolidated Statements of Operations. Preferred shares represents an investment made by the Company during the three months ended September 30, 2024 of $347 million in preferred units of GEMS Education. This investment is measured at fair value with changes in fair value recognized in net income and is remeasured at each reporting period.
b.As at September 30, 2024, Investments in affiliates are primarily comprised of an interest in BSREP III of $1.1 billion (2023 – $1.1 billion) which is accounted for as an equity investment measured at its net asset value ("NAV") in accordance with ASC 321, Investments - Equity Securities.
c.Accrued carried interest represents the disproportionate allocation of capital from our private funds to the extent that such interest is provided for in the relevant fund agreements. Accrued carried interest is accounted for using the equity method of accounting based on the Company’s entitlement to the funds’ net assets as if all investments were liquidated at fair value and all liabilities were satisfied, net of the cumulative amounts that have already been realized. As stipulated in the Relationship Agreement, accrued carried interest in mature funds, as defined therein, is all attributed to the Corporation and accrued carried interest in new funds, including current funds and open-ended funds, as defined therein, is attributed to the Corporation at 33.3%. Such attribution is achieved via Tracking Shares and non-controlling interests in certain subsidiaries that are entitled to such carried interest.

The change in the Company’s accrued carried interest for mature funds for the three and nine months ended September 30, 2024 and 2023 is as follows:

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Balance, beginning of period	$1,135	$1,145	$1,394	$1,147
Changes in fund fair values	(100)	44	(348)	74
Realized carried interest	—	—	(11)	(32)
Balance, end of period	$1,035	$1,189	$1,035	$1,189

The change in the Company’s accrued carried interest for new funds during the periods ended September 30, 2024 and 2023 is as follows:

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024		2023
Balance, beginning of period	$419	$289	$305	$108	$124
Changes in fund fair values	155	38	269	66	203
Balance, end of period	$574	$327	$574	$174	$327
d.The Company has significant influence, but not control, over the operating and financial policies of its equity method investees by virtue of having the ability to appoint members of these investee’s governing bodies. The Company’s equity method investments include:
i.An approximate 73% economic interest in Oaktree of $4.5 billion (2023 - $4.2 billion);
ii.An economic interest in Castlelake of $528 million;
iii.A 49.9% economic interest in LCM Partner Group of $197 million (2023 - $189 million) transferred into the Company as part of the Arrangement;
iv.A 35% economic interest in Primary Wave of $142 million (2023 - $110 million);
v.An approximate 11% economic interest in Pretium of $351 million for which the Asset Management Company has elected the fair value option under ASC 825 upon initial recognition with changes in fair value recognized in net income. For the three months ended September 30, 2024, no change in fair value has been recognized;
vi.A number of general partner interests in our private funds; and other various equity method investments.

Oaktree
During the nine months ended September 30, 2024, the Company increased its investment in Oaktree resulting in a step-up in the basis of the investment. The step-up occurred due to the Company’s purchase of additional equity interest, which increased the Company’s ownership percentage from approximately 68% to approximately 73%. The Company accounted for the step-up in basis by allocating the excess of the purchase price over the proportionate share of the book value of the net assets acquired. The excess basis was allocated to the identifiable assets and liabilities. The amortization of the basis difference will be recognized over their respective useful lives. The allocation to goodwill will not be amortized.
Castlelake
During the three months ended September 30, 2024, the Company acquired an interest in Castlelake for $489 million. The interest acquired entitles the Company to a 51% stake in Castlelake’s fee-related earnings, a 7.5% stake in Castlelake's carried interest, 20% of returns from GP commitments, and 51% of GP commitments for in-market and future Castlelake funds. As part of the purchase agreement contingent consideration exists based on Castlelake's fee-related earnings from 2024 to 2026. The Company has estimated the value of this contingent consideration which is included as part of the initial investment. Additionally, certain put and call options were entered into as part of the arrangement and the underlying value has been included within the value of the equity method investment.
SVB Capital
During the three months ended September 30, 2024, the Company, along with our partner, Sequoia Heritage, completed the acquisition of SVB Capital for $18 million, of which the Company's interest is 50%. As part of the transaction, the Company wholly acquired Redwood Evergreen Fund LP for $249 million. The Company's interest in SVB Capital has been accounted for as an equity method investment and the investment in the fund has been classified as an investment held for sale as management intends to sell the fund in the next year.
The Company recognized in Share of Income from Equity Method Investments in its Condensed Consolidated Statement of Operations its share of earnings (losses) from all of its equity method investments of $61 million (2023 - $22 million) and $194 million (2023 - $94 million) for the three and nine months ended September 30, 2024, respectively.
The summarized financial information of all of the Company’s equity method investments for the three and nine months ended September 30, 2024 and 2023, is as follows:

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Revenues	$1,827	$663	$3,515	$2,430
Expenses	(930)	(1,077)	(2,684)	(2,732)
Net income (loss)	897	(414)	831	(302)
Net income attributable to non-controlling interest	14	5	26	5

4.    VARIABLE INTEREST ENTITIES
The Company consolidates certain VIEs for which it is the primary beneficiary either directly or indirectly, through another consolidated entity. VIEs include certain credit focused entities within the Oaktree platform, whereby the purpose of such VIEs is to provide a vehicle that allocates our share of its performance-based fees between the Company and the Corporation. The fundamental risks of these consolidated VIEs, mainly include loss of invested capital and performance-based fees. The Company does not provide performance guarantees and has no other financial obligation to provide funding to consolidated VIEs. The assets of consolidated VIEs may only be used to settle obligations of these entities. In addition, there is no recourse to the Company for the consolidated VIEs’ liabilities. For the three months ended September 30, 2024 and 2023, the Company did not provide financial or other support to consolidated VIEs.

AS AT SEPTEMBER 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Cash and Cash Equivalents	$—	$—
Investments	958	891
Other Assets	—	—
Total Assets	$958	$891

Other Liabilities	$—	$—
Total Liabilities	—	—

Equity	$958	$891
The Company holds variable interests in certain VIEs which are not consolidated as it has been determined that the Company is not the primary beneficiary. VIEs that are not consolidated predominately include investment funds sponsored by or managed by the Company. The Company's investment strategies differ by investment fund; however, the fundamental risks have similar characteristics, including loss of invested capital and loss of management and performance income. The Company's maximum exposure to loss as a result of its investments in the unconsolidated investment funds is the carrying value of such investments, including the Company's capital interest and any unrealized carried interest. For the three months ended September 30, 2024 and 2023, the Company did not provide any financial and other support to unconsolidated VIEs other than its obligated commitments.
The assets and liabilities recognized in the Company's Condensed Consolidated Balance Sheets related to its maximum exposure to loss of those VIEs of which the Company is determined not to be the primary beneficiary, the non-consolidated VIEs, are as follows:

AS AT SEPTEMBER 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Investments	$1,316	$893
Due from affiliates	7	5
VIE related assets	1,323	898
Maximum exposure to loss	$1,323	$898

5.    FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS
Fair value approximates carrying value for the following financial instruments that are not measured at fair value in the Condensed Consolidated Financial Statements: Accounts receivable and other (except as otherwise indicated below), Accounts payable and other (except as otherwise indicated below), Due to affiliates and Due from affiliates, and Accrued carried interest.
The following tables summarize the fair value hierarchy of financial assets and liabilities of the Company that are measured at fair value as at September 30, 2024 and December 31, 2023:

AS AT SEPTEMBER 30, 2024 (MILLIONS)	Level I	Level II	Level III	Total
Assets
Cash and cash equivalents	$623	$—	$—	$623
Accounts receivable and other	—	—	95	95
Common and preferred shares	9	—	437	446
Total assets	$632	$—	$532	$1,164
Liabilities				—
Accounts payable and other	$—	$—	$228	$228
Total liabilities	$—	$—	$228	$228

AS AT DECEMBER 31, 2023 (MILLIONS)	Level I	Level II	Level III	Total
Assets
Cash and cash equivalents	$2,667	$—	$—	$2,667
Accounts receivable and other	—	—	37	37
Common and preferred shares	—	—	77	77
Total assets	$2,667	$—	$114	$2,781
Liabilities				—
Accounts payable and other	$—	$—	$122	$122
Total liabilities	$—	$—	$122	$122
The fair value measurement of items categorized in Level III of the fair value hierarchy is subject to valuation uncertainty arising from the use of significant unobservable inputs. The significant unobservable inputs used in the fair value measurement of financial assets and liabilities recurringly measured at fair value are discount rates and capitalization rates. Significant increases (decreases) in these inputs in isolation would have resulted in a significantly lower (higher) fair value measurement. The following tables summarize the quantitative inputs and assumptions used for items categorized in Level III of the fair value hierarchy as of September 30, 2024 and December 31, 2023:

AS AT SEPTEMBER 30, 2024 (MILLIONS)	Fair Value	Valuation techniques
Common and preferred shares	$437	See note (a) and (b)
Accounts receivable and other	95	See note (a) and (d)
Accounts payable and other	228	See note (a) and (c)

AS AT DECEMBER 31, 2023 (MILLIONS)	Fair Value	Valuation techniques
Common and preferred shares	$77	See note (a) and (b)
Accounts receivable and other	37	See note (a) and (d)
Accounts payable and other	122	See note (a) and (c)
a.Unobservable inputs were weighted based on the fair value of the investments included in the range.
b.Common shares primarily represents investments of $64 million in Brookfield Renewable Energy L.P. (2023 - $64 million) and $25 million in Brookfield Infrastructure Income Fund Inc. Common share investments are carried at fair value with changes in fair value recorded in the Condensed Consolidated Statements of Operations. Preferred shares represents an investment made by the Company during the three months ended September 30, 2024 of $347 million in preferred units of GEMS Education. This investment is measured at fair value with changes in fair value recognized in net income and is remeasured at each reporting period.
c.Accounts payable and other recorded at fair value and categorized in Level III relate to a put option held by other investors of Oaktree and Primary Wave under which the Company may be required to purchase additional shares of these investees using a prescribed valuation methodology in exchange for cash, Class A shares of the Corporation or other forms of consideration at the discretion of the Company. The balance also includes put options associated with the Company's investment in Castlelake, as well as a a financial instrument associated with contingent consideration. The fair value of these instruments is determined quarterly using a Monte Carlo simulation and various inputs prepared by management.
d.Accounts receivable and other recorded at fair value and categorized in Level III relate to a call option held by the Company to acquire additional shares of Primary Wave from other investors of the investee using a prescribed valuation methodology in exchange for cash, Class A shares of the Corporation or other forms of consideration at the discretion of the Company. The balance also includes call options associated with the Company's investment in Castlelake. The fair value of this instrument is determined quarterly using a Monte Carlo simulation and various inputs prepared by management.

During the three months ended September 30, 2024, there have been no changes in valuation techniques within Level III that have had a material impact on the valuation of financial instruments.

The following tables summarize the changes in financial assets and liabilities measured at fair value for which the Company has used Level III inputs to determine fair value. These tables also exclude financial assets and liabilities measured at fair value on a non-recurring basis. Total realized and unrealized gains and losses recorded for Level III investments are reported in Other (expenses) income, net in the Condensed Consolidated Statements of Operations.

AS AT AND FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024 (MILLIONS)	Common and preferred shares	Accounts receivable and other	Accounts payable and other
Balance as a June 30, 2024	$75	$45	$124
Net purchases	362	34	70
Gains included in earnings	—	16	34
Balance as at September 30, 2024	$437	$95	$228

AS AT AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 (MILLIONS)	Common and preferred shares	Accounts receivable and other	Accounts payable and other
Balance as at December 31, 2023	$77	$37	$122
Net purchases	360	34	70
Gains included in earnings	—	24	36
Balance as at September 30, 2024	$437	$95	$228

6.    REVENUE
The Company offers investment products on a number of strategies, specifically renewable power and transition, infrastructure, real estate, private equity, and credit, operating in more than 30 countries. The majority of management and advisory fees, net are earned in the United States of America.
The following table sets out revenue disaggregated by investment strategy and geography.

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024 (MILLIONS)	Renewable power and transition	Infrastructure	Real estate	Private equity	Credit	Total
Management and advisory fees, net
United States of America	$32	$52	$146	$27	$66	$323
Canada	45	105	6	17	9	182
United Kingdom	35	52	67	16	—	170
Other	25	35	16	17	—	93
Incentive distributions	32	73	—	—	—	105
	$169	$317	$235	$77	$75	$873

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 (MILLIONS)	Renewable power and transition	Infrastructure	Real estate	Private equity	Credit	Total
Management and advisory fees, net
United States of America	$80	$148	$419	$87	$152	$886
Canada	130	295	17	57	18	517
United Kingdom	106	144	192	47	—	489
Other	76	105	47	43	—	271
Incentive distributions	96	221	—	—	—	317
	$488	$913	$675	$234	$170	$2,480

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2023 (MILLIONS)	Renewable power and transition	Infrastructure	Real estate	Private equity	Credit	Total
Management and advisory fees, net
United States of America	$25	$67	$135	$30	$31	$288
Canada	39	90	12	33	3	177
United Kingdom	41	63	38	19	—	161
Other	12	37	2	7	—	58
Incentive distributions	28	66	—	—	—	94
	$145	$323	$187	$89	$34	$778

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 (MILLIONS)	Renewable power and transition	Infrastructure	Real estate	Private equity	Credit	Total
Management and advisory fees, net
United States of America	$91	$176	$428	$83	$105	$883
Canada	130	296	33	83	10	552
United Kingdom	109	160	118	52	—	439
Other	44	68	44	28	—	184
Incentive distributions	84	197	—	—	—	281
	$458	$897	$623	$246	$115	$2,339

7.    INCOME TAXES
The Company’s Canadian statutory income tax rate has remained consistent at 27% during the three months ended September 30, 2024, and 2023.
As of September 30, 2024 and December 31, 2023, the Company did not have any material unrecognized tax benefits related to uncertain tax positions.
The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by Canadian and foreign tax authorities. As of September 30, 2024, the company’s Canadian income tax returns for the years 2019 through 2022 were open under the normal four-year statute of limitations and therefore subject to examination. Certain subsidiaries’ tax returns for 2018 through 2022 are open to examination.
8.    SHARE-BASED COMPENSATION
The Company, as well as the Manager and the Corporation, related parties of the Company, have granted share-based compensation awards to certain employees and non-employee directors of the Company under a number of compensation plans (the “Equity Plans”). The Equity Plans provide for the granting of share options, restricted shares, escrowed shares and deferred share and restricted share units which contain certain service or performance requirements of the Manager or the Corporation.
During the three months ended September 30, 2024, the Company granted 0.1 million escrowed shares at a weighted average exercise price of $47.05 (2023 - $nil). The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term (2023 - nil), 28.5% volatility (2023 - nil), a weighted average expected dividend yield of 4.3% (2023 - nil) annually, a risk-free rate of 3.6% (2023 - nil) and a liquidity discount of 25%, with a fair value of $7.36 per unit (2023 - $nil). The total fair value of the escrowed shares granted was $0.9 million (2023 - $nil).
During the nine months ended September 30, 2024, the Company granted 4.9 million (2023 - nil) escrowed shares at a weighted average exercise price of $40.25 (2023 - $nil). The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term (2023 - nil), 29.2% volatility (2023 - nil), a weighted average expected dividend yield of 4.8% (2023 - nil) annually, a risk-free rate of 4.2% (2023 - nil) and a liquidity discount of 25%, with a fair value of $6.15 per unit (2023 - $nil). The total fair value of the escrowed shares granted was $30.2 million (2023 - $nil).
The expense recognized for share-based compensation is summarized in the following table:

FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024		2023
Expense arising from equity-settled share-based payment transactions				$53
Management Share Option Plan	$6	$6	$18		$19
Escrowed Stock Plan	6	4	18		12
Restricted Stock Plan	14	11	38		35
	$26	$21	$74		$66

Expense/(Recovery) arising from cash-settled share-based payment transactions				98
Deferred Share Unit Plan	$31	$(57)	$29		$14
Restricted Share Unit Plan	—	(1)	1		(7)
	$31	$(58)	$30		$7
The share-based payment plans are described below.
Management Share Option Plan
Options issued under the Management Share Option Plan (“MSOP”) of both the Corporation and the Manager vest over a period of up to five years, expire ten years after the grant date and are settled through issuance of Class A shares of the Corporation or the Manager. The exercise price is equal to the market price at the grant date. For the three and nine months ended September 30, 2024, the total expense incurred with respect to MSOP totaled $6 million and $18 million, respectively (2023 – $6 million and $19 million).

Escrowed Stock Plan
Under the Escrowed Stock ("ES") Plans, executives are granted common shares (the “ES Shares”) in one or more private escrowed companies that own Class A shares of the Manager, the Asset Management Company, and the Corporation. The ES Shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than ten years from the grant date, all outstanding ES Shares will be exchanged for Class A shares issued by the Corporation or the Manager based on the increase in market value between the date of grant and date of exercise of the respective Class A shares at the time of the exchange. An equal number of Class A shares held in the private escrow companies may be cancelled such that the issuance of shares to employees is non-dilutive. In general, the shares issued on exchange will be less than the Class A shares purchased under the ES Plan resulting in a net reduction in the number of Class A shares issued. For the three and nine months ended September 30, 2024, the total expense incurred with respect to the ES Plan totaled $6 million and $18 million, respectively (2023 – $4 million and $12 million).
During the three months ended September 30, 2024, a subsidiary of the Asset Management Company, as part of establishing various equity based compensation vehicles associated with the ES Plans, issued a total of 235,252 class A preferred shares to the Corporation and the Manager for consideration of $4 million and $2 million, respectively. The class A preferred shares are redeemable at the option of the holder and the issuer at a redemption amount of $25 per share plus accrued and unpaid dividends and these preferred shares are non-voting. The consideration received for this share issuance was the contribution of 91,271 of the Asset Management Company's common shares by the Corporation and the contribution of 33,729 common shares of the Asset Management Company by the Manager. The Asset Management Company has utilized the common shares received to structure various equity based compensation vehicles owned by the Asset Management Company.
During the three months ended March 31, 2024, a subsidiary of the Asset Management Company, as part of establishing various equity based compensation vehicles associated with the ES Plans, issued a total of 7,562,189 class A preferred shares to the Corporation and the Manager for consideration of $143 million and $46 million, respectively. The class A preferred shares are redeemable at the option of the holder and the issuer at a redemption amount of $25 per share plus accrued and unpaid dividends and these preferred shares are non-voting. The consideration received for this share issuance was the contribution of 3,579,878 of the Asset Management Company's common shares by the Corporation and the contribution of 1,198,422 common shares of the Asset Management Company by the Manager. The Asset Management Company has utilized the common shares received to structure various equity based compensation vehicles owned by the Asset Management Company.
Restricted Stock Plan
The Restricted Stock Plan awards executives with Class A shares of the Corporation and the Manager purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus, which may vest immediately. Vested and unvested Restricted Shares are subject to a hold period of up to five years. Holders of Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.
Compensation expense for the three and nine months ended September 30, 2024 was $14 million and $38 million (2023 – $11 million and $35 million ).
Deferred Share Unit Plan
The Deferred Share Unit ("DSU") Plan provides for the issuance of DSUs. Under the plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs. The DSUs vest over periods of up to five years, and accumulate additional DSUs at the same rate as dividends on Class A shares of the Corporation and the Manager based on the market value of the Class A shares at the time of the dividend. Participants are not allowed to convert DSUs into cash until retirement or cessation of employment.
The value of the DSUs, when converted to cash, will be equivalent to the market value of the Class A shares of the Corporation and the Manager at the time the conversion takes place. The fair value of the vested DSUs as at September 30, 2024 was $169 million (December 31, 2023 – $160 million).
Employee compensation expense for these plans is charged against net income over the vesting period of the DSUs. For those awards issued as part of the Arrangement, the mark-to-market movement is recoverable from the Corporation. The amount payable in respect of vested DSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the Company are recorded as employee compensation expense in the period of the change. For the three and nine months ended September 30, 2024, employee compensation expense totaled $31 million and $29 million respectively (2023 – recovery of $57 million and expense of $14 million).
Restricted Share Unit Plan
The Restricted Share Unit ("RSU") Plan provides for the issuance of RSUs. Under the plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of RSUs. The RSUs vest over periods of up to five years. Participants are not allowed to convert RSUs into cash until retirement or cessation of employment. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of Class A shares of the Corporation or the Manager at the time the conversion takes place and the market price on the date the RSUs are granted.
Employee compensation expense for these plans is charged against net income over the vesting period of the RSUs. For those awards issued as part of the Arrangement, the mark-to-market movement is recoverable from the Corporation. The amount payable in respect of vested RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the Company are recorded as employee compensation expense in the period of the change.
During the three months ended March 31, 2024, the RSU Plan was settled and participating employees and directors of the Asset Management Company received a cash settlement equal to the value of the RSUs at the date of settlement or an option to acquire preferred shares in subsidiaries of the Corporation with a redemption value equal to the value of their RSUs on the date of the settlement of the RSU plan.
The value of the outstanding options associated with the settlement of the RSU plan as at September 30, 2024 was $21 million (2023 - $nil) and the fair value of outstanding RSUs was $nil (December 31, 2023 – $21 million).
For the three and nine months ended September 30, 2024, employee compensation expense totaled $nil and $1 million (2023 – recovery of $1 million and recovery of $7 million).
9.    PREFERRED SHARES REDEEMABLE NON-CONTROLLING INTEREST
As at September 30, 2024, subsidiaries of the Company have issued and outstanding certain classes of preferred shares which are outlined below:

	2024		2023
AS AT SEPTEMBER 30,, AND DECEMBER 31, (MILLIONS, EXCEPT SHARE AMOUNTS)	Number of Shares	Value	Number of Shares	Value
BUSHI Preferred Shares
BUSHI Tracking Shares	100	$1,856	100	$2,062
Class B senior preferred	1,621,093	41	1,621,093	41
Class B preferred	2,520,571	63	2,520,571	63
Class A preferred	7,797,431	195	—	—
BMHL Preferred Shares	100	—	100	—
		$2,155		$2,166
The movement in the carrying value of the preferred shares redeemable non-controlling interest is as follows:

AS AT AND FOR THE PERIODS ENDED SEPTEMBER 30, (MILLIONS)	Three Months Ended		Nine Months Ended
	2024	2023	2024	2023
Balance, beginning of period	$2,225	$2,032	$2,166	$1,811
Net (redemptions) issuances	(10)	(25)	150	125
Changes in redemption value included in net income attributable to preferred shares non-controlling interest	(60)	11	(161)	82
Balance, end of period	$2,155	$2,018	$2,155	$2,018

BUSHI Tracking Shares
In December 2022, at the time of the spin-off, BUSHI and BMHL, subsidiaries of the Company, entered into arrangements with the Corporation whereby BUSHI and BMHL issued preferred shares to the Corporation in exchange for the Corporation's holdings in BUSHI's and BMHL's common shares.
The preferred shares, which we also refer to as Tracking Shares, represent a class of ownership senior to common stock and subordinate to debt and are entitled to quarterly dividends when declared by BUSHI and BMHL. The BUSHI preferred shares are redeemable at the option of the issuer, whose board is controlled by the holder, after 10 years and the BMHL preferred shares are redeemable when a redemption triggering event has occurred. As the Company does not solely control the redemption event, these preferred shares are accounted for as redeemable non-controlling interests.
Class B senior preferred and preferred shares
In addition to the Tracking Shares, BUSHI has also issued class B senior preferred shares and class B preferred shares. The class B senior preferred shares entitle the holder to cumulative preferential cash dividends at $1.36375 per share per annum and are ranked senior to the Tracking Shares, class B preferred shares and common shares. The class B senior preferred shares are redeemable by the issuer, whose board is controlled by the Corporation, upon the tenth anniversary of issuance at a redemption amount of $25 per share plus accrued and unpaid dividend. The class B preferred shares are redeemable at the option of both the holder and the issuer at $25 per share (the redemption amount) plus unpaid dividends. These preferred shares are non-voting and rank junior to the BUSHI tracking shares and senior to common shares of the entity, and are entitled to non-cumulative cash dividends at 6.7% per annum on their redemption amount.
Class A preferred shares
During the nine months ended September 30, 2024, a subsidiary of the Asset Management Company issued 5,909,372 class A preferred shares to the Corporation and 1,888,059 class A preferred shares to the Manager for consideration of $147 million and $48 million, respectively. The class A preferred shares are redeemable at the option of the holder and the issuer at a redemption amount of $25 per share plus accrued and unpaid dividends and these preferred shares are non-voting. Refer to Note 8 for further details.
BUSHI and BMHL preferred shares
The Company had 100 BUSHI Tracking Shares and 100 BMHL Tracking Shares outstanding as at September 30, 2024 with a carrying value equal to redemption value of $1.9 billion and $nil, respectively. In addition, the Company had 1,621,093 BUSHI class B senior preferred shares and 2,520,571 BUSHI class B preferred shares and 7,797,431 BUSHI class A preferred shares outstanding as at September 30, 2024, with a carrying value equal to their redemption value of $41 million, $63 million, and $195 million, respectively.
The Company accounts for the changes in the value of the redeemable non-controlling interest in accordance with ASC 480, Distinguishing Liabilities from Equity. The Company elects for the BUSHI tracking shares and class B senior preferred shares to recognize changes in the redemption value immediately as they occur and adjust the carrying amount to equal the redemption value at the end of each reporting period. As the BMHL tracking shares are not currently redeemable and management has determined that it is not probable that the instrument will become redeemable no subsequent adjustment in the value of the preferred shares is expected. The BUSHI class B preferred shares are currently redeemable and are therefore measured at their redemption amount at each reporting date. However, no adjustment to the carrying value of the class B preferred shares is expected as dividends declared are expected to be paid on or prior to each reporting date.
10.    RELATED PARTY TRANSACTIONS
In the normal course of business, the Company entered into transactions with related parties and derived the majority of its revenue from the provision of asset management services to the Corporation along with its subsidiaries and operating entities. During the three and nine months ended September 30, 2024, the Company recorded revenues of $1.1 billion (2023 - $867 million) and $2.8 billion (2023 -$2.6 billion), respectively, derived from related party transactions on its Condensed Consolidated Statement of Operations.
In the normal course of business, the Company entered into transactions with related parties by providing and borrowing on short-term credit facilities, working capital facilities, as well as unsecured loans. The balances due and from these facilities as well as those amounts due and from share-based compensation recharge and recovery arrangements are recorded as Due from affiliates and Due to affiliates on the Condensed Consolidated Balance Sheets.

Under the AMSA, the Manager provides the services of its employees and its Chief Executive Officer to the Company on a cost recovery basis. For services received, costs are recorded on a gross basis in the Condensed Consolidated Statement of Operations. During the three and nine months ended September 30, 2024, under this arrangement, the Company has recognized an expense of $64 million (2023 - $55million) and $144 million (2023 - $150 million), respectively, in the Condensed Consolidated Statement of Operations which includes the impacts of the fair value movements of the cash-settled equity instruments provided by the Manager to employees of the Company. The Manager is also entitled to reimbursement for costs incurred associated with stock-based compensation awards issued to employees of the Asset Management Company by the Manager. During the three and nine months ended September 30, 2024, the Company paid the Manager $nil (2023 - $nil) and $79 million (2023 - $88 million), respectively as a prepayment for equity based compensation granted to the Company's employees. For the nine months ended September 30, 2024, the Company also made a $15 million (2023 - $15 million) prepayment to the Manager under the AMSA for equity based compensation. During the nine months ended September 30, 2024, the Company issued to the Manager options to acquire the Company’s shares, which are accounted for as the Company’s equity in Additional Paid-in Capital at their fair value on issuance date of $37 million. These options are options that track to certain Manager stock options issued under its Management Share Option Plan and are exercised at the same time and the same exercise prices as these awards.
As outlined in the Relationship Agreement, the Corporation is responsible for costs associated with certain share-based awards for certain employees, some of which are subject to revaluation at each balance sheet date, and will also bear the cost of the employee entitlement to carried interest on mature funds either directly or indirectly through reimbursement to the Company. Income generated under the Relationships Agreement relating to these instruments is recognized as Other revenues in the Condensed Consolidated Statement of Operations on a gross basis as the instruments vest. During the three and nine months ended September 30, 2024, the Asset Management Company has recognized a recharge of $85 million (2023 - $39 million) and $132 million (2023 - $126 million), respectively, in the Condensed Consolidated Statement of Operations under this arrangement.
Under the TSA, Brookfield Asset Management ULC will provide the Corporation and the Manager certain services to support day-to-day corporate activities on a transitional basis. For services provided to the Corporation, costs are recorded on a gross basis in the Consolidated Statement of Operations. For the three and nine months ended September 30, 2024, the Corporation has recognized $3 million (2023 - $4 million) and $10 million (2023 - $10 million), respectively, in the Consolidated Statement of Operations under this arrangement.
During the nine months ended September 30, 2024 a subsidiary of the Asset Management Company issued class A preferred shares to the Manager and the Corporation for consideration of $189 million as part of the establishment of equity based compensation vehicles. Refer to Note 9 for further details.
During the nine months ended September 30, 2024, the Company acquired an 11% interest in Pretium for $351 million from a related party of the Company.
For the three and nine months ended September 30, 2024, the Company recognized tax attributes purchased from a related party of $38 million (2023 - $35 million) and $114 million (2023 - $97 million), respectively.
Due from affiliates and due to affiliates consisted of the following:

AS AT SEPTEMBER 30, AND DECEMBER 31, (MILLIONS)	2024	2023
Due from Affiliates
Loans to affiliates	$1,589	$1,654
Receivables from affiliates related to share and cash-based compensation	756	650
Loans to related parties	33	200
	$2,378	$2,504

Due to Affiliates
Operating payables due to related parties	$841	$659
Payables to affiliates related to share and cash-based compensation to carried interest	343	129
Borrowings from related parties	202	198
	$1,386	$986

Due from affiliates
Due from affiliates of $2.4 billion (2023 – $2.5 billion) consists of $1.5 billion (2023 – $1.7 billion) of loans from affiliates which are comprised of asset management fees receivables, working capital facilities, and other outstanding short-term credit facilities provided to the Corporation and its subsidiaries in the normal course of business. Loans to related parties are unsecured with floating rates of Secured Overnight Financing Rate published by the Federal Reserve Bank of New York ("SOFR") less 375 bps or a fixed interest rate of 0.14% to 6.5%. Maturities on loans to related parties range from 2024 to 2057. The loans were generally issued to finance acquisitions and fund commitments.
Due to affiliates
Due to affiliates of $1.4 billion (2023 - $986 million) consists of amounts payable to related parties for services received in the normal course of business including operating expenses payable and borrowings from the Corporation under the line of credit.
11.    COMMITMENTS AND CONTINGENCIES
Commitments
On January 31, 2019, a subsidiary of the Company committed $2.8 billion to BSREP III, of which $2.1 billion has been funded as at September 30, 2024 (December 31, 2023 – $2.1 billion). The remainder of the commitment will be funded by the Corporation.
In the normal course of business, the Company enters into contractual obligations which include commitments to provide bridge financing and other equity commitments. As at September 30, 2024, the Company had $3.3 billion of such commitments outstanding (December 31, 2023 - $ 2.1 billion).
The Company established a $750 million five-year revolving credit facility on August 29, 2024 through bilateral agreements with a group of lenders. The facility is available in U.S. and Canadian dollars, where U.S. dollar draws are subject to the U.S. Base Rate or SOFR plus a margin of 110 basis points, while Canadian dollar draws are subject to the Canadian Prime Rate or CORRA plus a margin of 110 basis points. As at September 30, 2024, the Company has not made any draws on the $750 million facility.
Guarantees
The Company may from time to time enter into guarantees to assist the general partners of specific funds in securing financing. In the event that the general partners default on their financing obligations, the Company will be liable for outstanding payments under the guarantees. As at September 30, 2024, the Company had $300 million of such guarantees outstanding (December 31, 2023 - nil).
Contingencies
Carried interests clawback
Carried interests are realized when an underlying investment is profitably disposed of after the fund’s cumulative returns have met a certain thresholds for return of capital. When applicable, the Company records a liability for potential clawback obligations due to changes in the unrealized value of a fund’s remaining investments and where the Company has previously received carried interest distributions.
The actual clawback liability, however, generally does not become payable until the end of a fund’s life. No liability for potential clawback obligations has been recorded associated with any of our funds as at September 30, 2024 and December 31, 2023.
Litigation
The Company may from time to time be involved in litigation and claims incidental to the conduct of its business. The Company’s businesses are also subject to extensive regulation, which may result in regulatory proceedings against the Company. As of September 30, 2024 there is no outstanding litigation.
The Company accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such legal actions, based on information known by management, the Company does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial condition or cash flows.
Taxation
We operate in jurisdictions with differing tax laws and tax rates. Several jurisdictions in which we operate have proposed draft legislation, which if enacted in their current form, may result in a change to our effective income tax rate. Given the uncertainty with respect to differences between draft and enacted legislation, the impact resulting from the potential enactment of such draft legislation cannot be reasonably estimated at this time. In addition, certain jurisdictions in which we operate have enacted legislation where the impact cannot be readily determined without further clarification from the relevant tax authorities. Given the uncertainty surrounding such circumstances, the Company has concluded that the impact of such legislation cannot be reasonably estimated at this time.

12.    SUBSEQUENT EVENTS
On October 31, 2024, the Manager announced steps to enhance its corporate structure. The Manager, the Asset Management Company, and the Corporation entered into an agreement whereby the Manager would own and reflect 100% of the asset management business, and the Corporation's approximately 73% interest in the asset management business would be held directly through ownership of approximately 73% of the Manager. These steps will not impact the ongoing operations of the Asset Management Company and will be non-dilutive to BAM Ltd. shareholders. A special meeting of the Manager's shareholders to consider and vote on the steps outlined above is expected on December 20, 2024.
The Company evaluated events and transactions occurring from October 1, 2024 up to November 8, 2024.

Shareholder Information

Shareholder Inquiries
Shareholder inquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Ltd.
Brookfield Place, 250 Vesey Street 15th Floor
New York, NY 10281-0221
T: 416-363-9491 or toll free in North America: 1-866-989-0311
E: bam.enquiries@brookfield.com
www.bam.brookfield.com
Shareholder inquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
TSX Trust Company
301 - 100 Adelaide Street West
Toronto, ON M5H 4H1
T: 1-800-387-0825 (North America)
    416-682-3860 (outside North America)
F: 1-888-249-6189 (North America)
    514-985-8843 (outside North America)
E: shareholderinquiries@tmx.com
www.tsxtrust.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield Asset Management Ltd. shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2023 Annual Report is available in French on request from the company and is filed with and available through SEDAR+ at www.sedarplus.ca.

Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.

Dividend Reinvestment Plan
The Manager has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada to receive their dividends in the form of newly issued Class A shares, without paying commissions. The plan is currently not available for registered shareholders of our Class A Shares who are resident in the United States.

Pursuant to our Dividend Reinvestment Plan, registered holders of our Class A Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the volume weighted average price (in U.S. dollars) at which board lots of Class A Shares have traded on the NYSE based on the average closing price during each of the five trading days immediately preceding the relevant Investment Date on which at least one board lot of Class A Shares has traded, as reported by the NYSE (the "NYSE VWAP"). The NYSE VWAP is multiplied by an exchange factor calculated as the average daily exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant Investment Date.

Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our New York office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM	Toronto

1 “Investment Date” means each dividend payment date upon which cash dividends paid on all Class A Shares registered in the name of a shareholder, net of any applicable withholding taxes, are reinvested.

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A	Last day of February, May, August and November	Last day of March, June, September and December
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

Board of Directors and Officers
BOARD OF DIRECTORS

MARK CARNEY Chair of the Board and Head of Transition Investing of Brookfield Asset Management Ltd.	MARCEL R. COUTU Corporate Director.	BRUCE FLATT Chief Executive Officer of Brookfield Asset Management Ltd. and Brookfield Corporation.
OLIVIA GARFIELD Chief Executive Officer of Severn Trent, a FTSE 100 water utilities company.	NILI GILBERT Vice Chairwoman of Carbon Direct LLC, a leader in scaling carbon management.	KEITH JOHNSON Founding Partner and Chief Executive Officer of Sequoia Heritage.
BRIAN W. KINGSTON Managing Partner and Chief Executive Officer of Real Estate of Brookfield Asset Management Ltd.	ALLISON KIRKBY Chief Executive Officer of BT Group plc, a British multinational company.	CYRUS MADON Managing Partner and Executive Chair of Private Equity of Brookfield Asset Management Ltd.
DIANA NOBLE Founder of Kirkos Partners.	SAMUEL J.B. POLLOCK Managing Partner and Chief Executive Officer of Infrastructure of Brookfield Asset Management Ltd.	SATISH RAI Senior Advisor at OMERS, Former Chief Investment Officer of OMERS.
Details on Brookfield Asset Management Ltd.'s directors are provided in the Management Information Circular and on Brookfield Asset Management Ltd.'s website at https://bam.brookfield.com

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Connor Teskey, President; Chief Executive Officer, Renewable Power and Transition
Hadley Peer Marshall, Chief Financial Officer
Justin B. Beber, Chief Operating Officer
Brian W. Kingston, Chief Executive Office, Real Estate
Cyrus Madon, Executive Chair, Private Equity
Craig W.A. Noble, Chief Executive Officer, Credit
Samuel J.B. Pollock, Chief Executive Officer, Infrastructure
Anuj Ranjan, Chief Executive Officer, Private Equity

BROOKFIELD ASSET MANAGEMENT

Brookfield.com

NYSE: BAM
TSX: BAM

BROOKFIELD CORPORATE OFFICES

United States

Canada

Brookfield Place
181 Bay Street, Suite 100
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom

One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia

Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil

Avenida das Nações Unidas, 14.401
Parque da Cidade-Torre Paineira
15º andar
São Paulo–SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates

Level 24, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India

Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
+91.22.6600.0700

China

Unit 01, 11F
Tower C, One East
No. 768 South Zhongshan 1st Road
Huangpu District, Shanghai
200023
+86.21.2306.0700

OAKTREE CORPORATE OFFICES

United States

333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States

1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 2001, 20/F
Champion Tower
3 Garden Road
Central
+852.3655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

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Bermuda
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